As filed with the Securities and Exchange Commission on December 16, 2004.
Registrations Nos.

333-107571
811-09203

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑

Pre-Effective Amendment No. 1	☑

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑

Amendment No. 16	☑

(Check appropriate box or boxes)

SEPARATE ACCOUNT A

(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY

(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3743
(Depositor’s Telephone Number, including Area Code)

Diane N. Ledger
Vice President
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and address of agent for service)

Copies of all communications to:

Diane N. Ledger	Ruth Epstein, Esq.
Pacific Life & Annuity Company	Dechert
P.O. Box 9000	1775 Eye Street, N.W.
Newport Beach, CA 92658-9030	Washington, D.C. 20006-2401

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on ___________ pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a) (1) of Rule 485

☐	on ___________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Interests in the Separate Account Under Pacific Value individual flexible premium deferred variable annuity contract.

Filing Fee: None

SEPARATE ACCOUNT A
FORM N-4
CROSS REFERENCE SHEET

PART A

Item No.		Prospectus Heading
1.	Cover Page	Cover Page

2.	Definitions	TERMS USED IN THIS PROSPECTUS

3.	Synopsis	AN OVERVIEW OF PACIFIC VALUE

4.	Condensed Financial Information	YOUR INVESTMENT OPTIONS — Variable Investment Option Performance; ADDITIONAL INFORMATION — Financial Statements;

5.	General Description of Registrant, Depositor and Portfolio Companies	AN OVERVIEW OF PACIFIC VALUE; PACIFIC LIFE & ANNUITY COMPANY, PACIFIC LIFE AND THE SEPARATE ACCOUNT — Pacific Life & Annuity Company (PL&A); — Pacific Life, — Separate Account A; YOUR INVESTMENT OPTIONS — Your Variable Investment Options; ADDITIONAL INFORMATION — Voting Rights

6.	Deductions	AN OVERVIEW OF PACIFIC VALUE; HOW YOUR INVESTMENTS ARE ALLOCATED — Transfers; CHARGES, FEES AND DEDUCTIONS; WITHDRAWALS — Optional Withdrawal

7.	General Description of Variable Annuity Contracts	AN OVERVIEW OF PACIFIC VALUE; PURCHASING YOUR CONTRACT — How to Apply for your Contract; HOW YOUR INVESTMENTS ARE ALLOCATED; RETIREMENT BENEFITS AND OTHER PAYOUTS — Choosing Your Annuity Option, — Your Annuity Payments, — Death Benefits; ADDITIONAL INFORMATION — Voting Rights, — Changes to Your Contract, — Changes to ALL Contracts, — Inquiries and Submitting Forms and Requests, — Timing of Payments and Transactions

8.	Annuity Period	RETIREMENT BENEFITS AND OTHER PAYOUTS

9.	Death Benefit	RETIREMENT BENEFITS AND OTHER PAYOUTS — Death Benefits

10.	Purchases and Contract Value	AN OVERVIEW OF PACIFIC VALUE; PURCHASING YOUR CONTRACT; HOW YOUR INVESTMENTS ARE ALLOCATED; PACIFIC LIFE & ANNUITY COMPANY, PACIFIC LIFE AND THE SEPARATE ACCOUNT — Pacific Life & Annuity Company, Pacific Life; THE GENERAL ACCOUNT — Withdrawals and Transfers

11.	Redemptions	AN OVERVIEW OF PACIFIC VALUE; CHARGES, FEES AND DEDUCTIONS; WITHDRAWALS; ADDITIONAL INFORMATION — Timing of Payments and Transactions; THE GENERAL ACCOUNT — Withdrawals and Transfers

12.	Taxes	CHARGES, FEES AND DEDUCTIONS — Premium Taxes; WITHDRAWALS — Optional Withdrawals, — Tax Consequences of Withdrawals; FEDERAL TAX STATUS

13.	Legal Proceedings	Not Applicable

14.	Table of Contents of the Statement of Additional Information	CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

PART B

Statement of Additional
Item No.		Information Heading
15.	Cover Page	Cover Page

16.	Table of Contents	TABLE OF CONTENTS

17.	General Information and History	Not Applicable

18.	Services	Not Applicable

19.	Purchase of Securities Being Offered	THE CONTRACTS AND THE SEPARATE ACCOUNT — Calculating Subaccount Unit Values, — Systematic Transfer Programs

20.	Underwriters	DISTRIBUTION OF THE CONTRACTS — Pacific Select Distributors, Inc. (PSD)

21.	Calculation of Performance Data	PERFORMANCE

22.	Annuity Payments	THE CONTRACTS AND THE SEPARATE ACCOUNT — Variable Annuity Payment Amounts

23.	Financial Statements	FINANCIAL STATEMENTS

PART C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

PACIFIC VALUE
PROSPECTUS DECEMBER 22, 2004

Pacific Value is an individual flexible premium deferred variable annuity contract issued by Pacific Life & Annuity Company.

This Contract is not available in all states. This Prospectus is not an offer in any state or jurisdiction where we’re not legally permitted to offer the Contract.

The Contract is described in detail in this Prospectus and its Statement of Additional Information (SAI). The Pacific Select Fund is described in its Prospectus and its SAI. No one has the right to describe the Contract or the Pacific Select Fund any differently than they have been described
in these documents.	This Prospectus provides information you should know before buying a Contract. It’s accompanied by a current Prospectus for the Pacific Select Fund, the Fund that provides the underlying Portfolios for the Variable Investment Options offered under the Contract.

Pacific Life & Annuity Company will add a Credit Enhancement to your Contract Value each time you make a Purchase Payment. Some of the expenses for this Contract may be higher than the expenses for an annuity without the Credit Enhancement. The Credit Enhancement is paid for primarily out of reductions in our sales and distribution expenses. There is no corresponding reduction in Contract fees and expenses resulting from these reduced sales and distribution expenses. The Variable Investment Options are funded by Separate Account A of Pacific Life & Annuity Company. Please read both Prospectuses carefully, and keep them for future reference.

Here’s a list of all the Investment Options available under your Contract:

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the Contract and does not guarantee that the information in this Prospectus is accurate or complete. It’s a criminal offense to say otherwise.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It’s not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in a Contract involves risk, including possible loss of principal.
VARIABLE INVESTMENT OPTIONS
Blue Chip
Aggressive Growth
Diversified Research
Short Duration Bond
I-Net TollkeeperSM
Financial Services
Health Sciences
Technology
Focused 30
Growth LT
Mid-Cap Value
International Value
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index

FIXED OPTION
DCA Plus Fixed Option
Multi-Strategy
Main Street® Core
Emerging Markets
Inflation Managed
Managed Bond
Small-Cap Value
Money Market
High Yield Bond
Equity Income
Equity
Aggressive Equity
Large-Cap Value
Comstock
Real Estate
Mid-Cap Growth

You’ll find more information about the Contract and Separate Account A in the SAI dated December 22, 2004. The SAI has been filed with the SEC and is considered to be part of this Prospectus because it’s incorporated by reference. You’ll find a table of contents for the SAI on page 60 of this Prospectus. You can get a copy of the SAI without charge by calling or writing to Pacific Life & Annuity Company. You can also visit the SEC’s website at www.sec.gov, which contains the SAI, material incorporated into this Prospectus by reference, and other information about registrants that file electronically with the SEC.

YOUR GUIDE TO THIS PROSPECTUS

AN OVERVIEW OF PACIFIC VALUE

This overview tells you some key things you should know about your Contract. It’s designed as a summary only – please read this Prospectus, your Contract and the Statement of Additional Information for more detailed information.

Rules about how annuity contracts are described or administered are reflected in your Contract, or in Riders, Endorsements or Supplements to your Contract. The terms of your Contract and of any Rider, Endorsement or Supplement, prevail over what’s in this Prospectus.

In this Prospectus, you and your mean the Contract Owner or Policyholder. Pacific Life & Annuity, PL&A, we, us and our refer to Pacific Life & Annuity Company. Pacific Life, PL and administrator means Pacific Life Insurance Company. Contract means a Pacific Value variable annuity contract, unless we state otherwise.

Pacific Value Basics

An annuity contract may be appropriate if you’re looking for retirement income or you want to meet other long-term financial objectives.

This Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawal charges and tax penalties for early withdrawal may apply.

You should consider the Contract’s investment and income benefits, as well as its costs.	Pacific Value is an annuity contract between you and Pacific Life & Annuity Company (PL&A).
This Contract is designed for long-term financial planning. It allows you to invest money on a tax-deferred basis for retirement or other goals, and to receive income in a variety of ways, including a series of income payments for life or for a specified period of years.

Non-Qualified and Qualified Contracts are available. You buy a Non- Qualified Contract with “after-tax” dollars. You buy a Qualified Contract under a qualified retirement or pension plan, or an individual retirement annuity or account (IRA), or form thereof.

Pacific Value is a variable annuity, which means that the value of your Contract fluctuates depending on the performance of the Investment Options you choose. The Contract allows you to choose how often you make Investments (“Purchase Payments”) and how much you add each time.

Your Right to Cancel (“Free Look”)
During the Free Look period, you have the right to cancel your Contract and return it to us with instructions or to your registered representative for a refund. The amount refunded may be more or less than the Investments you’ve made, depending on the kind of Contract you buy. You’ll find a complete description of the Free Look period that applies to your Contract on the Contract’s cover sheet or notice that accompanies your Contract. The Free Look period ends 10 days after you receive your Contract. If you are replacing another annuity contract or life insurance policy, your Free Look period ends 60 days after you receive your Contract.

AN OVERVIEW OF PACIFIC VALUE

The Accumulation Phase

The Investment Options you choose and how they perform will affect the value of your Contract during the accumulation phase, as well as the amount of your annuity payments during the income phase if you choose a variable annuitization payout.	The accumulation phase begins on your Contract Date and continues until your Annuity Date. During the accumulation phase, you can put money in your Contract by making investments, and choose Investment Options in which to allocate them. You can also take money out of your Contract by making a withdrawal.

Investments (“Purchase Payments”)
Your initial Investment must be at least $10,000 for a Non-Qualified Contract and at least $2,000 for a Qualified Contract. Additional investments must be at least $250 for a Non-Qualified Contract and $50 for a Qualified Contract. We also call your Investments “Purchase Payments” in your Contract.

Credit Enhancement We’ll add an amount called a Credit Enhancement to the value of your Contract each time you make an Investment.

Investment Options
You can ask your registered representative to help you choose the right Investment Options for your goals and risk tolerance. You’ll find more about the Investment Options starting on page 9.	You can choose from 31 of the Variable Investment Options (also called Subaccounts), each of which invests in a corresponding Portfolio of the Pacific Select Fund. Pacific Life (PL) is the investment adviser for the Pacific Select Fund. PL oversees the management of all the Fund’s Portfolios and manages two of the Portfolios directly. PL has retained other portfolio managers to manage the other Portfolios. The value of each Portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed.

You can also choose any available fixed option that earns a guaranteed rate of interest of at least 3% annually.

We allocate your Investments to the Investment Options you choose. The value of your Contract will fluctuate during the accumulation phase depending on the Investment Options you’ve chosen. You bear the investment risk of any Variable Investment Options you choose.

Transferring among Investment Options
You’ll find more about transfers and transfer limitations starting on page 20.	You can transfer among Investment Options any time, subject to certain limitations until your Annuity Date without paying any current income tax. Transfers are limited to 25 for each calendar year. Only two transfers per month may involve the International Value, International Large-Cap or Emerging Markets Investment Options. If you have used all 25 transfers in a calendar year, you may make one additional transfer of all or a portion of your Variable Account Value to the Money Market Investment Option before the start of the next Calendar Year. You can also make systematic transfers by enrolling in our dollar cost averaging, portfolio rebalancing or earnings sweep programs. Transfers made under these systematic transfer programs or under an asset allocation program established and maintained by us are excluded from the limitation. Some restrictions apply to transfers to or from any fixed option.

Withdrawals
You’ll find more about withdrawals starting on page 35.	You can make full and partial withdrawals to supplement your income or for other purposes. You can withdraw a certain amount each year without paying a withdrawal charge, but you may pay a withdrawal charge if you withdraw investments that are less than eight years old. A withdrawal transaction fee on withdrawals in excess of 15 in any Contract Year may be imposed; however, this fee is currently waived. Some restrictions may apply to making partial withdrawals from any fixed option.

In general, you may have to pay tax on withdrawals or other distributions from your Contract. If you’re under age 59 1/2, a 10% federal penalty tax may also apply to withdrawals.

The Income Phase You’ll find more about annuitization starting on page 26.	The income phase of your Contract begins on your Annuity Date. Generally, you can choose to surrender your Contract and receive a single payment or you can annuitize your Contract and receive a series of income payments.
You can choose fixed or variable annuity payments, or a combination of both, for life or for a specified period of years. You can choose monthly, quarterly, semiannual or annual payments. We’ll make the income payments to your designated payee. Income distributions are always taxed to the Owner.

If you choose variable annuity payments, the amount of the payments will fluctuate depending on the performance of the Variable Investment Options you choose. After your Annuity Date, if you choose variable annuity payments, you can exchange your Subaccount Annuity Units among the Variable Investment Options up to four times in any 12-month period.

The Death Benefit You’ll find more about the death benefit starting on page 30.	The Contract provides a death benefit upon the first death of an Owner or the death of the sole surviving Annuitant, which ever occurs first, during the accumulation phase. Death benefit proceeds are payable when we receive proof of death and payment instructions in proper form. To whom we pay a death benefit, and how we calculate the amount of the death benefit depends on who dies first and the type of Contract you own.

Optional Riders Optional riders are subject to availability. Ask your registered representative about their current status.	Stepped-Up Death Benefit Rider (SDBR)
The SDBR offers you the ability to lock in market gains for your beneficiaries with a stepped-up death benefit, which is the highest Contract Value on any previous Contract Anniversary (prior to the Annuitant’s 81st birthday) adjusted for additional Purchase Payments and Withdrawals. You can only buy the Rider when you buy your Contract.

Guaranteed Protection Advantage (GPA) Rider
The optional GPA Rider provides for an additional amount that may be added to your Contract Value when an asset allocation program, established and maintained by us for this Rider, is used for a 10-year period (the “Term”). The Term begins on the Effective Date of the Rider. Your entire Contract Value must be invested in an asset allocation program established and maintained by us for the Rider during the entire Term for the additional amount to be added to your Contract. The GPA Rider may not be available. Ask your registered representative about its current availability.

If you buy the GPA Rider within 60 days after the Contract Date or within 30 days after a Contract Anniversary, we will make the Effective Date of the GPA Rider coincide with that Contract Date or Contract Anniversary.

You should consult a qualified adviser for complete information and advice before purchasing the GPA Rider.

There may be adverse consequences to taking a loan while the Rider is in effect. If you have an existing loan on your Contract, you should carefully consider whether the Rider is appropriate for you.

AN OVERVIEW OF PACIFIC VALUE

	This section of the overview explains the fees and expenses associated with your Pacific Value Contract.

Contract Transaction Expenses	The following describes the transaction fees and expenses that you will pay when owning your Contract. Expenses are fixed under the terms of your Contract. Premium taxes and/or any other taxes may also apply to your Contract. We generally charge premium taxes when you annuitize your Contract, but there are other times when we charge them to your Contract instead. Please see your Contract for details.

	• Maximum Withdrawal Charge (as a percentage of Purchase Payments)		9.0%	[1]

	• Withdrawal transaction fee (currently waived)		$15.00	[2]

Periodic Expenses	The following describes the fees and expenses that you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.
		Without Rider	With Stepped-Up Death Benefit Rider

Separate Account A Annual Expenses (as a percentage of the average daily Account Value) (See TERMS USED IN THIS PROSPECTUS on page 58)	• Mortality and Expense Risk Charge[4]	1.40%	1.40%
	• Administrative Fee[4]	0.25%	0.25%
	• Death Benefit Rider Charge[4,5]	none	0.20%

	• Total Separate Account A Annual Expenses	1.65%	1.85%

	• Loan Interest Rate[3]	2.00%	2.00%

Optional Rider Annual Expenses (calculated as a percentage of Contract Value) (See TERMS USED IN THIS PROSPECTUS on page 58)	• Guaranteed Protection Advantage (GPA) Rider Charge	0.10%	[6]

[1] The withdrawal charge may or may not apply or may be reduced under certain circumstances. See CHARGES, FEES AND DEDUCTIONS and WITHDRAWALS.
[2] The withdrawal transaction fee is currently waived. In the future, we may charge a fee of up to $15 or 2%, if less, for any withdrawal in excess 15 that you make in a Contract Year. See WITHDRAWALS – Optional Withdrawals.
3 If you request a loan on your Contract, we will charge you a gross interest rate of 5.00% on your outstanding principal amount. We will credit you the amount of 3.00% on any Contract Value attributed to your Loan Account. The net amount of interest you pay on your loan will be 2.00% annually. See LOANS.
[4] This is an annual rate and assessed on a daily basis. The daily rate is calculated by dividing the annual rate by 365.
5 If you buy the Stepped-Up Death Benefit Rider we add this charge to the Mortality and Expense Risk Charge until your Annuity Date. See CHARGES, FEES AND DEDUCTIONS.
6 If you buy the GPA Rider (subject to availability), an optional Rider, we deduct this charge proportionately from your Investment Options on each Contract Anniversary following the Effective Date of the Rider during the term of the Rider and while the Rider is in effect. If the Rider is terminated for reasons other than death or Annuitization, this charge will be deducted on the effective date of termination.

Pacific Select Fund Annual Operating Expenses (You will find more about the Pacific Select Fund starting on page 9, and in the Fund’s Prospectus which accompanies this Prospectus.)	This table shows the range (minimum and maximum) of fees and expenses charged by any of the Portfolios, expressed as a percentage of average daily nets assets, for the year ended December 31, 2003.

Each Variable Account of the Separate Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. These fees and expenses are described in the Fund’s Prospectus.

Total Annual Pacific Select Fund Expenses[1]	Minimum	Maximum

Expenses that are deducted from the Fund’s assets, including advisory fees, 12b-1 distribution expenses, and other expenses	0.30%	1.31%

1 To help limit Pacific Select Fund expenses, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse each Portfolio for operating expenses (including organizational expenses, but not including advisory fees, 12b -1 distribution expenses, additional costs associated with foreign investing, interest (including commitment fees), taxes, brokerage commissions and other transactional expenses, extraordinary expenses such as litigation expenses, expenses not incurred in the ordinary course of business, and expenses of counsel or other persons or services retained by the Fund’s independent trustees) that exceed an annual rate of 0.10% of its average daily net assets. Such waiver or reimbursement is subject to repayment to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the Portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2005.

AN OVERVIEW OF PACIFIC VALUE

Examples	The following examples are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts. These costs include Contract transaction expenses, the maximum periodic Contract expenses (including the combination of optional Riders whose cumulative expenses totaled more than any other combination of optional Riders), Separate Account annual expenses, and Portfolio fees and expenses for the year ended December 31, 2003. Premium taxes and/or any other taxes may also be applicable.

	The examples assume that you invest $10,000 in the Contract for the time periods indicated. They also assume that your Investment has a 5% return each year and assumes the maximum and minimum fees and expenses of all of the Investment Options available. Although your actual costs may be higher or lower, based on these assumptions, your maximum and minimum costs would be:

	• If you surrendered your Contract:

		1 Year	3 Years	5 Years	10 Years
	Maximum*	$1,139	$1,633	$2,151	$3,553
	Minimum*	$1,008	$1,242	$1,501	$2,271

	• If you annuitized your Contract:

		1 Year	3 Years	5 Years	10 Years
	Maximum*	$1,139	$1,003	$1,701	$3,553

	Minimum*	$1,008	$612	$1,051	$2,271

	• If you did not surrender or annuitize, but left the money in your Contract:

		1 Year	3 Years	5 Years	10 Years
	Maximum*	$329	$1,003	$1,701	$3,553

	Minimum*	$198	$612	$1,051	$2,271

* In calculating the examples above, we used the maximum and minimum total operating expenses of all the Portfolios as shown in the Fees And Expenses Paid By The Fund section of the Fund’s Prospectus. For more information on fees and expenses, see CHARGES, FEES AND DEDUCTIONS in this Prospectus, and see the Fund’s Prospectus. See the FINANCIAL HIGHLIGHTS section in this Prospectus for condensed financial information about the Subaccounts.

YOUR INVESTMENT OPTIONS

You may choose among the different Variable Investment Options and the DCA Plus Fixed Option.

Your Variable Investment Options

Each Variable Investment Option invests in a separate Portfolio of the Fund. For your convenience, the following chart summarizes some basic data about each Portfolio. This chart is only a summary. For more complete information on each Portfolio, including a discussion of the Portfolio’s investment techniques and the risks associated with its investments, see the accompanying Fund Prospectus. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD READ THE FUND PROSPECTUS CAREFULLY BEFORE INVESTING.

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Blue Chip	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of “blue chip” companies and related derivatives. Blue chip companies are large and mid-sized companies which the manager believes have high quality management and/or products.	A I M Capital Management, Inc.

Aggressive Growth	Long-term growth of capital.	Equity securities of small- and medium- sized growth companies.	A I M Capital Management, Inc.

Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company

Short Duration Bond	Current income (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not to exceed 3 years.	Goldman Sachs Asset Management

I-Net TollkeeperSM	Long-term growth of capital.	Equity securities of companies which use, support, or relate directly or indirectly to use of the Internet. Such companies include those in the media, telecommunications, and technology sectors.	Goldman Sachs Asset Management

Financial Services	Long-term growth of capital.	Equity securities in the financial services sector (including derivatives). Such companies include banks, insurance companies, brokerage firms and other finance-related firms.	INVESCO Institutional (N.A.), Inc.

Health Sciences	Long-term growth of capital.	Equity securities in the health sciences sector (including derivatives). Such companies include medical equipment or supplies, pharmaceuticals, health care facilities and other health sciences-related firms.	INVESCO Institutional (N.A.), Inc.

Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives). Such companies include hardware, software, semiconductors, telecommunications equipment and services and service-related companies in information technology.	INVESCO Institutional (N.A.), Inc.

Focused 30	Long-term growth of capital.	U.S. or foreign equity securities selected for their growth potential.	Janus Capital Management LLC

Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC

Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management

International Value	Long-term capital appreciation primarily through investment in equity securities of corporations domiciled in countries other than the U.S.	Equity securities of relatively large companies located in developed countries outside of the U.S. believed to be undervalued.	Lazard Asset Management

Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the Standard & Poor’s 500 Composite Stock Price Index (including derivatives).	Mercury Advisors

Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	Mercury Advisors

Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.

Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.

Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as “emerging market” countries.	OppenheimerFunds, Inc.

Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities with a focus on inflation- indexed bonds, and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC

Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC

Small-Cap Value	Long-term growth of capital.	Equity securities of small companies.	PIMCO Advisors-NFJ

Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life

High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life

Equity Income	Current income. (Capital growth is of secondary importance.)	Equity securities of large U.S. companies with a focus on income- producing securities believed to be undervalued by the market.	Putnam Investment Management, LLC

Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of large U.S. growth- oriented companies.	Putnam Investment Management, LLC

Aggressive Equity	Capital appreciation.	Equity securities of small and medium- sized companies.	Putnam Investment Management, LLC

Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large companies.	Salomon Brothers Asset Management Inc

Comstock	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital and income.	Van Kampen

Real Estate	Current income and long-term capital appreciation.	Equity securities of companies in the U.S. real estate industry, including real estate investment trusts (REITs) and real estate operating companies (REOCs).	Van Kampen

Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen

The Investment Adviser

Pacific Life is the investment adviser for the Fund. PL and the Fund have retained other portfolio managers, supervised by Pacific Life, for 29 of the Portfolios.

Your Fixed Option

The fixed option offers you a guaranteed minimum interest rate on the amount you allocate to this option. Amounts you allocate to this option, and your earnings credited are held in our General Account. For more detailed information about this option, see THE GENERAL ACCOUNT section in this Prospectus.

PURCHASING YOUR CONTRACT AND OPTIONAL RIDERS

How to Apply for Your Contract

To purchase a Contract, fill out an application and submit it along with your initial Investment to Pacific Life & Annuity Company at P.O. Box 100517, Pasadena, California 91189-0517 or the address indicated in your Contract specification pages if different. In those instances when we receive electronic transmission of the information on the application from your representative’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. If the address on your Contract specification pages is different and our administrative procedures with your broker-dealer so provide, in those instances when information regarding your Investment is electronically transmitted to us by the broker-dealer, we will consider the Investment to be received by us on the Business Day we receive the transmission of the information. If your application and Investment are complete when received, or once they have become complete, we will issue your Contract within two Business Days. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information; however, we will not hold your initial Investment for more than five Business Days unless we specifically obtain your permission. In any case, we will not hold your initial Investment after twenty Business Days.

You may also purchase a Contract by exchanging your existing contract. You must submit all contracts to be exchanged when you submit your application. Call your representative, or call us at 1-800-748-6907, if you are interested in this option.

We reserve the right to reject any application or Investment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. The maximum age of a Contract Owner, including Joint Owners and Contingent Owners, for which a Contract will be issued is 80. The Contract Owner’s age is calculated as of his or her last birthday. If any Contract Owner or any sole Annuitant named in the application for a Contract dies before we issue a Contract, then the application for the Contract and/or any Contract issued shall be deemed null and void. A refund will be returned to the applicant/ Owner or the applicant/ Owner’s estate. The amount of the refund may be more or less than the initial Investment received, or any other Investment we receive in connection with an exchange or transfer. The refund will be the Contract Value based upon the next determined Accumulated Unit Value (AUV) after we receive proof of death, in proper form, of the Contract Owner or Annuitant, plus a refund of any amount used to pay premium taxes and/or any other taxes, and minus any Credit Enhancement or any additional amount credited as described in CHARGES, FEES AND DEDUCTIONS—Waivers and Reduced Charges section in this Prospectus.

Purchasing the Stepped-Up Death Benefit Rider (SDBR) (Optional)

You may purchase the SDBR at the time your application is completed. You may not purchase the Rider after the Contract Date. The SDBR may only be purchased if the age of each Annuitant is 75 years or younger on the Contract Date.

The SDBR will remain in effect until the earliest of:

•	the date a full withdrawal of the amount available for withdrawal is made under the Contract,

•	the date death benefit proceeds become payable under the Contract,

•	the date the Contract is terminated in accordance with the provisions of the Contract, or

•	the Annuity Date.

The SDBR may not otherwise be cancelled.

Purchasing the Guaranteed Protection Advantage (GPA) Rider (Optional)

You may purchase the optional GPA Rider (subject to availability) on the Contract Date or on any subsequent Contract Anniversary if:

•	the age of each Annuitant is 80 years or younger on the date of purchase,

•	the date of the purchase is at least 10 years prior to your selected Annuity Date, and

•	you use an asset allocation program established and maintained by us for this Rider during the entire period that the Rider is in effect.

If you purchase the GPA Rider (including any and all previous, current and future versions), there may be adverse consequences to taking a loan while the Rider is in effect. If you have an existing loan on your Contract, you should carefully consider whether the Rider is appropriate for you.

If you purchase the GPA Rider within 60 days after the Contract Date or within 30 days after a Contract Anniversary, the Effective Date of the Rider will be that Contract Date or Anniversary. The Rider will remain in effect, unless otherwise terminated, for a 10-year period (the “Term”) beginning on the Effective Date of the Rider.

On the last day of the Term, we will add an additional amount to your Contract Value if, on that day, the Contract Value is less than a specified amount (the “Guaranteed Protection Amount”). The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount. The additional amount added to the Contract Value will be considered earnings and allocated to your Investment Options according to the allocations used in your most recent asset allocation program.

The Guaranteed Protection Amount is equal to (a) plus (b) minus (c) as indicated below:

(a)	is the Contract Value at the start of the Term,

(b)	is a percentage of each additional Purchase Payment, as determined from the table below, paid to the Contract during the Term,

Number of Years Since	Percentage of Purchase Payment
Beginning of Term	Added to Guaranteed Protection Amount

1 through 4	100%
5	90%
6	85%
7	80%
8 through 10	75%

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal, including any applicable withdrawal charges, to the Contract Value immediately prior to the withdrawal.

For purposes of determining the Contract Value at the start of the Term, if the Effective Date of the Rider is the Contract Date, the Contract Value is equal to the initial Purchase Payment. If the Effective Date of the Rider is a Contract Anniversary, the Contract Value is equal to the Contract Value on that Contract Anniversary.

If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal is made, the Contract Value will reflect any additional amount owed under the GPA Rider before the payment of any annuity or death benefits, or full withdrawal.

No additional amount will be made if the Contract Value on the last day of the Term is greater than or equal to the Guaranteed Protection Amount.

You can elect to repurchase the Rider subject to its availability and the then current terms and conditions of the Rider provided:

•	all Annuitant(s) are 80 years or younger at the start of the new Term, and

•	the new Term does not extend beyond your selected Annuity Date.

If you elect to not repurchase the Rider, it will automatically terminate the day immediately following the end of the Term.

The Contract Value will be allocated among the Investment Options within the asset allocation model you have selected according to your stated risk tolerance. Subsequent Purchase Payments will also be allocated accordingly, unless otherwise instructed by you in writing. The allocation percentage for a particular Investment Option within the model you have selected may change and Investment Options may be added to or deleted from the model as a result of annual analysis. The analysis is performed each year to help maintain your stated risk tolerance. The Contract Value and any subsequent Purchase Payment will be automatically allocated each year in accordance with any new allocation percentage or any added Investment Option as a result of such analysis.

While this Rider is in full force and in effect, you may continue to make withdrawals from the Contract in accordance with the Withdrawal provisions of the Contract. Withdrawals made from the Contract during the Term will be considered in determining the Guaranteed Protection Amount.

The GPA Rider will remain in effect until the earlier of:

•	the end of the Term,

•	the Contract Anniversary immediately following the date any portion of the Contract Value is no longer invested in an asset allocation program established and maintained by us for this Rider,

•	the Contract Anniversary immediately following the date we receive notification from the Owner to terminate this Rider,

•	the date a full withdrawal of the amount available for withdrawal is made under the Contract,

•	the date of first death of an Owner or the date of death of the last surviving Annuitant,

•	the date the Contract is terminated in accordance with the provisions of the Contract, or

•	the Annuity Date.

If the Owner dies during the Term and the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term. Subject to the terms of the Rider, the surviving spouse may repurchase the Rider for another Term at the then current terms and conditions of the Rider, provided the surviving spouse is age 80 or younger at the start of the new Term and the new Term does not extend beyond the selected Annuity Date. If the surviving spouse elects to not repurchase the Rider, it will automatically terminate the day immediately following the end of the Term.

The Guaranteed Protection Advantage Rider may also be called the GPA Rider in some materials you may receive from us.

Information About the Optional Stepped-Up Death Benefit Rider, IRAs and Other Qualified Contracts

There are special considerations for purchases of any optional death benefit rider. As of the date of this Prospectus, IRS regulations state that Individual Retirement Accounts (IRAs) may generally not invest in life insurance contracts. We believe that these regulations do not prohibit the optional SDBR from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA. However, the law is unclear and it is possible that a Contract that has optional death benefit riders and is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA could be disqualified and may result in increased taxes to the Owner.

Similarly, section 401 plans, section 403(b) annuities and IRAs (but not Roth IRAs) can only offer incidental death benefits. The Internal Revenue Service (IRS) could take the position that the enhanced death benefits provided by the SDBR are not incidental.

In addition, to the extent that an optional death benefit rider alters the timing or the amount of the payment of distributions under a Qualified Contract, the Rider cannot be paid out in violation of the minimum distribution rules of the Code.

It is our understanding that the charges relating to the optional SDBR are not subject to current taxation and we will not report them as such. However, the IRS may determine that these charges should be treated as partial withdrawals subject to current taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report the Rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with IRS regulations.

Making Your Investments (“Purchase Payments”)

Making Your Initial Investment

Your initial Investment must be at least $10,000 if you are buying a Non-Qualified Contract, and at least $2,000 if you are buying a Qualified Contract. You may pay this entire amount when you submit your application, or you may choose our pre-authorized checking plan (PAC), which allows you to pay in equal monthly installments over one year (at least $800 per month for Non-Qualified Contracts, and at least $150 per month for Qualified Contracts). If you choose the PAC, you must make your first installment Investment when you submit your application. Further requirements for PAC are discussed in the PAC form. We also call each Investment you make a Purchase Payment.

You must obtain our consent before making an initial or additional Investment that will bring your aggregate Investment over $1,000,000.

Making Additional Investments

You may choose to invest additional amounts in your Contract at any time. Each additional Investment above the initial Investment requirements must be at least $250 for Non-Qualified Contracts and $50 for Qualified Contracts.

Forms of Investment

Your initial and additional Investments may be sent by personal or bank check or by wire transfer. Investments must be made in a form acceptable to us before we can process it. Acceptable forms of Investments are:

•	personal checks or cashier’s checks drawn on a U.S. bank,

•	money orders and traveler’s checks in single denominations of more than $10,000 if they originate in a U.S. bank,

•	third party checks when there is a clear connection of the third party to the underlying transaction, and

•	wire transfers that originate in U.S. banks.

We will not accept Investments in the following forms:

•	cash,

•	credit card or check drawn against a credit card account,

•	money orders or traveler’s checks in single denominations of $10,000 or less,

•	cashier’s checks, money orders, traveler’s checks or personal checks drawn on non-U.S. banks, even if the payment may be effected through a U.S. bank,

•	third party check, if there is not a clear connection of the third party to the underlying transaction, and

•	wires that originate from foreign bank accounts.

All unacceptable forms of Investments will be returned to the payor along with a letter of explanation. Pacific Life & Annuity Company reserves the right to reject or accept any form of payment. If you make Investments by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Annuities administrative office that your check has cleared.

Credit Enhancements

We will add a Credit Enhancement to your Contract Value at the time each Purchase Payment is applied to the Contract. The amount of a Credit Enhancement is determined as a percentage of each Purchase Payment applied to the Contract. The Credit Enhancement will be applied at the time the Purchase Payment is effective. The Credit Enhancement will be allocated among Investment Options in the same proportion as the applicable Purchase Payment. The Contract Owner bears the investment risk on any Credit Enhancement.

The Credit Enhancement with respect to each Purchase Payment will be based on total Purchase Payments made into the Contract less total withdrawals, including any withdrawal charges, from the Contract as of the date the Purchase Payment is applied. The Credit Enhancement as a percentage of the Purchase Payment is set forth below:

Total Purchase Payments	Credit
Less Total Withdrawals	Enhancement

Less than $250,000	4.0%

$250,000 or more	5.0%

During the first Contract Year, the Credit Enhancement percentage of the most recent Purchase Payment will apply to all prior Purchase Payments, if any. This will be accomplished by applying an additional Credit Enhancement to the prior Purchase Payments (if needed) effective on the date of the most recent Purchase Payment. In no event will these additional Credit Enhancements be less than zero. We will allocate any additional Credit Enhancements among Investment Options in the same proportion as the most recent Purchase Payment.

There are circumstances where an Owner may be adversely affected because of the Credit Enhancement.

The amount returned if the Contract Owner exercises his or her right to return the Contract during your Free Look period will be reduced by any Credit Enhancements added to the Contract. In the event that a Contact Owner or sole surviving Annuitant dies before the Annuity Date, we will deduct from the death benefit proceeds the amount of any Credit Enhancements added to the Contract during the 12-month period prior to the date of death. The Contract Owner bears the investment risk on any Credit Enhancement and, therefore, the amount returned could be less than your Purchase Payment(s).

HOW YOUR INVESTMENTS ARE ALLOCATED

Choosing Your Investment Options

You may allocate your Investments among the 31 Subaccounts and any fixed option. Allocations of your initial Investment to the Investment Options you selected will be effective on your Contract Date. See the WITHDRAWALS—Right to Cancel (“Free Look”) section in this Prospectus. Each additional Investment will be allocated to the Investment Options according to your allocation instructions in your application, or most recent instructions, if any, subject to the terms described in the WITHDRAWALS—Right to Cancel (“Free Look”) section in this Prospectus. We reserve the right to require that your allocation to any particular Investment Option must be at least $500. We also reserve the right to transfer any remaining Account Value that is not at least $500 to your other Investment Options on a prorata basis relative to your most recent allocation instructions. If your Contract is issued in exchange for another annuity contract or a life insurance contract, our administrative procedures may vary. If your initial Investment is received from multiple sources, we will consider them all your initial Investment.

Portfolio Optimization

The Service. Portfolio Optimization is an asset allocation service that Pacific Life offers at no additional charge for use within this variable annuity. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your variable annuity, Portfolio Optimization can help with decisions about how you should allocate your Contract Value among available Investment Options. The theory behind Portfolio Optimization is that diversification among asset classes can help reduce volatility over the long term.

As part of its Portfolio Optimization service, Pacific Life has developed several asset allocation models (“Portfolio Optimization Models” or “Models”), each based on different profiles of an investor’s willingness to accept investment risk. If you decide to subscribe to the Portfolio Optimization service and select one of the Portfolio Optimization Models, your initial Purchase Payment (in the case of a new application) or Contract Value, as applicable, will be allocated to the Investment Options according to the Model you select. Subsequent Purchase Payments, if allowed under your Contract, will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your Contract Value quarterly, semi-annually, or annually, to maintain the current allocations of your Portfolio Optimization Model, since changes in the net asset values of the underlying Portfolios in each Model will alter your asset allocation over time. If you also allocate part of your Purchase Payment or Contract Value that is not currently included in your Model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to Portfolio Optimization and elect periodic rebalancing, only the Investment Options within your Model will be rebalanced.

Pacific Life serves as investment adviser for the Portfolio Optimization service in connection with the development of the Portfolio Optimization Models and periodic updates of the Models. On a periodic basis (typically annually), the Portfolio Optimization Models are evaluated and the Models are updated, as discussed below. If you subscribe to Portfolio Optimization, Pacific Life will automatically instruct us to reallocate your Contract Value or Purchase Payments, as applicable, in accordance with the Model you select as it is updated from time to time based on discretionary authority that you grant to Pacific Life, unless you instruct it otherwise. For more information on Pacific Life’s role as investment adviser for the Portfolio Optimization service, please contact us to obtain a copy of a brochure from Pacific Life’s Form ADV, the SEC investment adviser registration form. In developing and periodically updating the Portfolio Optimization Models, Pacific Life currently retains an independent third-party analytical firm. Pacific Life may change the firm that it uses from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

The Portfolio Optimization Models. Pacific Life offers five asset allocation models, each comprised of a carefully selected combination of Investment Options (reflecting the underlying Portfolios of Pacific Select Fund). Development of the Portfolio Optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as “mean-variance optimization”. Next, after the asset class exposures are known, a determination is made of how available Investment Options (underlying Portfolios) can be used to implement the asset class level allocations. The Investment Options are selected by evaluating the asset classes represented by the underlying Portfolios and combining Investment Options to arrive at the desired asset class exposures. The Portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, Investment Options are selected in a way intended to optimize potential returns for each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an Investment Option in a Model based on its specific asset class exposure or other specific optimization factors, even where another Investment Option may have better historical performance.

Periodic Updates of the Portfolio Optimization Model and Notices of Updates. Each of the Portfolio Optimization Models are evaluated periodically (generally, annually) to assess whether the combination of Investment Options within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of the periodic analysis, each Model may change and Investment Options may be added to a Model (including Investment Options not currently available), or Investment Options may be deleted from a Model.

When your Portfolio Optimization Model is updated, Pacific Life will automatically instruct us to reallocate your Contract Value (and Subsequent Purchase Payments, if applicable) in accordance with any changes to the Model you have selected. This means the allocation of your Contract Value, and potentially the Investment Options in which you are invested, will automatically change and your Contract Value (and Subsequent Purchase Payments, if applicable) will be automatically reallocated among the Investment Options in your updated Model (independently of any automatic rebalancing you may have selected). Pacific Life requires that you grant Pacific Life discretionary investment authority to periodically reallocate your Contract Value (and Subsequent Purchase Payments, if applicable) in accordance with the updated version of the Portfolio Optimization Model you have selected, if you wish to participate in Portfolio Optimization. If your Contract was purchased through Smith Barney, now known as Citigroup Global Markets Inc., or through Citicorp Investment Services (Citicorp), you must contact your registered representative if you want to move to a new Model after the annual analysis.

When Pacific Life updates the Portfolio Optimizations Models, Pacific Life will send you written notice of the updated Models at least 30 days in advance of the date Pacific Life intends the updated version of the Model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected Model, you will not need to take any action, as your Contract Value (or Subsequent Purchase Payments, if applicable) will be reallocated in accordance with the updated Model automatically. If you do not wish to accept the changes to your selected Model, you can change to a different Model or withdraw from the Portfolio Optimization service. Some of the riders available under the Contract require you to participate in an asset allocation service. If you purchased any of these riders, such riders will terminate if you withdraw from Portfolio Optimization or allocate any portion of your subsequent Purchase Payments or Contract Value to an Investment Option that is not currently included in your Model (as more fully described in each rider).

Selecting a Portfolio Optimization Model. If you choose to subscribe to the Portfolio Optimization service, you need to determine which Portfolio Optimization Model is best for you. Neither PL&A nor Pacific Life will make this decision. You should consult with your registered representative on this decision. Your registered representative can help you determine which Model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change Models to keep up with changes in your personal circumstances. Your registered representative can assist you in completing the proper forms to subscribe to the Portfolio Optimization service or to change to a different Model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a Model or to change to a different Model, and PL&A and Pacific Life bear no responsibility for this decision. You may change to a different Model at any time with a proper written request or by telephone or electronic instructions provided a valid telephone/ electronic authorization is on file with us.

Quarterly Reports. If you select a Portfolio Optimization Model, you will be sent a quarterly performance report that provides information about the Investment Options within your selected Model, in addition to your usual quarterly statement. Information concerning the current Models is described below.

Risks. Although the Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your Contract Value could be better or worse by participating in a Portfolio Optimization Model than if you had not participated. A Model may perform better or worse than any single Investment Option or asset class or other combinations of Investment Options or asset classes. Model performance is dependent upon the performance of the component Investment Options (and their underlying Portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your Contract Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A Portfolio Optimization Model may not perform as intended. Although the Models are designed to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

Periodic updating of the Portfolio Optimization Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the pertinent Portfolios and the Models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to Portfolio Optimization. For example, one Portfolio may provide a higher advisory fee to Pacific Life than another Portfolio, and provide Pacific Life with incentive to use the Portfolio with the higher fee as part of a Portfolio Optimization Model. In addition, Pacific Life may believe that certain Portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, Pacific Life monitors performance of the Portfolios, and may, from time to time, recommend to the Fund’s Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a Portfolio, all of which could impact a Model. All Fund Portfolios are analyzed by the independent third party analytical firm. Pacific Life does not dictate to the third party analytical firm the number of Portfolios in a Model, the percent that any Portfolio represents in a Model, or which Portfolios may be selected (other than to require exclusion of any Portfolio that is expected to be liquidated, merged into another Portfolio, or otherwise closed). Pacific Life believes its use of an independent third-party analytical firm to develop and update the Models (as described above) reduces or eliminates the potential for Pacific Life to be influenced by these competing interests, but there can be no assurance of this.

Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the Portfolio Optimization service at any time.

The Models. Below we present information on the Portfolio Optimization Models. You should review this information carefully before selecting or changing a Model.

Investor Profile

Model A		Model B		Model C		Model D		Model E

You are looking for a relatively stable investment and require investments that generate some level of income.		Your focus is on keeping pace with inflation. Income generating investment and capital appreciation are desired.		You want the opportunity for long- term moderate growth.		You want an investment that is geared for growth and are willing to accept above average risk.		You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Horizon < -------------------------------------------------------------------------------------------------- > Longer Investment Horizon Investor Objective

Primarily preservation of capital		Moderate Growth		Steady growth in asset values		Moderately high growth in asset values		High growth in asset values

Risk Characteristics

There may be some losses in the values of the investment as asset values fluctuate.		There may be some losses in the values of the investment from year to year.		There will probably be some losses in the values of the underlying investments from year to year. Fluctuations in value should be less than those of the overall stock markets.		There will probably be some losses in the values of the underlying investments from year to year. Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.		There will probably be some losses in the values of the underlying investments from year to year. Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.
Lower Risk < -------------------------------------------------------------------------------------------------- > Higher Risk Asset Class Exposure

Cash	20%	Cash	12%	Cash	5%	Cash	0%	Cash	0%

Bonds	57%	Bonds	45%	Bonds	35%	Bonds	21%	Bonds	4%

Domestic Stocks	18%	Domestic Stocks	32%	Domestic Stocks	44%	Domestic Stocks	58%	Domestic Stocks	68%

International Stocks	5%	International Stocks	11%	International Stocks	16%	International Stocks	21%	International Stocks	28%

Portfolio Optimization Model Allocations as of May 7, 2004

Money Market	15%	Money Market	3%	Short Duration Bond	10%	Short Duration Bond	5%	Managed Bond	2%

Short Duration Bond	24%	Short Duration Bond	19%	Inflation Managed	11%	Inflation Managed	7%	Large-Cap Value	14%

Inflation Managed	13%	Inflation Managed	12%	Managed Bond	13%	Managed Bond	7%	Blue Chip	17%

Managed Bond	18%	Managed Bond	16%	High Yield Bond	3%	Large-Cap Value	14%	Diversified Research	2%

High Yield Bond	6%	High Yield Bond	4%	Main Street Core	8%	Blue Chip	16%	Comstock	4%

Equity Income	2%	Equity Income	3%	Large-Cap Value	14%	Diversified Research	2%	Mid-Cap Value	5%

Main Street Core	3%	Main Street Core	5%	Blue Chip	8%	Comstock	4%	Capital Opportunities	5%

Large-Cap Value	9%	Large-Cap Value	10%	Comstock	3%	Mid-Cap Value	6%	Real Estate	5%

Blue Chip	3%	Blue Chip	6%	Mid-Cap Value	4%	Capital Opportunities	4%	Small-Cap Index	3%

Small-Cap Value	2%	Comstock	3%	Growth LT	4%	Real Estate	3%	Small-Cap Value	6%

Intl. Value	5%	Mid-Cap Value	3%	Small-Cap Index	3%	Small-Cap Index	3%	Growth LT	5%

		Small-Cap Value	2%	Small-Cap Value	2%	Small-Cap Value	3%	Aggressive Equity	3%

		Growth LT	2%	Intl. Value	7%	Growth LT	4%	Intl. Value	12%

		Intl. Value	8%	Intl. Large-Cap	8%	Intl. Value	9%	Intl. Large-Cap	13%

		Intl. Large-Cap	4%	Emerging Markets	2%	Intl. Large-Cap	10%	Emerging Markets	4%

						Emerging Markets	3%
Less Volatile < -------------------------------------------------------------------------------------------------- > More Volatile

Investing in Variable Investment Options

Each time we allocate your Investment, and any Credit Enhancement, to a Variable Investment Option, your Contract is credited with a number of “Subaccount Units” in that Subaccount. The number of Subaccount Units credited is equal to the amount you have allocated to that Subaccount, including any Credit Enhancement, divided by the “Unit Value” of one Unit of that Subaccount.

Example: You allocate $600 to the Inflation Managed Subaccount. At the end of the Business Day on which your allocation is effective, the value of one Unit in the Inflation Managed Subaccount is $15. As a result, 40 Subaccount Units are credited to your Contract for your $600.

Your Variable Account Value Will Change

After we credit your Contract with Subaccount Units, the value of those Units will usually fluctuate. This means that, from time to time, your Investment allocated to the Variable Investment Options may be worth more or less than the original allocations to which those amounts can be attributed. Fluctuations in Subaccount Unit Value will not change the number of Units credited to your Contract.

Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Portfolio. For example, the value of Units in the Managed Bond Subaccount will change to reflect the performance of the Managed Bond Portfolio (including that Portfolio’s investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee and applicable Risk Charge imposed on the Separate Account.

We calculate the value of all Subaccount Units on each Business Day. The SAI contains a detailed discussion of these calculations.

Calculating Subaccount Unit Values

We calculate the Unit Value of the Subaccount Units in each Variable Investment Option at the close of the New York Stock Exchange which usually is at 4:00 p.m. Eastern Time on each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where (Y) =	the Unit Value for that Subaccount as of the end of the preceding Business Day; and

(Z) =	the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) - C

where (A) =	the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

where (a) =	the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

(b) =	the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and

(c) =	any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(B) =	the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

(C) =	a factor that assesses against the Subaccount net assets for each calendar day in the valuation period the basic Risk Charge plus any applicable increase in the Risk Charge and the Administrative Fee (see the CHARGES, FEES AND DEDUCTIONS section in the Prospectus).

When Your Investment is Effective

Your initial Investment is usually effective on the day we issue your Contract, unless we receive it later. Any additional Investment is effective on the day we receive your Investment in proper form. See the ADDITIONAL INFORMATION— Inquiries and Submitting Forms and Requests section in this Prospectus.

The day your allocation is effective determines the Unit Value at which Subaccount Units are attributed to your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which affected Subaccount Units are debited and/or credited under your Contract. The Unit Value at which purchase, transfer and withdrawal transactions are credited or debited is the value of the Subaccount Units next calculated after your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of your new allocations on the day after your transaction is effective.

Transfers

Once your Investments are allocated to the Investment Options you selected, but not before 30 days after your Contract Date, you may transfer your Account Value less any Loan Account Value from any Investment Option to any other Investment Option, except the DCA Plus Fixed Option. Transfers are limited to 25 for each calendar year. Additionally, only 2 transfers in any calendar month may involve any of the following Investment Options: International Value, International Large-Cap, or Emerging Markets.

For the purpose of applying the limitations, any transfers that occur on the same day are considered one transfer. A transfer of Account Value from the Loan Account back into your Investment Options following a loan repayment is considered a transfer under these limitations. Transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, the earnings sweep program or an approved asset allocation program are excluded from the limitation.

If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the Investment Options until the start of the next calendar year. However, you may make one transfer of all or a portion of the Account Value remaining in the Variable Investment Options into the Money Market Investment Option prior to the start of the next calendar year.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of Investment Options, reorganization of underlying Portfolios, or other extraordinary circumstances.

Certain restrictions apply to any available fixed option. See: THE GENERAL ACCOUNT— Withdrawals and Transfers section in this Prospectus. Transfers are generally effective on the Business Day we receive your transfer request in proper form, unless you request a date in the future or a systematic transfer program.

We have the right, at our option (unless otherwise required by law), to require certain minimums in the future in connection with transfers. These may include a minimum transfer amount and a minimum Account Value, if any, for the Investment Option from which the transfer is made or to which the transfer is made. If your transfer request results in your having a remaining Account Value in an Investment Option that is less than $500 immediately after such transfer, we may transfer that Account Value to your other Investment Options on a pro rata basis, relative to your most recent allocation instructions.

If we deny a transfer request, we will notify your registered representative via telephone. If your registered representative is not available, we will notify you via telephone. If you or your agent request a transfer via telephone, we will inform you or your agent immediately.

We reserve the right (unless otherwise required by law) to limit the size of transfers, to restrict transfers, to require that you submit any transfer requests in writing, to suspend transfers, and to impose further limits on the number and frequency of transfers you can make. We also reserve the right to reject any transfer request.

Market-timing Restrictions

The Contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of the Fund and raise expenses. This in turn can have an adverse effect on Portfolio performance and therefore your Contract’s performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Contract.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Contract Owners. Such restrictions could include:

•	not accepting transfer instructions from an agent acting on behalf of more than one Contract Owner, and

•	not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Contract Owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners.

Exchanges of Annuity Units

Exchanges of Annuity Units in any Subaccount(s) to any other Subaccount(s) after the Annuity Date are limited to four in any twelve-month period. See THE GENERAL ACCOUNT—Withdrawals and Transfers section in this Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI.

Systematic Transfer Options

We offer four systematic transfer options: dollar cost averaging, DCA Plus, portfolio rebalancing, and earnings sweep. There is no charge for these options, and transfers under these systematic transfer options are not counted towards your total transfers in a calendar year. The systematic transfer options are not available after you annuitize and are subject to the same requirements and restrictions as non-systematic transfers.

Dollar Cost Averaging

Dollar cost averaging is a method in which you buy securities in a series of regular purchases instead of in a single purchase. This allows you to average the securities’ prices over time, and may permit a “smoothing” of abrupt peaks and drops in price. Prior to your Annuity Date, you may use dollar cost averaging to transfer amounts, over time, from any Investment Option with an Account Value of at least $5,000 to one or more Variable Investment Options. Each transfer must be for at least $250. Detailed information appears in the SAI.

DCA Plus

DCA Plus provides a way to transfer amounts monthly from the DCA Plus Fixed Option to one or more Variable Investment Option(s) over a period of up to one year. Amounts allocated to the DCA Plus Fixed Option are held in our General Account and receive interest rates declared periodically by us, but not less than an annual rate of 3% (the “Guaranteed Interest Rate”). The DCA Plus program can also be used with an asset allocation program established and maintained by us to qualify for certain optional benefit riders offered under your Contract. See THE GENERAL ACCOUNT section in this Prospectus.

Portfolio Rebalancing

You may instruct us to maintain a specific balance of Variable Investment Options under your Contract (e.g., 30% in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount) prior to your Annuity Date. Periodically, we will “rebalance” your values in the elected Subaccounts to the percentages you have specified. Rebalancing may result in transferring amounts from a Subaccount earning a relatively higher return to one earning a relatively lower return. You may choose to have rebalances made quarterly, semiannually or annually until your Annuity Date. Portfolio rebalancing is not available after you annuitize. Detailed information appears in the SAI.

Earnings Sweep

You may instruct us to make automatic periodic transfers of your earnings from the Money Market Subaccount to one or more Variable Investment Options (other than the Money Market Subaccount). Detailed information appears in the SAI.

CHARGES, FEES AND DEDUCTIONS

Withdrawal Charge

No sales charge is imposed on any Purchase Payment. Your Purchase Payments may, however, be subject to a withdrawal charge. This charge may apply to amounts you withdraw under your Contract prior to the Annuity Date, depending on the length of time each Purchase Payment has been invested and on the amount you withdraw. No withdrawal charge is imposed on:

•	death benefit proceeds, except as provided under the Amount of the Death Benefit: Death of a Contract Owner section for certain Non-Natural Owners,

•	amounts converted after the first Contract Anniversary to a life contingent Annuity Option or an Annuity Option with a period certain of at least seven years, unless guaranteed variable payments under Annuity Option 2 or 4 are subsequently redeemed (see the RETIREMENT BENEFITS AND OTHER PAYOUTS: Choosing Your Annuity Option section in this prospectus), or

•	withdrawals by Owners to meet the minimum distribution rules for Qualified Contracts as they apply to amounts held under the Contract.

We will deduct the withdrawal charge from your Investment Options after we pay the amount you requested to withdraw. This amount is deducted proportionally among all Investment Options from which the withdrawal occurs.

Free Withdrawals

During a Contract Year, you may withdraw free of withdrawal charge amounts up to your “eligible Purchase Payments”. Qualified plans have special restrictions on withdrawals. See Special Restrictions Under Qualified Plans on page 33. Eligible Purchase Payments include 10% of all Purchase Payments that have an “age” of less than eight years, plus 100% of all Purchase Payments that have an “age” of eight years or more. Once all Purchase Payments have been deemed withdrawn, any withdrawal will be deemed a withdrawal of your Earnings, which includes Contract Value attributable to any Credit Enhancements and will be free of the withdrawal charge. For those Contracts issued to a Charitable Remainder Trust (CRT), the amount available for withdrawal free of withdrawal charges during a Contract Year includes all eligible Purchase Payments plus all Earnings even if all Purchase Payments have not been deemed withdrawn.

Example: You make an initial Purchase Payment of $10,000 in Contract Year 1, and make additional Purchase Payments of $1,000 and $6,000 in Contract Year 2. With Earnings (Credit Enhancements included), your Contract Value in Contract Year 3 is $19,000. In Contract Year 3, you may withdraw $1,700 free of the withdrawal charge (your total Purchase Payments were $17,000, so 10% of that equals $1,700). After this withdrawal, your Contract Value is $17,300. In Contract Year 4, you may withdraw another $1,700 (10% of the total Purchase Payments of $17,000) free of any withdrawal charge.

How the Charge is Determined

The amount of the charge depends on how long each Purchase Payment was held under your Contract. Each Purchase Payment you make is considered to have a certain “age,” depending on the length of time since that payment was effective. A Purchase Payment is “one year old” or has an “age of one” from the day it is effective until the beginning of the day preceding your next Contract Anniversary; beginning on the day preceding that Contract Anniversary, your Purchase Payment will have an “age of two,” and increases in age on the day preceding each Contract Anniversary. When you withdraw an amount subject to the withdrawal charge, the “age” of the Purchase Payment you withdraw determines the level of withdrawal charge as follows:

Withdrawal
Charge as a
Percentage
of the
Purchase
“Age” of Purchase	Payment
Payment in Years	Withdrawn

1	9%

2	9%

3	7%

4	7%

5	5%

6	5%

7	4%

8 or more	0%

We calculate your withdrawal charge by assuming your withdrawal is applied to Purchase Payments first and in the order your Purchase Payments were received. The withdrawal charge will be deducted proportionally among all Investment Options from which your withdrawal occurs. If you do not specify Investment Options, your withdrawal will be made from all your Investment Options proportionately. Unless you specify otherwise, a partial withdrawal amount requested will be processed as a “gross” amount, which means that applicable charges and taxes will be deducted from the requested amount. If a partial withdrawal amount is requested to be a “net” amount, applicable charges and taxes will be added to the requested amount and the withdrawal charges and taxes will be calculated on the grossed up amount. We calculate withdrawal charges before any deductions for other charges due or taxes are made. See THE GENERAL ACCOUNT—Withdrawals and Transfers section of this Prospectus. The seven year withdrawal charge period is longer than such period for other variable annuity contracts we offer.

Transfers

Transfers of all or part of your Account Value from one Investment Option to another are not considered a withdrawal of an amount from your Contract, so no withdrawal charge is imposed at the time of transfer. See HOW YOUR INVESTMENTS ARE ALLOCATED—Transfers and THE GENERAL ACCOUNT—Withdrawals and Transfers sections in this Prospectus.

Withdrawal Transaction Fees

There is currently no transaction fee for partial withdrawals. However, we reserve the right to impose a withdrawal transaction fee in the future of up to $15, or 2% of the amount withdrawn, if less, for each partial withdrawal (including pre-authorized partial withdrawals) in excess of 15 in any Contract Year. Any such fee would be charged against your Investment Options proportionately based on your Account Value in each immediately after the withdrawal.

Premium Taxes

A tax may be imposed on your Investments at the time your Investment is made, at the time of a partial or full withdrawal, at the time any death benefit proceeds are paid, at the Annuity Date or at such other time as taxes may be imposed. Currently, there are no premium taxes in effect, but may be charged in the future.

If we pay any taxes attributable to Investments (“premium taxes”), we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes when you make a full or partial withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred by us. For these purposes, “premium taxes” include any state or local premium or retaliatory taxes and, where approval has been obtained, federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Investments we have received. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Investments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriate.

We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Investments. Currently, we do not impose any such charges.

Waivers and Reduced Charges

We may agree to waive or reduce charges by crediting additional amounts under our Contracts, in situations where selling and/or maintenance costs associated with the contracts are reduced, such as the sale of several Contracts to the same Contract Owner(s), sales of large Contracts, sales of Contracts in connection with a group or sponsored arrangement or mass transactions over multiple Contracts.

In addition, we may agree to waive or reduce charges and/or credit additional amounts under our Contracts, for those Contracts sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, registered representatives and employees of broker/dealers with a current selling agreement with us and their affiliates, employees of affiliated asset management firms and certain other service providers, and immediate family members of such persons (“Eligible Persons”). We will credit additional amounts to Contracts owned by Eligible Persons if such Contracts are purchased directly through Pacific Select Distributors, Inc. Under such circumstances, Eligible Persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible Persons must contact us directly with servicing questions, Contract changes and other matters relating to their Contracts. The amount credited to Contracts owned by Eligible Persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such Contracts, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an Eligible Person’s Contract when we apply the Investments. We may also agree to waive minimum Investment requirements for Eligible Persons.

We will only reduce or waive such charges or credit additional amounts on any Contract where expenses associated with the sale of the Contract and/or costs associated with administering and maintaining the Contract are reduced. Any additional amounts will be added to a Contract when we apply Investments. We reserve the right to terminate waiver, reduced charge and crediting programs at any time, including for issued Contracts.

With respect to additional amounts as described above, you generally will not keep any amounts credited if you return your Contract during the Free Look period. See WITHDRAWALS—Right to Cancel (“Free Look”) section in this Prospectus for a more complete description of the amount that would be refunded if you exercised your right to cancel.

Mortality and Expense Risk Charge

We assess a charge against the assets of each Subaccount to compensate for certain mortality and expense risks that we assume under the Contracts (the “Risk Charge”). The risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is “mortality risk.” We also bear mortality risk in connection with death benefits payable under the Contracts. The risk that the expense charges and fees under the Contracts and Separate Account are less than our actual administrative and operating expenses is called “expense risk.”

This Risk Charge is assessed daily at an annual rate equal to 1.40% of each Subaccount’s assets. This charge may not be increased for the duration of your Contract.

The Risk Charge will stop at the Annuity Date if you select a fixed annuity. The base Risk Charge, but not any increase in the Risk Charge for the optional Stepped-Up Death Benefit Rider, will continue after the Annuity Date if you choose any variable annuity, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account; we may use it for any reason, including covering sales and Credit Enhancement expenses on the Contracts.

Increase in Risk Charge If the Optional Death Benefit Rider Is Purchased

We increase your Risk Charge by an annual rate equal to 0.20% of each Subaccount’s assets if you purchase the Stepped-Up Death Benefit Rider (SDBR). The total Risk Charge annual rate will be 1.60% if the SDBR is purchased. Any increase in your Risk Charge will not continue after the Annuity Date. See the PURCHASING YOUR CONTRACT—Purchasing the Stepped-Up Death Benefit Rider section in this Prospectus.

Administrative Fee

We charge an Administrative Fee as compensation for costs we incur in operating the Separate Account, issuing and administering the Contracts, including processing applications and payments, and issuing reports to you and to regulatory authorities.

The Administrative Fee is assessed daily at an annual rate equal to 0.25% of the assets of each Subaccount. This rate is guaranteed not to increase for the life of your Contract. A relationship will not necessarily exist between the actual administrative expenses attributable to a particular Contract and the Administrative Fee paid in respect of that particular Contract. The Administrative Fee will continue after the Annuity Date if you choose any variable annuity.

Guaranteed Protection Advantage (GPA) Annual Charge (Optional Rider)

If you purchase the GPA Rider, we will deduct a Guaranteed Protection Charge from your Investment Options on a proportionate basis on each Contract Anniversary that the Rider remains in effect following the Effective Date of the Rider. The Guaranteed Protection Charge is equal to 0.10% multiplied by your Contract Value on the date the Charge is deducted. If you terminate the Rider on a Contract Anniversary, the full annual Charge will be deducted from the Contract Value. If this Rider terminates on a day other than a Contract Anniversary, a prorated Charge will be deducted from the Contract Value on the day the Rider terminates.

Any portion of the Guaranteed Protection Charge we deduct from a fixed option will not be greater than the annual interest credited in excess of 3%. If you make a full withdrawal during a Contract Year, we will deduct the entire Guaranteed Protection Charge for the Contract Year from the final payment made to you.

Expenses of the Fund

Your Variable Account Value reflects advisory fees and other expenses incurred by the various Portfolios of the Fund, net of any applicable waivers and/or reimbursements. These fees and expenses may vary. The Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio. The Fund’s fees and expenses are described in detail in the Fund’s Prospectus and in its SAI.

RETIREMENT BENEFITS AND OTHER PAYOUTS

Selecting Your Annuitant

When you submit the application for your Contract, you must choose a sole Annuitant or two Joint Annuitants. If you are buying a Qualified Contract, you must be the sole Annuitant. If you are buying a Non-Qualified Contract you may choose yourself and/or another person as Annuitant. Whether you choose to have a sole or two Joint Annuitants, you may choose a Contingent Annuitant. The Contingent Annuitant will not have any Contract benefits, including death benefit proceeds until becoming the sole surviving Annuitant. You will not be able to add or change a sole or Joint Annuitant after your Contract is issued. However, if you are buying a Qualified Contract, you may add a Joint Annuitant on the Annuity Date. You will be able to add or change a Contingent Annuitant until your Annuity Date or the death of your sole Annuitant or both Joint Annuitants, whichever occurs first. However, once your Contingent Annuitant has become the Annuitant under your Contract, no additional Contingent Annuitant may be named. No Annuitant (Primary, Joint or Contingent) may be named upon or after reaching his or her 81st birthday. We reserve the right to require proof of age or survival of the Annuitant(s).

Annuitization

You may choose both your Annuity Date and your Annuity Option. At the Annuity Date, you may elect to annuitize some or all of your Net Contract Value, less any applicable charge for premium taxes and/or any other taxes (the “Conversion Amount”), as long as such Conversion Amount annuitized is at least $2,000. We will send the annuity payments to the payee that you designate. If you annuitize only a portion of this available Contract Value, you may have the remainder distributed, less any applicable charge for premium taxes, any optional Rider Charge, and any applicable withdrawal charge. This option of distribution may or may not be available, or may be available for only certain types of Contracts. Any such distribution will be made to you in a single sum if the remaining Conversion Amount is less than $2,000 on your Annuity Date. Distributions under your Contract may have tax consequences. You should consult a qualified tax adviser for information on annuitization.

Choosing Your Annuity Date

You should choose your Annuity Date when you submit your application or we will apply a default Annuity Date to your Contract.

You may change your Annuity Date by notifying us, in proper form, at least ten Business Days prior to the earlier of your current Annuity Date or your new Annuity Date.

Your Annuity Date cannot be earlier than your first Contract Anniversary and must occur on or before a certain date. If you have a sole Annuitant, your Annuity Date cannot be later than his or her 90th birthday. However, to meet Internal Revenue Service (IRS) minimum distribution rules, your required minimum distribution date may be earlier than your Annuity Date. If you have Joint Annuitants and a Non-Qualified Contract, your Annuity Date cannot be later than your younger Joint Annuitant’s 90th birthday. If your Contract is a Qualified Contract, you may also be subject to additional restrictions. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Annuitant’s attained age 59 1/2. See the FEDERAL TAX STATUS section in this Prospectus.

You should carefully review the Annuity Options with a qualified tax adviser, and, for Qualified Contracts, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations regarding annuity payments, Required Minimum Distributions (“RMDs”), and other matters.

For instance, under requirements for qualified plans under Section 401 of the Code and IRAs under section 408 of the Code, the entire interest under the Contract must be distributed to the Owner/ Annuitant not later that the Owner/ Annuitant’s Required Beginning Date (“RBD”), or distributions over the life of the Owner/ Annuitant (or the Owner/ Annuitant and his Beneficiary) must commence not later than the RBD.

The RBD for distributions from a Qualified Contract maintained for an IRA under Section 408 of the Code is generally April 1 of the calendar year following the year in which the Owner/ Annuitant reaches age 70 1/2. The RBD for a Qualified Contract maintained for a qualified retirement or pension plan under Section 401 of the Code or a Section 403(b) annuity is April 1 of the calendar year following the later of the year in which the Owner/Annuitant reached 70 1/2, or, if the plan so provides, the year in which the Owner/Annuitant retires. There is no RBD for a Roth IRA maintained pursuant to Section 408A of the Code.

If the Owner/ Annuitant dies prior to (i) his RBD, or (ii) complete distribution from the Qualified Contract, the remainder shall be distributed as provided in the “Qualified Plan Death of Annuitant Distribution Rules”. Life expectancy is computed by use of the Single Life Table of the Final and Temporary Regulations, issued April 17, 2002 (Regulation Section 1.401(a)(9)-9). Congress recently required the IRS to update these tables to reflect increased life expectancies. A subsequent life expectancy shall be calculated by reducing the life expectancy of the Beneficiary (or Owner/Annuitant) by one in each following calendar year.

The method of distribution selected must comply with the minimum distribution rules of Code Section 401(a)(9), and the applicable proposed Regulations thereunder.

The IRS issued Final and Temporary Regulations on April 17, 2002. Effective January 1, 2003, the IRS requires that all IRA holders and Qualified Plan Participants (with one exception discussed below) use a Uniform Lifetime Table to calculate their RMDs.

The Uniform Lifetime Table is based on a joint life expectancy and uses the IRA owner’s actual age and assumes that the beneficiary is 10 years younger than the IRA owner. Note that under these final regulations, the IRA owner does not need to actually have a named beneficiary when they turn 70 1/2.

The exception noted above is for an IRA owner who has a spouse, who is more than 10 years younger, as the sole beneficiary on the IRA. In that situation, the spouse’s actual age (and life expectancy) will be used in the joint life calculation.

For calendar year 2003, and thereafter, taxpayers (and the underlying Qualified Plan) must rely on the Final and Temporary Regulations (discussed above) for determining RMDs. If any future guidance from the IRS is more restrictive than the guidance in these Final and Temporary Regulations, the future guidance will be issued without retroactive effect.

In accordance with recent changes in laws and regulations, required minimum distributions may be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution under the Contract and an increased amount of taxable income distributed to the contract owner, and a reduction of death benefits and the benefits of any optional riders.

Under the final Regulations, for retirement plans that qualify under Section 401 or 408 of the Code, the period elected for receipt of RMDs or annuity payments under Annuity Options 2 and 4 generally may be:

•	no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2, and

•	must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant.

Under Option 3, if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant, the 66 2/3% and 100% elections specified below may not be available. The restrictions on options for retirement plans that qualify under Sections 401 and 408 also apply to a retirement plan that qualifies under Section 403(b) with respect to amounts that accrued after December 31, 1986.

If you annuitize only a portion of your Net Contract Value on your Annuity Date, you may, at that time, have the option to elect not to have the remainder of your Contract Value distributed, but instead to continue your Contract with that remaining Contract Value (a “continuing Contract”). If this option is available, you would then choose a second Annuity Date for your continuing Contract, and all references in this Prospectus to your “Annuity Date” would, in connection with your continuing Contract, be deemed to refer to that second Annuity Date. This option may not be available, or may be available only for certain types of Contracts. You should be aware that some or all of the payments received before the second Annuity Date may be fully taxable. We recommend that you contact a qualified tax adviser for more information if you are interested in this option.

Default Annuity Date and Options

If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant’s 90th birthday or your younger Joint Annuitant’s 90th birthday, whichever applies. Certain Qualified Plans may require distribution to occur at an earlier age.

If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Net Contract Value, less any charges for premium taxes and/or other taxes, will be annuitized (if this net amount is at least $2,000) as follows:

•	the net amount from a fixed option will be converted into a fixed-dollar annuity, and

•	the net amount from your Variable Account Value will be converted into a variable-dollar annuity directed to the Subaccounts proportionate to your Account Value in each.

If the net amount is less than $2,000, the entire amount will be distributed. If you have a Non-Qualified Contract, or if you have a Qualified Contract and are not married, your default Annuity Option will be Life with a ten year

Period Certain. If you have a Qualified Contract and you are married, your default Annuity Option will be Joint and Survivor Life with survivor payments of 50%; your spouse will automatically be named your Joint Annuitant.

Choosing Your Annuity Option

You may make three basic decisions about your annuity payments. First, you may choose whether you want those payments to be a fixed-dollar amount and/or a variable-dollar amount. Second, you may choose the form of annuity payments (see Annuity Options below). Third, you may decide how often you want annuity payments to be made (the “frequency” of the payments). You may not change these selections after the Annuity Date.

Fixed and Variable Annuities

You may choose a fixed annuity with fixed-dollar amounts based on a fixed rate and the 1983a Annuity Mortality Table with the ages set back ten (10) years, a variable annuity with variable-dollar payments that vary with the investment results of the Subaccounts you select, or you may choose both, converting one portion of the net amount you annuitize into a fixed annuity and another portion into a variable annuity.

If you select a fixed annuity, each periodic annuity payment received will be equal to the initial annuity payment, unless you select a joint and survivor life annuity with reduced survivor payments and the Primary Annuitant dies. Any net amount you convert to a fixed annuity will be held in our General Account, (but not under any fixed option).

If you select a variable annuity, you may choose as many Variable Investment Options as you wish. The amount of the periodic annuity payments will vary with the investment results of the Variable Investment Options selected. After the Annuity Date, Annuity Units may be exchanged among available Variable Investment Options up to four times in any twelve-month period. How your Contract converts into a variable annuity is explained in more detail in THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI.

Annuity Options

Four Annuity Options are currently available under the Contract, although additional options may become available in the future.

1.	Life Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies.

2.	Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed for anywhere from 7 through 30 years (in full years only).

3.	Joint and Survivor Life. Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have the payments to the surviving secondary Annuitant equal 50%, 66 2/3% or 100% of the original amount payable made during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). If you elect a reduced payment based on the life of the secondary Annuitant, fixed annuity payments will be equal to 50% or 66 2/3% of the original fixed payment payable during the lifetime of the Primary Annuitant; variable annuity payments will be determined using 50% or 66 2/3%, as applicable, of the number of Annuity Units for each Subaccount credited to the Contract as of the date of death of the Primary Annuitant. Payments stop when both Annuitants have died.

4.	Period Certain Only. Periodic payments are made to the designated payee over a specified period. You may choose to have payments continue for anywhere from 7 through 30 years (in full years only).

Additionally, if variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. The amount available upon full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return, any applicable Withdrawal Charge will be deducted from the present value as if you made a full withdrawal, or if applicable, a partial withdrawal. For purposes of calculating the Withdrawal Charge and Free Withdrawal amount, it will be assumed that the Contract was never converted to provide annuity payments and any prior variable annuity payments in that Contract Year will be treated as if they were partial withdrawals from the Contract. (See the CHARGES, FEES AND DEDUCTIONS — Withdrawal Charge section in this Prospectus). For example, assume that a Contract was issued with a single investment of $10,000 and in Contract Year 4 the Owner elects to receive variable annuity payments under Annuity Option 4. In Contract Year 5, variable annuity payments totaling $700 have already been made and the Owner elects to make a partial redemption of $5,000. The Free Withdrawal amount for Contract Year 5 is $1,000. The Withdrawal Charge as a percentage of the Purchase Payments with an age of 5 years is 5%. The Withdrawal Charge for the partial redemption will be $235 (($5,000 – $300) * 5%). No Withdrawal Charge will be imposed on a redemption if:

•	the Annuity Option is elected as the form of payments of death benefit proceeds, or

•	the Annuitant dies before the period certain has ended and the beneficiary requests a redemption of the variable annuity payments.”

Full or partial redemptions of remaining guaranteed variable payments are explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

If the Annuitant dies before the guaranteed payments under Annuity Options 2 and 4 are completed, we will pay the remainder of the guaranteed payments to the first person among the following who is alive at the death of the Annuitant:

•	the Owner,

•	the Joint Owner,

•	the Contingent Owner,

•	the Beneficiary, or

•	the Contingent Beneficiary.

If none are living, we will pay the remainder of the guaranteed payments to the Owner’s estate.

If the Owner dies on or after the Annuity Date, but payments have not yet been completed, then distributions of the remaining amounts payable under the Contract must be made at least as rapidly as the rate that was being used at the date of the Owner’s death. All of the Owner’s rights granted by the Contract will be assumed by the first person among the following who is alive at the Owner’s death:

•	the Joint Owner,

•	the Contingent Owner,

•	the Beneficiary, or

•	the Contingent Beneficiary.

If none are living, all of the Owner’s rights granted by the Contract will be assumed by the Owner’s estate.

For Qualified Contracts please refer to the Choosing Your Annuity Date section in this Prospectus. If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), your spouse’s consent may be required when you seek any distribution under your Contract, unless your Annuity Option is Joint and Survivor Life with survivor payments of at least 50%, and your spouse is your Joint Annuitant.

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semiannually, or annually. The amount of a variable payment will be determined in each period on the date corresponding to your Annuity Date, and payment will be made on the next succeeding day.

Your initial annuity payment must be at least $20. Depending on the net amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments.

Your Annuity Payments

Amount of the First Payment

Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized portion of your Net Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select; this amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts, the sex of the Annuitant(s).

For fixed annuity payments, the guaranteed income factors in our tables are based on an annual interest rate of 3% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a fixed annuity, fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

For variable annuity payments, the tables are based on an assumed annual investment return of 4% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a variable annuity, your initial variable annuity payment will be based on the applicable variable annuity income factors in effect for your Contract or the Annuity Date which are at least the variable annuity income factors under the Contract. You may choose any other annuity option we may offer on the option’s effective date. A higher assumed investment return would mean a larger first variable annuity payment, but subsequent payments would increase only when actual net investment performance exceeds the higher assumed rate and would fall when actual net investment performance is less than the higher assumed rate. A lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases. If the actual net investment performance is a constant 4% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

Death Benefits

Death benefit proceeds may be payable before the Annuity Date on proof of death of the sole surviving Annuitant or of any Contract Owner while the Contract is in force. If there are Joint Owners, the Contract will be owned by the Joint Owners as Joint Tenants With Right of Survivorship and not as Tenants in Common. The amount of the death benefit proceeds will be paid according to the Death Benefit Proceeds section below.

The “Notice Date” is the day on which we receive, in proper form, proof of death and instructions regarding payment of death benefit proceeds. If a Contract has multiple recipients, death benefit proceeds will be calculated when we first receive proof of death and instructions, in proper form, from any recipient. The death benefit proceeds still remaining to be paid to other recipients will fluctuate with the performance of the underlying Investment Options.

Death Benefit Proceeds

Death benefit proceeds will be payable upon receipt, in proper form, of proof of death and instructions regarding payment of death benefit proceeds. Such proceeds will equal the amount of the death benefit reduced by any charges for premium taxes and/or other taxes and any Contract Debt. The death benefit proceeds may be payable in a single sum, as an Annuity Option under this Contract or towards the purchase of any Annuity Option we then offer, or in any other manner permitted by the IRS and approved by us. Any such Annuity Option is subject to all restrictions (including minimum amount requirements) as are other annuities under this Contract. In addition, there may be legal requirements that limit the recipient’s Annuity Options and the timing of any payments. A recipient should consult a qualified tax adviser before making a death benefit election.

Additional provisions apply if your Contract names a Joint or Contingent Owner or Annuitant, or if the Beneficiary, Joint Owner, or Contingent Owner is your spouse. Further information about these provisions is contained in the SAI.

Death of Owner Distribution Rules

The Contract incorporates all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes. If an Owner of a Non-Qualified Contract dies before the Annuity Date, they must begin distribution within one year after the Owner’s death or complete distribution within 5 years after the Owner’s death. In order to satisfy this requirement, the designated recipient must receive a final lump sum payment by the fifth anniversary of the death of the Contract Owner, or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within one year after the Owner’s death, or if permitted by the IRS, a systematic distribution over a period not exceeding the beneficiary’s life expectancy using a method that would be acceptable for the purpose of calculating the minimum distribution required under section 401(a)(9) of the Code. If an election to receive an annuity is not made within 60 days of our receipt of proof, in proper form, of the Owner’s death or, if earlier, 60 days (or shorter period as we permit) prior to the first anniversary of the Owner’s death, the lump sum option will be deemed elected, unless otherwise required by law. If the lump sum option is deemed elected, we will consider that deemed election as receipt of instructions regarding payment of death benefit proceeds. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Owner to die.

The Owner may designate that the Beneficiary will receive death benefit proceeds through annuity payments for life or over a period that does not exceed the Beneficiary’s life expectancy. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot revoke or modify the Owner’s designation.

If the Owner who was not an Annuitant dies, the designated recipient will be the first living person in the following order:

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living, the designated recipient will be the Owner’s Estate.

If the Owner who was an Annuitant dies, the designated recipient will be the first living person in the following order:

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living, the designated recipient will be the Owner’s Estate.

Qualified Plan Death of Annuitant Distribution Rules

Under Internal Revenue Service regulations and our administrative procedures, if the Contract is owned under a Qualified Plan pursuant to sections 401, 403, 408, or 408A of the Code and the Annuitant dies before the commencement of distributions, the payment of any death benefit must be made to the designated recipient in accordance to one of two rules. One rule generally requires the death benefit proceeds to commence distribution by December 31 of the calendar year following the calendar year of the Annuitant’s death and continue over the life of his or her Beneficiary (the “life expectancy method”). The second rule requires distribution of the entire death benefit proceeds no later than December 31 of the calendar year in which the fifth anniversary of the Annuitant’s death falls (the “five-year rule”).

However, the life expectancy method and the five-year rule are modified if the Beneficiary is a surviving spouse. If the surviving spouse elects to continue the contract and not do an eligible rollover to an IRA in his or her name, then he or she will be subject to the five-year rule. However, the surviving spouse may waive the five-year requirement and elect to take distributions over his or her life expectancy, and if the surviving spouse elects to defer the commencement of required distributions beyond the first anniversary of the Annuitant’s death, the surviving spouse will be deemed to continue the Contract. In this instance, the surviving spouse may defer required distributions until the later of:

•	December 31 of the year following the year the Annuitant died, or

•	December 31 of the year in which the deceased Annuitant would have turned 70 1/2.

Further, under our administrative procedures, if the required distributions election is not received by us in good order by December 31 of the year following the Annuitant’s death or by the December of the year in which the Annuitant would have attained age 70 1/2, the lump sum option will be deemed by us to have been elected, unless otherwise required by law. If the lump sum option is deemed elected, we will treat that deemed election as receipt of instructions regarding payment of death benefit proceeds.

If the Annuitant dies after the commencement of Required Minimum Distributions (except in the case of a Roth IRA when RMDs do not apply) but before the Annuitant’s entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the designated recipient at least as rapidly as under the distribution method in effect at the time of the Annuitant’s death.

The Amount of the Death Benefit: Death of Annuitant

If the sole surviving Annuitant, or the first Owner who is also an Annuitant dies prior to the Annuity Date, the death benefit proceeds will be the Death Benefit Amount. The Death Benefit Amount will be the greater of:

•	your Contract Value as of the Notice Date, or

•	your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received prior to each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal.

If the Annuitant who was not an Owner dies, the designated sole Annuitant will then be the first living person in the following order and no death benefit proceeds will be payable:

•	a surviving Joint Annuitant, or

•	a surviving Contingent Annuitant.

If there is no surviving Joint or Contingent Annuitant, the death benefit proceeds will be payable to the first living person in the following order:

•	Owner,

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living, the death benefit proceeds will be payable to the Owner’s Estate.

If the Owner who is not an Annuitant and the Owner and Annuitant die simultaneously, the death benefit proceeds will be calculated under the Death of Annuitant provisions and proceeds will be paid to the first living person in the following order:

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living, the death benefit proceeds will be payable to the Owner’s Estate.

The Amount of the Death Benefit: Death of a Contract Owner

If a Contract Owner who is not an Annuitant dies before the Annuity Date, the amount of the death benefit proceeds will be equal to your Contract Value as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section.

The death benefit proceeds will be paid to the first living person in the following order:

•	Joint Owner,

•	Contingent Owner,

•	Beneficiary, or

•	Contingent Beneficiary.

If none are living, we will pay death benefit proceeds to the Owner’s Estate.

Spousal Continuation

Generally, a sole designated recipient who is the Owner’s spouse may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse’s death, the death of the Annuitant, or the Annuity Date, except in the case of a Qualified Contract which is qualified pursuant to section 403 of the Code. On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit (“Add-In Amount”). The Add-In Amount will be added to the Contract Value on the Notice Date. There will not be an adjustment to the Contract Value if the Contract Value is greater than or equal to the death benefit proceeds as of the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and may be, under certain circumstances, considered earnings. A Joint or Contingent Owner who is the designated recipient, but not the Owner’s spouse, may not continue the Contract.

Optional Stepped-Up Death Benefit Rider

If you purchase the Stepped-Up Death Benefit Rider (SDBR) at the time your application is completed upon the death of the sole surviving Annuitant, or the first Owner who is also an Annuitant, prior to the Annuity Date, the death benefit proceeds will be equal to the greater of (a) or (b) below:

     (a) the Death Benefit Amount as of the Notice Date.

          The Death Benefit Amount as of any day (prior to the Annuity Date) is equal to the greater of:

•	your Contract Value as of that day, or

•	your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received prior to each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal.

     (b) the Guaranteed Minimum Death Benefit Amount as of the Notice Date.

The actual Guaranteed Minimum Death Benefit Amount is calculated only when death benefit proceeds become payable as a result of the death of the sole Annuitant, or the first Owner who is also an Annuitant, prior to the Annuity Date and is determined as follows:

First we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract anniversaries is a “Milestone Date”).

          We then adjust the Death Benefit Amount for each milestone date by:

•	adding the aggregate amount of any Purchase Payments received by us since the Milestone Date, and

•	subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount before the withdrawal by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts for each Milestone Date, as of the Notice Date, is your Guaranteed Minimum Death Benefit Amount if you purchase the SDBR. Calculation of any actual Guaranteed Minimum Death Benefit Amount is only made once death benefit proceeds become payable under your Contract.

WITHDRAWALS

Optional Withdrawals

You may, on or prior to your Annuity Date, withdraw all or a portion of the amount available under your Contract while the Annuitant is living and your Contract is in force. You may surrender your Contract and make a full withdrawal at any time. Except as provided below, beginning 30 days after your Contract Date, you also may make partial withdrawals from your Investment Options at any time. You may request to withdraw a specific dollar amount or a specific percentage of an Account Value or your Net Contract Value. You may choose to make your withdrawal from specified Investment Options. If you do not specify Investment Options, your withdrawal will be made from all of your Investment Options proportionately. Each partial withdrawal must be for $500 or more, except pre-authorized withdrawals, which must be at least $250. If your partial withdrawal from an Investment Option would leave a remaining Account Value in that Investment Option of less than $500, we have the right, at our option, to transfer that remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your partial withdrawal leaves you with a Net Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds described in the next section below. If your partial withdrawal request is for an amount exceeding the amount available for withdrawal, as described in the Amount Available for Withdrawal section, we have the right, at our option, to terminate your Contract and send you the amount available for withdrawal. Partial withdrawals from any fixed option in any Contract Year are subject to restrictions. See THE GENERAL ACCOUNT— Withdrawals and Transfers section in this Prospectus.

Amount Available for Withdrawal

The amount available for withdrawal is your Net Contract Value at the end of the Business Day on which your withdrawal request is effective, less any applicable optional Rider Charge, withdrawal charge, withdrawal transaction fee, and any charge for premium taxes and/or any other taxes. The amount we send to you (your “withdrawal proceeds”) will also reflect any required or requested federal and state income tax withholding. See the FEDERAL TAX STATUS and THE GENERAL ACCOUNT—Withdrawals and Transfers sections in this Prospectus.

You assume investment risk on Investments in the Subaccounts. As a result, the amount available to you for withdrawal from any Subaccount may be more or less than the total Investments you have allocated to that Subaccount.

Pre-Authorized Withdrawals

If your Contract Value is at least $5,000, you may select the pre-authorized withdrawal option, and you may choose monthly, quarterly, semiannual or annual withdrawals. The first withdrawal will occur one period from the effective date of the request in proper form.

Example: On May 1, we receive your pre-authorized withdrawal request for quarterly withdrawals, and your pre-authorized withdrawal program is effective. Your first quarterly withdrawal will be on August 1.

Each withdrawal must be for at least $250. Each pre-authorized withdrawal is subject to federal income tax on its taxable portion and may be subject to a penalty tax of 10% or more if you have not reached age 59 1/2. Pre-authorized withdrawals cannot be used to continue the Contract beyond the Annuity Date. See the FEDERAL TAX STATUS and THE GENERAL ACCOUNT— Withdrawals and Transfers sections in this Prospectus. Additional information and options are set forth in the SAI and in the Pre-Authorized Withdrawal section of your application.

Special Requirements for Full Withdrawals

If you wish to withdraw the entire amount available under your Contract, you must either return your Contract to us or sign and submit to us a Withdrawal Request form or a “lost Contract affidavit” if no Withdrawal Request form is completed.

Special Restrictions Under Qualified Plans

Individual Qualified Plans may have additional rules regarding withdrawals from a Contract purchased under such a Plan. In general, if your Contract was issued under certain Qualified Plans, you may not withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 402(g)(3)(A) of the Code) or to transfers from a custodial account (as defined in Section 403(b)(7) of the Code) except in cases of your:

•	severance from employment,

•	death,

•	disability as defined in Section 72(m)(7) of the Code,

•	reaching age 59 1/2, or

•	hardship as defined for purposes of Section 401 of the Code.

These limitations do not affect certain rollovers or exchanges between Qualified Plans, and do not apply to rollovers from these Qualified Plans to an individual retirement account or individual retirement annuity. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Hardship withdrawals under the exception provided above are restricted to amounts attributable to salary reduction contributions, and do not include investment results. This additional restriction does not apply to salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Certain distributions, including rollovers, may be subject to mandatory withholding of 20% for federal income tax and to a penalty tax of 10% or more if the distribution is not transferred directly to the trustee of another Qualified Plan, or to the custodian of an individual retirement account or issuer of an individual retirement annuity. See the FEDERAL TAX STATUS section in this Prospectus. Distributions may also trigger withholding for state income taxes. The tax and ERISA rules relating to Contract withdrawals are complex. We are not the administrator of any Qualified Plan. You should consult your qualified tax adviser and/or your plan administrator before you withdraw any portion of your Contract Value.

Effective Date of Withdrawal Requests

Withdrawal requests are normally effective on the Business Day we receive them in proper form. If you make Purchase Payments by check and submit a withdrawal request immediately afterwards, payment of your withdrawal proceeds may be delayed until we receive confirmation in our Annuities administrative office that your check has cleared.

Tax Consequences of Withdrawals

Withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include tax penalties. You should consult with a qualified tax adviser before making any withdrawal or selecting the pre-authorized withdrawal option. See the FEDERAL TAX STATUS section in this Prospectus.

Right to Cancel (“Free Look”)

During the Free Look period, you have the right to cancel your Contract and return it to us for a refund. If you return your Contract, it will be canceled. The amount of your refund may be more or less than the Purchase Payments you’ve made. The Free Look period ends 10 days after you receive your Contract. If you are replacing another Annuity Contract or life insurance policy the Free Look period ends 60 days after you receive your Contract.

Your refund will be your Contract Value based upon the next determined Accumulated Unit Value (AUV) after we receive your Contract for cancellation, plus a refund of any amount that may have been deducted as Contract charges to pay for premium taxes, and minus any Credit Enhancement or any additional amount credited as described in the CHARGES, FEES AND DEDUCTIONS—Waivers and Reduced Charges section in this Prospectus. You would keep the gains or losses on the credited amounts. Thus, an Owner who returns a Contract within the Free Look period also bears the investment risk on any Credit Enhancement or additional amounts credited to the Contract.

For any Contract issued as an IRA returned within 7 days after you receive it, we are required to return all Purchase Payments (less any withdrawals made).

You’ll find a complete description of the Free Look period and amount to be refunded that applies to your Contract on the Contract’s cover page, or on a notice that accompanies your Contract.

PACIFIC LIFE & ANNUITY, PACIFIC LIFE, AND THE SEPARATE ACCOUNT

Pacific Life & Annuity Company (PL&A)

Pacific Life & Annuity Company is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products, group life and health insurance and various other insurance products and services. At the end of 2003, we had total statutory assets of $1,155 million.

PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our principal office is located at 700 Newport Center Drive, Newport Beach, California 92660.

PL&A was incorporated in 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, Pacific Life & Annuity Company.

Our affiliate, Pacific Select Distributors, Inc. (PSD), serves as the principal underwriter (distributor) for the Contracts. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PSD enter into selling agreements with broker-dealers, under which such broker-dealers act as agents of ours and PSD in the sale of the Contracts.

We may provide you with reports of our ratings both as an insurance company and as to our financial strength with respect to our General Account assets.

Pacific Life

Pacific Life Insurance Company administers the policies sold under this Prospectus. At the end of 2003, Pacific Life had over $152.7 billion of individual life insurance and total admitted assets of approximately $59.7 billion. It is ranked as the 15th largest life insurance carrier in the U.S. in terms of 2002 admitted assets. Pacific Life’s principal office is at 700 Newport Center Drive, Newport Beach, CA 92660.

Separate Account A

Separate Account A was established on January 25, 1999 as a separate account of ours, and is registered with the SEC under the 1940 Act, as a type of investment company called a “unit investment trust.”

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account’s assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account is not the sole investor in the Fund. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See the accompanying Prospectus and the SAI for the Fund for more information.

FINANCIAL HIGHLIGHTS

The table below is designed to help you understand how the Variable Investment Options have performed. It shows the value of a Subaccount Unit at the beginning and end of each period, as well as the number of Subaccount Units at the end of each period. A Subaccount Unit is also called an Accumulation Unit.

This information in the table for the two periods from commencement of operations to December 31, 2003 is included in the financial statements of Separate Account A which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. You should read the table in conjunction with the financial statements for Separate Account A, which are included in its annual report dated as of December 31, 2003.

	2003		2002

		With		With
		Stepped-Up		Stepped-Up
	Without	Death Benefit	Without	Death Benefit
	Rider	Rider	Rider	Rider

Blue Chip
Subaccount Unit Value at beginning of period	$7.43	$7.42	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.16	$9.13	$7.43	$7.42
Number of Subaccount Units outstanding at end of period	764,443	675,855	98,525	101,409

Aggressive Growth
Subaccount Unit Value at beginning of period	$7.60	$7.58	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.46	$9.43	$7.60	$7.58
Number of Subaccount Units outstanding at end of period	12,456	6,321	7,166	4,347

Diversified Research
Subaccount Unit Value at beginning of period	$7.49	$7.48	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.78	$9.74	$7.49	$7.48
Number of Subaccount Units outstanding at end of period	12,772	22,311	5,109	7,031

Short Duration Bond
Subaccount Unit Value at beginning of period	$10.00	$10.00	N/A	N/A
Subaccount Unit Value as of December 31	$9.99	$9.97	N/A	N/A
Number of Subaccount Units outstanding at end of period	751,820	582,567	N/A	N/A

I-Net TollkeeperSM
Subaccount Unit Value at beginning of period	$6.95	$6.94	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.80	$9.76	$6.95	$6.94
Number of Subaccount Units outstanding at end of period	16,189	19,243	2,481	10

Financial Services
Subaccount Unit Value at beginning of period	$8.20	$8.18	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.40	$10.36	$8.20	$8.18
Number of Subaccount Units outstanding at end of period	5,070	7,565	811	1,601

Health Sciences
Subaccount Unit Value at beginning of period	$7.90	$7.89	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.94	$9.90	$7.90	$7.89
Number of Subaccount Units outstanding at end of period	4,472	19,644	584	8,879

Technology
Subaccount Unit Value at beginning of period	$5.60	$5.60	$10.00	$10.00
Subaccount Unit Value as of December 31	$7.86	$7.83	$5.60	$5.60
Number of Subaccount Units outstanding at end of period	17,328	28,399	1,956	9,355

Focused 30
Subaccount Unit Value at beginning of period	$7.15	$7.14	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.01	$9.98	$7.15	$7.14
Number of Subaccount Units outstanding at end of period	7,194	3,934	10	2,318

Growth LT
Subaccount Unit Value at beginning of period	$7.38	$7.37	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.73	$9.69	$7.38	$7.37
Number of Subaccount Units outstanding at end of period	285,026	271,017	35,095	58,108

Mid-Cap Value
Subaccount Unit Value at beginning of period	$8.09	$8.08	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.27	$10.24	$8.09	$8.08
Number of Subaccount Units outstanding at end of period	330,885	305,954	31,337	55,496

International Value
Subaccount Unit Value at beginning of period	$8.24	$8.23	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.36	$10.32	$8.24	$8.23
Number of Subaccount Units outstanding at end of period	640,161	569,587	48,651	70,489

Capital Opportunities
Subaccount Unit Value at beginning of period	$7.32	$7.30	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.15	$9.12	$7.32	$7.30
Number of Subaccount Units outstanding at end of period	143,233	154,799	8,270	19,118

	2003		2002

		With		With
		Stepped-Up		Stepped-Up
	Without	Death Benefit	Without	Death Benefit
	Rider	Rider	Rider	Rider

International Large-Cap
Subaccount Unit Value at beginning of period	$8.08	$8.07	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.38	$10.34	$8.08	$8.07
Number of Subaccount Units outstanding at end of period	527,965	489,834	35,189	54,192

Equity Index
Subaccount Unit Value at beginning of period	$7.66	$7.65	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.67	$9.63	$7.66	$7.65
Number of Subaccount Units outstanding at end of period	41,837	43,876	33,694	38,048

Small-Cap Index
Subaccount Unit Value at beginning of period	$7.53	$7.52	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.86	$10.82	$7.53	$7.52
Number of Subaccount Units outstanding at end of period	174,082	181,243	13,429	31,170

Multi-Strategy
Subaccount Unit Value at beginning of period	$8.73	$8.72	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.58	$10.55	$8.73	$8.72
Number of Subaccount Units outstanding at end of period	33,942	19,224	3,773	12,838

Main Street® Core
Subaccount Unit Value at beginning of period	$7.31	$7.30	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.13	$9.09	$7.31	$7.30
Number of Subaccount Units outstanding at end of period	338,793	231,301	20,401	3,794

Emerging Markets
Subaccount Unit Value at beginning of period	$8.55	$8.53	$10.00	$10.00
Subaccount Unit Value as of December 31	$14.17	$14.12	$8.55	$8.53
Number of Subaccount Units outstanding at end of period	52,817	63,423	2,675	5,059

Inflation Managed
Subaccount Unit Value at beginning of period	$11.37	$11.36	$10.00	$10.00
Subaccount Unit Value as of December 31	$12.11	$12.07	$11.37	$11.36
Number of Subaccount Units outstanding at end of period	820,838	554,914	247,942	131,835

Managed Bond
Subaccount Unit Value at beginning of period	$10.97	$10.95	$10.00	$10.00
Subaccount Unit Value as of December 31	$11.46	$11.42	$10.97	$10.95
Number of Subaccount Units outstanding at end of period	833,848	705,167	142,855	183,262

Small-Cap Value
Subaccount Unit Value at beginning of period	$10.00	$10.00	N/A	N/A
Subaccount Unit Value as of December 31	$12.55	$12.54	N/A	N/A
Number of Subaccount Units outstanding at end of period	162,749	160,566	N/A	N/A

Money Market
Subaccount Unit Value at beginning of period	$9.98	$9.96	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.89	$9.86	$9.98	$9.96
Number of Subaccount Units outstanding at end of period	208,509	141,064	159,764	73,498

High Yield Bond
Subaccount Unit Value at beginning of period	$9.44	$9.42	$10.00	$10.00
Subaccount Unit Value as of December 31	$11.17	$11.13	$9.44	$9.42
Number of Subaccount Units outstanding at end of period	248,683	165,195	44,552	36,892

Equity Income
Subaccount Unit Value at beginning of period	$8.17	$8.15	$10.00	$10.00
Subaccount Unit Value as of December 31	$10.14	$10.11	$8.17	$8.15
Number of Subaccount Units outstanding at end of period	81,612	71,075	22,523	27,660

Equity
Subaccount Unit Value at beginning of period	$7.31	$7.30	$10.00	$10.00
Subaccount Unit Value as of December 31	$8.94	$8.91	$7.31	$7.30
Number of Subaccount Units outstanding at end of period	3,898	767	10	352

Aggressive Equity
Subaccount Unit Value at beginning of period	$7.01	$7.00	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.18	$9.15	$7.01	$7.00
Number of Subaccount Units outstanding at end of period	61,717	71,067	3,983	9,199

Large-Cap Value
Subaccount Unit Value at beginning of period	$7.56	$7.55	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.76	$9.72	$7.56	$7.55
Number of Subaccount Units outstanding at end of period	984,937	864,789	100,224	134,075

Comstock
Subaccount Unit Value at beginning of period	$7.31	$7.30	$10.00	$10.00
Subaccount Unit Value as of December 31	$9.44	$9.41	$7.31	$7.30
Number of Subaccount Units outstanding at end of period	265,952	238,327	5,983	5,481

	2003		2002

		With		With
		Stepped-Up		Stepped-Up
	Without	Death Benefit	Without	Death Benefit
	Rider	Rider	Rider	Rider

Real Estate
Subaccount Unit Value at beginning of period	$9.09	$9.08	$10.00	$10.00
Subaccount Unit Value as of December 31	$12.30	$12.25	$9.09	$9.08
Number of Subaccount Units outstanding at end of period	87,609	104,408	6,014	23,959

Mid-Cap Growth
Subaccount Unit Value at beginning of period	$5.67	$5.66	$10.00	$10.00
Subaccount Unit Value as of December 31	$7.27	$7.25	$5.67	$5.66
Number of Subaccount Units outstanding at end of period	26,175	11,992	3,948	7,456

The Short Duration Bond and Small-Cap Value Subaccounts began operations on May 1, 2003. All other Subaccounts began operations April 1, 2002.

FEDERAL TAX STATUS

The following summary of federal income tax consequences is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable state or local tax laws. We do not make any guarantee regarding the tax status, federal, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

The following rules generally do not apply to variable annuity contracts held by or for non-natural persons (e.g., corporations) unless such an entity holds the contract as agent for a natural person. If a contract is not owned or held by a natural person or as agent for a natural person, the contract generally will not be treated as an “annuity” for tax purposes, meaning that the contract owner will be taxed currently on annual increases in Contract Value at ordinary income rates unless some other exception applies.

Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or agent for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, generally no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements appear in the Fund’s SAI. We believe the underlying Variable Investment Options for the Contract meet these requirements. In connection with the issuance of temporary regulations relating to diversification requirements under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. Because of this uncertainty, we reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

Taxes Payable by Contract Owners: General Rules

These general rules apply to Non-Qualified Contracts. As discussed below, however, tax rules may differ for Qualified Contracts and you should consult a qualified tax adviser if you are purchasing a Qualified Contract.

Distributions of net investment income or capital gains that each Subaccount receives from its corresponding Portfolio are automatically reinvested in such Portfolio unless we, on behalf of the Separate Account, elect otherwise. As noted above, you will be subject to federal income taxes on the investment income from your Contract only when it is distributed to you.

Multiple Contracts

All Non-Qualified Contracts that are issued by us, or our affiliates, to the same Owner during any calendar year are treated as one Contract for purposes of determining the amount includible in gross income under Internal Revenue Code (Code) Section 72(e). Further, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of Contracts or otherwise.

Taxes Payable on Withdrawals

Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Investments (reduced by non-taxable amounts previously received), and then as non-taxable recovery of your Investments.

The assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. Moreover, all annuity contracts issued to you in any given calendar year by us and any of our affiliates are treated as a single annuity contract for purposes of determining whether an amount is subject to tax under these rules. The Code further provides that the taxable portion of a withdrawal or other distribution may be subject to a penalty tax equal to 10% of that taxable portion unless the withdrawal is:

•	made on or after the date you reach age 59 1/2,

•	made by a Beneficiary after your death,

•	attributable to your becoming disabled,

•	in the form of level annuity payments under a lifetime annuity, or

•	any distribution to the extent it is required under the required minimum distribution rules of section 401(a)(9) of the Code.

Additional exceptions may apply to certain Qualified Contracts (see Taxes Payable on Annuity Payments section).

Taxes Payable on Optional Riders

It is our understanding that the charges relating to the optional Stepped-Up Death Benefit Rider (SDBR) are not subject to current taxation and we will not report them as such. However, the IRS may determine that these charges should be treated as partial withdrawals subject to current taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report any optional death benefit rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with IRS regulations.

As of the date of this Prospectus, IRS regulations state that Individual Retirement Accounts (IRAs) may not invest in life insurance contracts. However, a Contract that is used as an IRA may provide for a death benefit that equals the greater of the Purchase Payments made and the Contract Value.

Section 401 plans, section 403(b), annuities and IRAs (but not Roth IRAs) can only offer incidental death benefits. The IRS could take the position that the enhanced death benefits provided by the optional death benefit rider are not incidental.

To the extent that the optional death benefit rider alters the timing or the amount of the payment of distributions under a Qualified Contract, the rider cannot be paid out in violation of the minimum distribution rules of the Code.

The Contract offers an optional death benefit rider that, when combined with the Contract, may exceed the death benefit allowable under IRS Regulations. Although, we believe that these regulations do not prohibit the optional death benefit rider from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, or SIMPLE IRA, the law is unclear. It is possible that the IRS may disqualify the Contract if it is issued with the optional death benefit rider, which may result in certain deemed distributions, increases in taxes, or, possibly, tax penalties. You should consult with a qualified tax advisor before deciding to purchase any optional death benefit rider in connection with any IRA Contract.

Taxes Payable on Annuity Payments

A portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Investments (as used here, “Investments” means the aggregate Investments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a penalty tax.) The remainder of each annuity payment will be taxed as ordinary income.

However, after the full amount of aggregate Investments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s). Such a payment may also be subject to a penalty tax.

Should the death of a Contract Owner cause annuity payments to cease before Investments have been fully recovered, a deduction may be allowed on the final tax return for the unrecovered Investments. However, if any remaining annuity payments are made to a Beneficiary, the Beneficiary will recover the balance of the Investments as payments are made. Generally, the same tax rules apply to amounts received by the Beneficiary as those set forth above, except that the early withdrawal penalty tax does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non-taxable portions. If the Contract Owner or Annuitant dies and within sixty days after the date on which a lump sum death benefit first becomes payable the designated recipient elects to receive annuity payments in lieu of the lump sum death benefit, then the designated recipient will not be treated for tax purposes as having received the lump sum death benefit in the tax year it first becomes payable. Rather, in that case, the designated recipient will be taxed on the annuity payments as they are received.

Any amount payable upon the Contract Owner’s death, whether before or after the Annuity Date, will be included in the estate of the Contract Owner for federal estate tax purposes. In addition, designation of a non-spouse Beneficiary who either is 37 1/2 or more years younger than a Contract Owner or is a grandchild of a Contract Owner may have Generation Skipping Transfer Tax consequences under section 2601 of the Code.

Generally, gifts of Non-Qualified Contracts prior to the annuity start date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor’s income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce, or transfers to and from a trust acting as agent for the Owner or the Owner’s spouse.

Qualified Contracts

The Contracts are available to a variety of Qualified Plans. Tax restrictions and consequences for Contracts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. Qualified Plans generally provide for the tax deferral of income regardless of whether the Qualified Plan invests in an annuity or other investment. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan.

The following is only a general discussion about types of Qualified Plans for which the Contracts are available. We are not the administrator of any Qualified Plan. The plan administrator and/or custodian, whichever is applicable, (but not us) is responsible for all Plan administrative duties including, but not limited to, notification of distribution options, disbursement of Plan benefits, handling any processing and administration of Qualified Plan loans, compliance regulatory requirements and federal and state tax reporting of income/distributions from the Plan to Plan participants and, if applicable, Beneficiaries of Plan participants and IRA contributions from Plan participants. Our administrative duties are limited to administration of the Contract and any disbursements of any Contract benefits to the Owner, Annuitant, or Beneficiary of the Contract, as applicable. Our tax reporting responsibility is limited to federal and state tax reporting of income/distributions to the applicable payee and IRA contributions from the Owner of a Contract, as recorded on our books and records. The Qualified Plan (the plan administrator or the custodian) is required to provide us with information regarding individuals with signatory authority on the Contract(s) owned. If you are purchasing a Qualified Contract, you should consult with your plan administrator and/or a qualified tax adviser. You should also consult with a qualified tax adviser and/or plan administrator before you withdraw any portion of your Contract Value.

Individual Retirement Annuities (“IRAs”)

In addition to “traditional” IRAs established under Code 408, there are Roth IRAs governed by Code Section 408A and SIMPLE IRAs established under Code Section 408(p). Also, Qualified Plans under Section 401 or 403(b) of the Code that include after-tax employee contributions may be treated as deemed IRAs subject to the same rules and limitations as traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA and other Qualified Plans:

Traditional IRAs

Traditional IRAs are subject to limitations on the amount that may be contributed each year (these contribution limits are scheduled to increase over the next several years), the persons who may be eligible, and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. Failure to make mandatory distributions may result in imposition of a 50% penalty tax on any difference between the required distribution amount and the amount actually distributed. A 10% penalty tax is imposed on the amount includable in gross income from distributions that occur before you attain age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

•	distributions that are part of a series of substantially equal periodic payments made over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Joint Annuitant,

•	certain higher education expenses,

•	used to pay for certain health insurance premiums or medical expenses, and

•	costs related to the purchase of your first home.

Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. Additional distribution rules apply after your death.

You (or your surviving spouse if you die) may rollover funds from certain existing Qualified Plans (such as proceeds from existing insurance policies, annuity contracts or securities) into your traditional IRA if those funds are in cash; this will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your Traditional IRA; to avoid this withholding you should have cash transferred directly from the insurance company or plan trustee to your traditional IRA. Similar limitations and tax penalties apply to tax sheltered annuities, 401(k) plans, and pension and profit-sharing plans.

SIMPLE IRAs

The Savings Incentive Match Plan for Employees of Small Employers (“SIMPLE Plans”) is a type of Qualified Plan. Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each eligible participant. Like other Qualified Plans, a 10% penalty tax is imposed on certain distributions that occur before you attain age 59 1/2. In addition, the penalty tax is increased to 25% for amounts received during the 2-year period beginning on the date you first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by the individual’s employer under Code Section 408(p)(2). Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions. Distributions from a SIMPLE IRA may be transferred over to another SIMPLE IRA tax free or may be eligible for tax free rollover to a traditional IRA, 403(b) annuity contract, contracts pursuant to section 457(b) of the Code, or other Qualified Plan after a required two year waiting period.

Roth IRAs

Section 408A of the Code permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner’s lifetime. Generally, however, the amount remaining in a Roth IRA must be distributed by the end of the fifth year after the death of the Contract Owner/Annuitant or distributed over the life expectancy of the Designated Beneficiary. The owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a “conversion” Roth IRA should consult with a qualified tax adviser.

Tax Sheltered Annuities (“TSAs”)

Section 403(b) of the Code permits public school systems and certain tax-exempt organizations to adopt annuity plans for their employees. Investments made on Contracts purchased for these employees are excludable from the employees’ gross income (subject to maximum contribution limits). Distributions under these Contracts must comply with certain limitations as to timing, or result in tax penalties. Distributions from amounts contributed to a TSA pursuant to a salary reduction arrangement, may be made from a TSA only upon attaining age 59 1/2, severance from employment, death, disability, or financial hardship. Section 403(b) annuity distributions can be rolled over to other Qualified Plans in a manner similar to those permitted by Qualified Plans that are maintained pursuant to Section 401 of the Code.

401(k) Plans; Pension and Profit-Sharing Plans

Qualified Plans may be established by an employer for certain eligible employees under Section 401 of the Code. These plans may be 401(k) plans, profit-sharing plans, or other pension or retirement plans. Contributions to these plans are subject to certain limitations. Rollover to other eligible plans may be available. Please consult your Qualified Plans Summary Plan description for more information.

Catch-Up Provision

Generally, Qualified Plan and IRA Participants over the age of 50 may contribute additional amounts as catch-up contributions if the terms of the Plan so permit. In addition, distributions from each type of IRA are subject to differing restrictions.

Loans

Certain Owners of Qualified Contracts may borrow against their Contracts; otherwise loans from us are not permitted. You may request a loan from us, using your Contract Value as your only security, if yours is a Qualified Contract which is:

•	not subject to Title 1 of ERISA,

•	issued under Section 403(b) of the Code, and

•	permits loans under its terms (a “Loan Eligible Plan”).

You will be charged interest on your Contract Debt at a fixed annual rate equal to 5%. The amount held in the Loan Account to secure your loan will earn a return equal to an annual rate of 3%.

Interest charges accrue on your Contract Debt daily, beginning on the effective date of your loan. Interest earned on the Loan Account Value accrue daily beginning on the day following the effective date of the loan, and those earnings will be transferred once a year to your Investment Options in accordance with your current allocation instructions.

We may change these loan provisions to reflect changes in the Code or interpretations thereof.

Tax and Legal Matters

The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances these loans are processed by your Plan Administrator. We urge you to consult with a qualified tax adviser prior to effecting any loan transaction under your Contract.

Generally, interest paid on your loan under a 403(b) tax-sheltered annuity will be considered non-deductible “personal interest” under Section 163(h) of the Code, to the extent the loan comes from and is secured by your pre-tax contributions, even if the proceeds of your loan are used to acquire your principal residence.

Loan Procedures

Your loan request must be submitted on our Non-ERISA TSA Application and Loan Agreement Form. You may submit a loan request 30 days after your Contract Date and before your Annuity Date. However, before requesting a new loan, you must wait thirty days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which we receive all necessary documentation in proper form. We will normally forward proceeds of your loan to you within seven calendar days after the effective date of your loan.

In order to secure your loan, on the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the “Loan Account.” To make this transfer, we will transfer amounts proportionately from your Investment Options based on your Account Value in each Investment Option.

As your loan is repaid, a portion, corresponding to the amount of the repayment of any amount then held as security for your loan, will be transferred from the Loan Account back into your Investment Options relative to your current allocation instructions.

A transfer from the Loan Account into the Investment Options following a loan repayment is considered a transfer under the transfer limitations as stated in the HOW YOUR INVESTMENTS ARE ALLOCATED — Transfers section in this Prospectus.

Loan Terms

You may have only one loan outstanding at any time. The minimum loan amount is $1,000. Your Contract Debt at the effective date of your loan may not exceed the lesser of:

•	50% of your Contract Value, or

•	$50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Loan Eligible Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Loan Eligible Plans, the amount you may borrow may be further restricted. We are not responsible for making any determinations (including loan amounts permitted) or any interpretations with respect to your Loan Eligible Plan.

If you purchase the GPA Rider, there may be adverse consequences to taking a loan while this Rider is in effect. If you have an existing loan on your Contract, you should carefully consider whether this Rider is appropriate for you.

Repayment Terms

Your loan, including principal and accrued interest, generally must be repaid in quarterly installments. An installment will be due in each quarter on the date corresponding to the effective date of your loan, beginning with the first such date following the effective date of your loan.

Example: On May 1, we receive your loan request, and your loan is effective. Your first quarterly payment will be due on August 1.

Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. You must repay principal and interest of any loan in substantially equal payments over the term of the loan. Generally, the term of the loan will be five years from the effective date of the loan; however, if you have certified to us that your loan proceeds are to be used to acquire a principal residence for yourself, you may request a loan term of 30 years. In either case, however, you must repay your loan prior to your Annuity Date. If you elect to annuitize (or withdraw) your Net Contract Value while you have an outstanding loan, we will deduct any Contract Debt from your Contract Value at the time of the annuitization (or withdrawal) to repay the Contract Debt.

You may prepay your entire loan at any time. If you do so, we will bill you for any unpaid interest that has accrued through the date of payoff. Your loan will be considered repaid only when the interest due has been paid. While you have Contract Debt outstanding, we will treat all payments you send us as Investments unless you specifically indicate that your payment is a loan repayment or include your loan payment notice with your payment. To the extent allowed by law, any loan repayments in excess of the amount then due will be applied to the principal balance of your loan. Such repayments will not change the due dates or the periodic repayment amount due for future periods. If a loan repayment is in excess of the principal balance of your loan, any excess repayment will be refunded to you. Repayments we receive that are less than the amount then due will be returned to you, unless otherwise required by law.

If we have not received your full payment by its due date, we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty (60) days from the date on which the loan was declared in default (the “grace period”) to make the required payment.

If the required payment is not received by the end of the grace period, the defaulted loan balance plus accrued interest and any withdrawal charge will be withdrawn from your Contract Value, if amounts under your Contract are eligible for distribution. In order for an amount to be eligible for distribution from a TSA funded by salary reductions you must meet one of five triggering events. They are:

•	attainment of age 59 1/2,

•	severance from employment,

•	death,

•	disability, and

•	financial hardship (with respect to contributions only, not income or earnings on these contributions).

If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest and any withdrawal charge will be considered a Deemed Distribution and will be withdrawn when such Contract Values become eligible. In either case, the Distribution or the Deemed Distribution will be considered a currently taxable event, and may be subject to federal tax withholding, the withdrawal charge and the federal early withdrawal penalty tax.

If there is a Deemed Distribution under your Contract and to the extent allowed by law, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and charges for applicable taxes. Any amounts withdrawn and applied as repayment of Contract Debt will first be withdrawn from your Loan Account, and then from your Investment Options on a proportionate basis relative to the Account Value in each Investment Option. If you have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any Death Benefit Amount and/or Guaranteed Minimum Death Benefit.

The terms of any such loan are intended to qualify for the exception in Code section 72(p)(2) so that the distribution of the loan proceeds will not constitute a distribution that is taxable to you. To that end, these loan provisions will be interpreted to ensure and maintain such tax qualification, despite any other provisions to the contrary. We reserve the right to amend your Contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform any terms of our loan arrangement with you to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment. If you refuse such an amendment, it may result in adverse tax consequences to you.

Withholding

Unless you elect to the contrary, any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal and state income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding information you provide to us with your application. If you do not provide us with required withholding information, we will withhold, from every withdrawal from your Contract and from every annuity payment to you, the appropriate percentage of the taxable amount of the payment. Please call us at 1-800-748-6907 with any questions about the required withholding information. For purposes of determining your withholding rate on annuity payments, you will be treated as a married person with three exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%, unless otherwise specified by the Code. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.

Distributions from a Contract under a Qualified Plan (not including an individual retirement annuity subject to Code Section 408 or Code Section 408A) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless:

•	the distributee directs the transfer of such amounts in cash to another Qualified Plan or a Traditional IRA, or

•	the payment is a minimum distribution required under the Code.

The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

Impact of Federal Income Taxes

In general, in the case of Non-Qualified Contracts, if you are an individual and expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there may be federal income tax advantages in purchasing such a Contract. This is because any increase in Contract Value is not subject to current taxation. Income taxes are deferred until the money is withdrawn, at which point taxation occurs only on the gain from the investment in the Contract. With income taxes deferred, you may accumulate more money over the long term through a variable annuity than you may through non-tax-deferred investments. The advantage may be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.

When withdrawals or distributions are taken from the variable annuity, the gain is taxed as ordinary income. This may be a potential disadvantage because money that had been invested in other types of assets may qualify for a more favorable federal tax rate. For example, the tax rate applicable both to the sale of capital gain assets held more than one year and to the receipt of qualifying dividends by individuals is generally 15% (5% for lower-income individuals). In contrast, an ordinary income tax rate of up to 35% applies to taxable withdrawals on distributions from a variable annuity. Also, withdrawals or distributions taken from a variable annuity may be subject to a penalty tax equal to 10% of the taxable portion, although exceptions to the penalty tax may apply (see WITHDRAWALS — Tax Consequences of Withdrawals section in this Prospectus).

An owner of a variable annuity cannot deduct or offset losses on transfers to or from Subaccounts, or at the time of any partial withdrawals. If you surrender your Contract and your Net Contract Value is less than the aggregate of your Investments in the Contract (reduced by any previous non-taxable distributions), there may be a deductible ordinary income loss, although the deduction may be limited. Consult with your tax adviser regarding the impact of federal income taxes on your specific situation.

Taxes on Pacific Life & Annuity Company

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to Investments on your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

ADDITIONAL INFORMATION

Voting Rights

We are the legal owner of the shares of the Portfolios held by the Subaccounts. We may vote on any matter voted on at Fund shareholders’ meetings. However, our current interpretations of applicable law requires us to vote the number of shares attributable to your Variable Account Value (your “voting interest”) in accordance with your directions.

We will pass proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders’ meeting. If there are shares of a Portfolio held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Subaccount for which we have received timely voting instructions. If we do not receive any voting instructions for the shares in a Separate Account, we will vote the shares in that Separate Account in the same proportion as the total votes for all of our Separate Accounts for which we’ve received timely instructions. If we hold shares of a Portfolio in our General Account, we will vote such shares in the same proportion as the total votes cast for all of our separate accounts, including Separate Account A. We will vote shares of any Portfolio held by our non-insurance affiliates in the same proportion as the total votes for all separate accounts of ours and our insurance affiliates.

We may elect, in the future, to vote shares of the Portfolios held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

The number of Portfolio shares that form the basis for your voting interest is determined as of the record date set by the Board of Trustees of the Fund. It is equal to:

•	your Contract Value allocated to the Subaccount corresponding to that Portfolio, divided by

•	the net asset value per share of that Portfolio.

Fractional votes will be counted. We reserve the right, if required or permitted by a change in federal regulations or their interpretation, to amend how we calculate your voting interest.

After your Annuity Date, if you have selected a variable annuity, the voting rights under your Contract will continue during the payout period of your annuity, but the number of shares that form the basis for your voting interest, as described above, will decrease throughout the payout period.

Changes to Your Contract

Contract Owner(s) and Contingent Owner

Transfer of Contract ownership may involve federal income tax and/or gift tax consequences. You should consult a qualified tax adviser before effecting such a transfer. A change to or from joint Contract ownership is considered a transfer of ownership. If your Contract is Non-Qualified, you may change Contract ownership at any time while the Annuitant is living and prior to your Annuity Date. You may name a different Owner or add or remove a Joint Owner or Contingent Owner. A Contract cannot name more than two Contract Owners (either as Joint or Contingent Owners) at any time. Any newly-named Contract Owners, including Joint and/or Contingent Owners, must be under the age of 81 at the time of change or addition. If there are Joint Owners, the Contract will be owned by the Joint Owners as Joint Tenants With Right of Survivorship and not as Tenants in Common. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights. Transactions under a Contract with Joint Owners require approval from both Owners. If your Contract is Qualified under Internal Revenue Code Sections 401(a) or 457, the Qualified Plan must be the sole Owner of the Contract and the ownership cannot be changed unless and until a triggering event has been met under the terms of the Qualified Plan. Upon such event, the ownership can only be changed to the Annuitant. If your Contract is Qualified under Internal Revenue Code Sections 408 and 403(b), you must be the sole Owner of the Contract and no changes can be made.

Annuitant and Contingent or Joint Annuitant

Your sole Annuitant cannot be changed, and Joint Annuitants cannot be added or changed, once your Contract is issued. Certain changes may be permitted in connection with Contingent Annuitants. See the RETIREMENT

BENEFITS AND OTHER PAYOUTS—Selecting Your Annuitant section in this Prospectus. There may be limited exceptions for certain Qualified Contracts.

Beneficiaries

Your Beneficiary is the person(s) who may receive death benefits under your Contract or any remaining annuity payments after the Annuity Date if the Annuitant dies. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of the Annuitant or Owner, as applicable. Spousal consent may be required to change the Beneficiary of an IRA. If you have named your Beneficiary irrevocably, you will need to obtain that Beneficiary’s consent before making any changes. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries; for example, if your Contract was issued in connection with a Qualified Plan subject to Title I of ERISA, your spouse must either be your Beneficiary or consent to your naming of a different Beneficiary in writing before a notary or plan official. If you leave no surviving Beneficiary, your estate will receive any death benefit proceeds under your Contract.

Changes to All Contracts

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Portfolios becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Portfolio will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to substitute shares of any Portfolio that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Portfolio, shares of another investment company or series of an investment company, or another investment vehicle. We may also purchase, through a Subaccount, other securities for other series or other classes of contracts, and may permit conversions or exchanges between series or classes of contracts on the basis of Contract Owner requests. Required approvals of the SEC and the Insurance Superintendent of the State of New York will be obtained before any such substitutions are effected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A, and any new Subaccounts may invest in Portfolios of the Fund or in other investment vehicles; availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by the Insurance Superintendent of the State of New York, to the extent required by applicable law. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

•	cease offering any Subaccount;

•	add or change designated investment companies or their portfolios, or other investment vehicles;

•	add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

•	permit conversion or exchanges between portfolios and/or classes of contracts on the basis of Owners’ requests;

•	add, remove or combine Variable Accounts;

•	combine the assets of any Variable Account with any other of our separate accounts or of any of our affiliates;

•	register or deregister Separate Account A or any Variable Account under the 1940 Act;

•	operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;

•	run any Variable Account under the direction of a committee, board, or other group;

•	restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

•	make any changes required by the 1940 Act or other federal securities laws;

•	make any changes necessary to maintain the status of the Contracts as annuities under the Code;

•	make other changes required under federal or state law relating to annuities;

•	suspend or discontinue sale of the Contracts; and

•	comply with applicable law.

Inquiries and Submitting Forms and Requests

You may reach our service representatives at 1-800-748-6907 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time.

Please send your forms and written requests or questions to:

Pacific Life & Annuity Company
P.O. Box 7138
Pasadena, California 91109-7138

If you are submitting an Investment or other payment by mail, please send it, along with your application if you are submitting one, to the following address or to the address indicated on your Contract specification pages, if different:

Pacific Life & Annuity Company
P.O. Box 100517
Pasadena, California 91189-0517

If you are using an overnight delivery service to send payments, please send them to the following address or to the address indicated on your Contract specification pages, if different:

Pacific Life & Annuity Company
1111 South Arroyo Parkway, Suite 205
Pasadena, California 91105

The effective date of certain notices or of instructions is determined by the date and time on which we “receive” the notice or instructions. We “receive” this information only when it arrives, in proper form, at the correct mailing address set out above. In those instances when we receive electronic transmission of the information on the application from your representative’s broker-dealer firm and our administrative procedures with your broker-dealer so provide, we consider the application to be received on the Business Day we receive the transmission. If the address on your Contract specification pages is different and our administrative procedures with your broker-dealer so provide, in those instances when information regarding your Investment is electronically transmitted to us by the broker-dealer, we will consider the Investment to be received by us on the Business Day we receive the transmission of the information. Please call us at 1-800-748-6907 if you have any questions regarding which address you should use.

We reserve the right to process any Investment received at an incorrect address when it is received at either the address indicated in your Contract specification pages or the appropriate address indicated in the Prospectus.

Investments after your initial Investment, loan requests, transfer requests, loan repayments and withdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time will usually be effective on the same Business Day that we receive them in “proper form,” unless the transaction or event is scheduled to occur on another day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them in “proper form” unless the transaction or event is scheduled to occur on another day. “Proper form” means in a form satisfactory to us. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or us if you have questions regarding the required form of a request.

Telephone and Electronic Transactions

You are automatically entitled to make certain transactions by telephone or, to the extent available, electronically. You may also authorize other people to make certain transaction requests by telephone or to the extent available electronically by sending us instructions in writing in a form acceptable to us. We cannot guarantee that you or any other person you authorize will always be able to reach us to complete a telephone or electronic transaction; for example, all telephone lines or our web-site may be busy during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones or the internet may be out of service during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time on any Business Day will usually be effective on that day, and we will provide you confirmation of each telephone or electronic transaction.

We have established procedures reasonably designed to confirm that instructions communicated by telephone or electronically are genuine. These procedures may require any person requesting a telephone or electronic transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone or electronically. You are authorizing us to accept and to act upon instructions received by telephone or electronically with respect to your Contract, and you agree that, so long as we comply with our procedures, neither we, any of our affiliates, nor the Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys’ fees) in connection with requests that we believe to be genuine. This policy means that so long as we comply with our procedures, you will bear the risk of loss arising out of the telephone and electronic transaction privileges of your Contract. If a Contract has Joint Owners, each Owner may individually make telephone and/or electronic requests.

Electronic Delivery Authorization

Subject to availability, you may authorize us to provide Prospectuses, statements, and other information (“documents”) electronically by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. You must provide us with a current and active e-mail address and have internet access to use this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet Website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You are responsible for any e-mail filters that may prevent you from receiving e-mail notifications and for notifying PL&A promptly in the event that your e-mail address changes. You may revoke your consent for electronic delivery at any time, provided that we are properly notified, and we will then start providing you with a paper copy of all required documents. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive required documents electronically.

Timing of Payments and Transactions

For withdrawals including exchanges under Code Section 1035 and other Qualified transfers from the Variable Investment Options or for death benefit payments attributable to your Variable Account Value, we will normally send the proceeds within seven calendar days after your withdrawal request is effective or after the Notice Date, as the case may be. Similarly, for transfers from the Variable Investment Options, we will normally send the proceeds within seven calendar days after your transfer (or exchange) request is effective. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following day. Payments or transfers may be suspended for a longer period under certain extraordinary circumstances. These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC.

Confirmations, Statements and Other Reports to Contract Owners

Confirmations will be sent out for unscheduled Investments and transfers, loans, loan repayments, unscheduled partial withdrawals, a full withdrawal, and on payment of any death benefit proceeds. Each quarter prior to your Annuity Date, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, Subaccount values, values under each Fixed Option, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. Confirmations of your transactions under the pre-authorized checking plan, dollar cost averaging, earnings sweep, portfolio rebalancing, and pre-authorized withdrawal options will appear on your quarterly account statements. Your fourth-quarter statement will contain annual information about your Contract Value and transactions. If you suspect an error on a confirmation or quarterly statement, you must notify us in writing within 30 days from the date of the first confirmation or statement on which the transaction you believe to be erroneous appeared. When you write, tell us your name, contract number and a description of the suspected error. You will also be sent an annual report for the Separate Account and the Fund and a list of the securities held in each Portfolio of the Fund, as required by the 1940 Act; or more frequently if required by law.

Distribution Arrangements

PSD, a broker-dealer and an affiliate of ours, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Contracts. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Contracts. Broker-dealers may receive aggregate commissions of up to 7.10% of your aggregate Purchase Payments. Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual) which will take into account, among other things, the Account Value and the length of time Purchase Payments have been held under a Contract. A trail commission is not anticipated to exceed 1.25%, on an annual basis, of the Account Value considered in connection with the trail commission.

In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called “revenue sharing”, and provide other incentives in connection with the promotion and solicitation of applications for the Contracts by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the Contracts.

The compensation described in this section and in the SAI, and other compensation or benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this Contract over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Contract. Please refer to the SAI for additional details on Distribution Arrangements.

Replacement of Life Insurance or Annuities

The term “replacement” has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, we want you to understand how a replacement may impact your existing plan of insurance.

A policy “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Reinstatements

If we are the issuer of a Contract that is being replaced, we will reinstate the original Contract within 60 days of the date of delivery of the replacing contract if the Owner decides to keep the original Contract and:

•	we receive written proof that the replacing contract has been cancelled,

•	the date of cancellation, and

•	the replacing insurer processes a check and forwards it to us.

The original Contract will be reinstated with its original provisions and the amount of the check will be credited to the Contract on the date that it is received. If a withdrawal charge was applied at the time the Contract was replaced, the withdrawal charge amount will be credited to the Contract.

Financial Statements

Separate Account A commenced operations on April 1, 2002. The statements of assets and liabilities of Separate Account A as of December 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets and the financial highlights, for the period from commencement of operations to December 31, 2002, and the year ended December 31, 2003, are incorporated by reference in the Statement of Additional Information from the Annual Report of Separate Account A dated December 31, 2003. PL&A’s financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are contained in the Statement of Additional Information.

THE GENERAL ACCOUNT

General Information

All amounts allocated to a fixed option become part of our General Account. Subject to applicable law, we exercise sole discretion over the investment of General Account assets, and bear the associated investment risk, you will not share in the investment experience of General Account assets.

Because of exemptive and exclusionary provisions, interests in the General Account under the Contract are not registered under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. Any interest you have in a fixed option is not subject to these Acts, and we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to any fixed option. This disclosure may, however, be subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

DCA Plus Fixed Option

Before your Annuity Date, you can allocate all or some of your Investment(s) to the DCA Plus Fixed Option. The initial minimum amount that you may allocate to the DCA Plus Fixed Option is $5,000. You may not transfer any amount to the DCA Plus Fixed Option from any other Investment Option. All Investments allocated to the DCA Plus Fixed Option will earn interest at the then current Guaranteed Interest Rate declared by us.

The DCA Plus Fixed Option Value on any Business Day is the DCA Plus Fixed Option Value on the prior Business Day, increased by any additions to the DCA Plus Fixed Option on that day as a result of any:

•	interest, plus

•	Purchase Payments received by us then allocated to the DCA Plus Fixed Option, plus

•	any additional amounts allocated to the DCA Plus Fixed Option,

and decreased by any deductions from the DCA Plus Fixed Option on that day as a result of any;

•	transfers, including transfers to the Loan Account,

•	withdrawals, including any applicable withdrawal charges,

•	fees for withdrawals and/or transfers,

•	amounts applied to provide an annuity,

•	annual fees,

•	charges for premium taxes and/or other taxes, and

•	proportionate reductions for annual charges for expenses relating to optional benefit riders attached to the Contract.

Unless you instruct us otherwise, on your Annuity Date any net amount converted from your DCA Plus Fixed Option will be applied to a fixed annuity and will be held in our General Account (but not under the DCA Plus Fixed Option).

Subject to our minimum requirements, the Net Contract Value, less any charges for premium taxes and/or other taxes, when converted, will be converted as follows:

•	the net amount from the DCA Plus Fixed Option Value will be converted to a fixed annuity and held in our General Account, and

•	the net amount from the Variable Account Value will be applied to a variable annuity and applied to the Subaccounts in proportion to the Account Value in each Subaccount on the Annuity Date.

The DCA Plus program cannot be cancelled but will automatically terminate at the end of your DCA Plus Guarantee Term, or upon the earliest of:

•	the date death benefit proceeds become payable under the Contract,

•	the date the Contract is terminated, or

•	the Annuity Date.

When your DCA Plus program ends you may request, in a form satisfactory to us, to establish a new DCA Plus program subject to our minimum allocation requirements. You can choose a Guarantee Term of up to one year from the duration options then currently offered by us.

You can have only one DCA Plus program in effect at any given time. DCA Plus cannot be used concurrently with our dollar cost averaging program. Further the DCA Plus is not available for use with any of our other systematic transfer programs; i.e., portfolio rebalancing or earnings sweep.

We reserve the right to change the terms and conditions of the DCA Plus program, but not a DCA Plus program you already have in effect.

Guarantee Terms

When you allocate any portion of your Investments or Contract Value to a fixed option, we guarantee you an interest rate (a “Guaranteed Interest Rate”) for a specified period of time (a “Guarantee Term”) of up to one year. Guarantee terms will be offered at our discretion.

Guaranteed Interest Rates for a fixed option may be changed periodically for new allocations. Your allocation will receive the Guaranteed Interest Rate in effect for a fixed option on the effective date of your allocation. All Guaranteed Interest Rates will be expressed as annual effective rates. However, interest will accrue daily. The Guaranteed Interest Rate on a fixed option will remain in effect for the Guarantee Term and will never be less than an annual rate of 3%.

DCA Plus Fixed Option

The day that the first Investment allocation is made to the DCA Plus Fixed Option will begin the Guarantee Term. You can choose a Guarantee Term of up to one year. Currently, we offer Guarantee Terms of 6 or 12 months with 6 or 12 monthly transfers, respectively. On the same day of each month thereafter, we will transfer to the Variable Investment Options you select an amount equal to your DCA Plus Fixed Option Value on that day divided by the remaining number of monthly transfers in the Guarantee Term.

Example: On May 1, you submit a $10,000 Investment entirely to the DCA Plus Fixed Option at a then current Guaranteed Interest Rate of 5.00% with a Guarantee Term of 6 months. On June 1, the value of the

DCA Plus Fixed Option is $10,041.52. On June 1, a transfer equal to $1,673.59 (10,041.52/6) will be made according to your DCA Plus transfer instructions. Your remaining DCA Plus Fixed Option Value after the transfer is $8,367.93. On July 1, your DCA Plus Fixed Option has now increased to $8,401.56. We will transfer $1,680.31 ($8,401.56/5) to the Variable Investment Options, leaving a remaining value of $6,721.25 in the DCA Plus Fixed Option.

During the Guarantee Term, you can allocate all or a part of any additional Investments to the DCA Plus Fixed Option. Additional allocations must be at least $250. Each additional allocation will be transferred to the Variable Investment Options you select over the remaining Guarantee Term. Transfers will be made from the DCA Plus Fixed Option Value attributed to the oldest Investment allocation and each subsequent investment in the order received.

Example: (using the previous example): On July 15, you allocate an additional $5,000 to the DCA Plus Option at a Guaranteed Interest Rate of 4.00%. On August 1, your DCA Plus Fixed Option Value has increased to $11,758.30. An amount equal to $2,939.58 ($11,758.30/4) is transferred from the DCA Plus Fixed Option to the Variable Investment Options. The remaining DCA Plus Fixed Option Value is $8,818.73.

Withdrawals and Transfers

Prior to the Annuity Date, you may withdraw amounts from a fixed option or transfer amounts from a fixed option to one or more of the other Investment Options. Except you cannot transfer to another fixed option, if applicable to your Contract. No partial withdrawal or transfer may be made from a fixed option within 30 days of the Contract Date. If your withdrawal leaves you with a Net Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds.

Payments or transfers from a fixed option may be delayed, as described under the ADDITIONAL INFORMATION—Timing of Payments and Transactions section in this Prospectus. Any amount delayed will, as long as it is held under a fixed option, continue to earn interest at the Guaranteed Interest Rate then in effect until that Guarantee Term has ended, and the minimum guaranteed interest rate of 3% thereafter, unless state law requires a greater rate be paid.

DCA Plus Fixed Option

The minimum amount for the DCA Plus monthly transfer is $250. If a monthly DCA Plus transfer amount is less than $250, we may transfer your entire DCA Plus Fixed Option Value to the Variable Investment Options according to your most recent DCA Plus transfer instructions and automatically terminate your DCA Plus.

DCA Plus transfers must be made on a monthly basis to the Variable Investment Options. You cannot choose to transfer other than monthly. Unless otherwise instructed, any additional Investment we receive during a Guarantee Term will be allocated to the Investment Options, including the DCA Plus Fixed Option if so indicated, according to your most recent allocation instructions. If we receive any additional Investments after your DCA Plus ends and you have not changed your Investment allocation instructions, the portion of additional Investments that you had instructed us to allocate to the DCA Plus Fixed Option under DCA Plus will be allocated to the Variable Investment Options in the same proportion you had elected under DCA Plus.

If the Owner dies while transfers are being made from the DCA Plus Fixed Option and the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, transfers will continue to be made from the DCA Plus Fixed Option to the selected Variable Investment Options, until the Guarantee Term ends.

TERMS USED IN THIS PROSPECTUS

Some of the terms we’ve used in this Prospectus may be new to you. We’ve identified them in the Prospectus by capitalizing the first letter of each word. You’ll find an explanation of what they mean below.

If you have any questions, please ask your registered representative or call us at 1-800-748-6907.

Account Value – The amount of your Contract Value allocated to a specified Variable Investment Option or a fixed option.

Annuitant – A person on whose life annuity payments may be determined. An Annuitant’s life may also be used to determine certain increases in death benefits, and to determine the Annuity Date. A Contract may name a single (“sole”) Annuitant or two (“Joint”) Annuitants, and may also name a “Contingent” Annuitant. If you name Joint Annuitants or a Contingent Annuitant, “the Annuitant” means the sole surviving Annuitant, unless otherwise stated.

Annuity Date – The date specified in your Contract, or the date you later elect, if any, for the start of annuity payments if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force; or if earlier, the date that annuity payments actually begin.

Annuity Option – Any one of the income options available for a series of payments after your Annuity Date.

Beneficiary – A person who may have a right to receive the death benefit payable upon the death of the Annuitant or a Contract Owner prior to the Annuity Date, or may have a right to receive remaining guaranteed annuity payments, if any, if the Annuitant dies after the Annuity Date.

Business Day – Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading and our administrative offices are open. The New York Stock Exchange and our administrative offices are closed on weekends and on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and the Friday before New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Saturday, the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday, unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period. In this Prospectus, “day” or “date” means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI.

Code – The Internal Revenue Code of 1986, as amended.

Contingent Annuitant – A person, named in your Contract, who will become your sole surviving Annuitant if your existing sole Annuitant (or both Joint Annuitants) should die.

Contingent Owner – A person, named in your Contract, who will succeed to the rights as a Contract Owner of your Contract if all named Contract Owners die before your Annuity Date.

Contract Anniversary – The same date, in each subsequent year, as your Contract Date.

Contract Date – The date we issue your Contract. Contract Years, Contract Semiannual Periods, Contract Quarters and Contract Months are measured from this date.

Contract Debt – As of the end of any given Business Day, the principal amount you have outstanding on any loan under your Contract, plus any accrued and unpaid interest. Loans are only available on certain Qualified Contracts.

Contract Owner, Owner, Policyholder, you, or your – Generally, a person who purchases a Contract and makes the Investments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Investment Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights. If there are Joint Owners, the Contract will be owned as Joint Tenants With Right of Survivorship and not as Tenants in Common.

Contract Value – As of the end of any Business Day, the sum of your Variable Account Value, fixed option value, and any Loan Account Value. The Contract Value includes any Credit Enhancements applied to your Contract.

Contract Year – A year that starts on the Contract Date or on a Contract Anniversary.

Credit Enhancement – An amount we add to your Contract Value at the time a Purchase Payment is applied. Each Credit Enhancement will be counted as Earnings under your Contract.

DCA Plus Fixed Option – If you allocate all or part of your investments to the DCA Plus Fixed Option, such amounts are held in our General Account and receive interest at rates declared periodically (the “Guaranteed Interest Rate”), but not less than an annual rate of 3%.

DCA Plus Fixed Option Value – The aggregate amount of your Contract Value allocated to the DCA Plus Fixed Option.

Earnings – As of the end of any Business Day, your Earnings equal your Contract Value less your aggregate Investments, which are reduced by withdrawals of prior Investments.

Fund – Pacific Select Fund.

General Account – Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

Guaranteed Interest Rate – The interest rate guaranteed at the time of allocation (or rollover) for the Guarantee Term on amounts allocated to a Fixed Option. Each Guaranteed Interest Rate is expressed as an annual rate and interest is accrued daily. Each rate will not be less than an annual rate of 3%.

Guarantee Term – The period during which an amount you allocate to any available fixed option earns a Guaranteed Interest Rate. These terms are up to one-year for the Fixed Option.

Investment – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Investment Option – A Subaccount Option offered under the Contract.

Joint Annuitant – If your Contract is a Non-Qualified Contract, you may name two Annuitants, called “Joint Annuitants,” in your application for your Contract. Special restrictions apply for Qualified Contracts.

Loan Account – The Account in which the amount equal to the principal amount of a loan and any interest accrued is held to secure any Contract Debt.

Loan Account Value – The amount, including any interest accrued, held in the Loan Account to secure any Contract Debt.

Net Contract Value – Your Contract Value less Contract Debt.

Non-Qualified Contract – A Contract other than a Qualified Contract.

Policyholder – The Contract Owner.

Portfolio – A separate portfolio of the Fund in which a Subaccount invests its assets.

Primary Annuitant – The individual that is named in your Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

Purchase Payment (“Premium Payment”) (“Investment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Qualified Contract – A Contract that qualifies under the Code as an individual retirement annuity or account (“IRA”), or form thereof, or a Contract purchased by a Qualified Plan, qualifying for special tax treatment under the Code.

Qualified Plan – A retirement plan that receives favorable tax treatment under Section 401, 403, 408 or 408A of the Code.

SEC – Securities and Exchange Commission.

Separate Account A (the “Separate Account”) – A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

Subaccount – An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Portfolio.

Subaccount Annuity Unit – Subaccount Annuity Units (or “Annuity Units”) are used to measure variation in variable annuity payments. To the extent you elect to convert all or some of your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Subaccount attributed to any variable annuity payments. At annuitization (after any applicable premium taxes are paid), the amount annuitized to a variable annuity determines the amount of your first variable annuity payment and the number of Annuity Units credited to your annuity in each Subaccount. The value of Subaccount Annuity Units, like the value of Subaccount Units, is expected to fluctuate daily, as described in the definition of Unit Value.

Subaccount Unit – Before your Annuity Date, each time you allocate an amount to a Subaccount, your Contract is credited with a number of Subaccount Units in that Subaccount. These Units are used for accounting purposes to measure your Account Value in that Subaccount. The value of Subaccount Units is expected to fluctuate daily, as described in the definition of Unit Value.

Unit Value – The value of a Subaccount Unit (“Subaccount Unit Value”) or Subaccount Annuity Unit (“Subaccount Annuity Unit Value”). Unit Value of any Subaccount is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Subaccount invests its assets. Fluctuations also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional factor that adjusts Subaccount Annuity Unit Values to offset our Annuity Option Table’s implicit assumption of an annual investment return of 4%. The effect of this assumed investment return is explained in detail in the SAI. Unit Value of a Subaccount Unit or Subaccount Annuity Unit on any Business Day is measured as of the close of the New York Stock Exchange, which usually closes at 4:00 p.m., Eastern time, although it occasionally closes earlier.

Variable Account Value – The aggregate amount of your Contract Value allocated to all Subaccounts.

Variable Investment Option – A Subaccount (also called a Variable Account).

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

To receive a current copy of the Pacific Value SAI without charge, call (800) 748-6907 or complete the following and send it to:
Pacific Life & Annuity Company Post Office Box 7138 Pasadena, CA 91109-7138

Name

Address

City	State	Zip

PH02/53003.29

PACIFIC VALUE
WHERE TO GO FOR MORE INFORMATION

The Pacific Value variable annuity Contract is offered by Pacific Life & Annuity Company, 700 Newport Center Drive, P.O. Box 9000, Newport Beach, California 92660

If you have any questions about the Contract, please ask your registered representative or contact us.	You’ll find more information about the Pacific Value variable annuity contract and Separate Account A in the Statement of Additional Information (SAI) dated December 22, 2004.

The SAI has been filed with the SEC and is considered to be part of this Prospectus because it’s incorporated by reference. You’ll find the table of contents for the SAI on page 60 of this Prospectus.

You can get a copy of the SAI at no charge by calling or writing to us, or by contacting the SEC. The SEC may charge you a fee for this information.

How to contact us
Call or write to us at:
Pacific Life & Annuity Company
P.O. Box 7138
Pasadena, California 91109-7138

1-800-748-6907
6 a.m. through 5 p.m. Pacific time

Send Investments, other payments and application forms to the following address:

By mail
Pacific Life & Annuity Company
P.O. Box 100517
Pasadena, California 91189-0517

By overnight delivery service
Pacific Life & Annuity Company
1111 South Arroyo Parkway, Suite 205
Pasadena, California 91105

How to contact the SEC	Public Reference Section of the SEC Washington, D.C. 20549-6009 1-800-SEC-0330 Internet: www.sec.gov

Pacific Life & Annuity Company

700 Newport Center Drive
Newport Beach, CA 92660
(800) 748-6907

Mailing address:

P.O. Box 7138
Pasadena, CA 91109-7138

Visit us at our website: www.PacificLifeandAnnuity.com

* Membership promotes ethical market conduct
for individual life insurance and annuities

Mailing address:
Pacific Life & Annuity Company
P.O. Box 7138
Pasadena, California 91109-7138

ADDRESS SERVICE REQUESTED

STATEMENT OF ADDITIONAL INFORMATION

December 22, 2004

PACIFIC VALUE

SEPARATE ACCOUNT A

Pacific Value (the “Contract”) is a variable annuity contract offered by Pacific Life & Annuity Company (“PL&A”).

This Statement of Additional Information (SAI) is not a Prospectus and should be read in conjunction with the Contract’s Prospectus, dated December 22, 2004, and any supplement thereto, which is available without charge upon written or telephone request to Pacific Life & Annuity Company. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract’s Prospectus.

Pacific Life & Annuity Company

Mailing address: P.O. Box 7138
Pasadena, California 91109-7138

(800) 748-6907

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PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Subaccount may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC.

Average Annual Total Return

To calculate a Subaccount’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its then-applicable Subaccount Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Subaccount (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring fees and charges applicable to a Contract Owner under the Contract, including the Risk Charge, the Administrative Fee and the deduction of the applicable withdrawal charge, but does not reflect any Credit Enhancement, any charges for applicable premium taxes and/or any other taxes, any non-recurring fees or charges, any increase in the Risk Charge for the optional Stepped-Up Death Benefit Rider, or any charge for the optional GPA Rider. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/ N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

T = (ERV/P)(365/N) - 1

where	T	=	average annual total return
	ERV	=	ending redeemable value
	P	=	hypothetical initial payment of $1,000
	N	=	number of days

Average annual total return figures will be given for recent one-, three-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount’s operations, or on a year-by-year basis).

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Subaccount’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Total returns may also be shown for the same periods that do not take into account the withdrawal charge.

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Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any Credit Enhancement and/or withdrawal charges, increases in Risk Charges, charges for premium taxes and/or any other taxes, any charge for the optional GPA Rider, and any non-recurring fees or charges.

Standardized return figures will always accompany any non-standardized returns shown.

Yields

Money Market Subaccount

The “yield” (also called “current yield”) of the Money Market Subaccount is computed in accordance with a standard method prescribed by the SEC. The net change in the Subaccount’s Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction  365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return +1) (To the power of  365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect any Credit Enhancement, the deduction of charges for any applicable premium taxes, any increase in the Risk Charge for the optional Stepped-Up Death Benefit Rider, or any charge for the optional GPA Rider, but do reflect a deduction for the Risk Charge and the Administrative Fee.

Other Subaccounts

“Yield” of the other Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	net investment income earned during the period by the Portfolio attributable to the Subaccount.
	b	=	expenses accrued for the period (net of reimbursements).
	c	=	the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.
	d	=	the Unit Value of the Subaccount Units on the last day of the period.

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the Risk Charge and Administrative Fee, but does not reflect any Credit Enhancement, any withdrawal charge, any charge for applicable premium taxes and/or any other taxes, any increase in the Risk Charge for the optional Stepped-Up Death Benefit Rider, or any charge for the optional GPA Rider, or any non-recurring fees or charges.

The Subaccounts’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because

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performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Performance Comparisons and Benchmarks

In advertisements and sales literature, we may compare the performance of some or all of the Subaccounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Subaccounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. (“Lipper”), the Variable Annuity Research and Data Service (“VARDS®”) or Morningstar, Inc. (“Morningstar”), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper’s rankings include variable life issuers as well as variable annuity issuers. VARDS® rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS® rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS® prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccounts with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron’s, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount’s performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. We may also compare the performance of the Subaccounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Separate Account’s investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The following chart illustrates this benefit by comparing accumulation under a variable annuity contract with accumulations from an investment on which gains are taxed on a current ordinary income basis. The chart shows accumulations on a single Purchase Payment of $10,000, assuming hypothetical annual returns of 0%, 4% and 8%, compounded annually, and a tax rate of 33%. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity do not reflect the Credit Enhancement, the deduction of contractual expenses such as the Risk Charge (equal to an annual rate of 1.40% of average daily Account Value), the Administrative Fee (equal to an annual rate of 0.25% of average daily Account Value), any increase in the Risk Charge for the optional Stepped-Up Death Benefit Rider (equal to a maximum annual rate of .20% of average daily Account Value), any GPA Charge for the optional GPA Rider (equal to an annual rate of 0.10% average daily Account Value) any charge for premium taxes, or the expenses of an underlying investment vehicle, such as the Fund. The

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values shown also do not reflect the withdrawal charge. Generally, the withdrawal charge is equal to 9% of the amount withdrawn attributable to Purchase Payments that are less than 2 years old; 7% of the amount withdrawn attributable to Purchase Payments that are 3 and 4 years old; 5% of the amount withdrawn attributable to Purchase Payments that are 5 years old, and 4% of the amount withdrawn attributable to Purchase Payments that are seven years old. The age of the Purchase Payments is considered 1 year old in the Contract Year we receive it and increases by one year on the beginning of the day preceding each Contract Anniversary. There is no withdrawal charge on withdrawals attributed to Purchase Payments at least 8 years old, or to the extent that total withdrawals that are free of charge during the Contract Year do not exceed 10% of your Purchase Payments that are less than 8 years old plus 100% of all Purchase Payments that have an age of 8 years or more, or on withdrawals of your Earnings. If these expenses and fees were taken into account, they would reduce the investment return shown for both the taxable investment and the hypothetical variable annuity contract. In addition, these values assume that you do not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period shown, of all Contract Value and the payment of taxes at the 33% rate on the amount in excess of the Purchase Payments.

The rates of return illustrated are hypothetical and are not an estimate or guarantee of performance. Actual tax rates may vary for different assets (e.g. capital gains and qualifying dividend income) and taxpayers from that illustrated and withdrawals by and distributions to Contract Owners who have not reached age 59 1/2 may be subject to a tax penalty of 10%.

Power of Tax Deferral

$10,000 investment at annual rates of return of 0%, 4% and 8%, taxed @ 33%

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DISTRIBUTION OF THE CONTRACTS

Pacific Select Distributors, Inc. (PSD)

Pacific Select Distributors, Inc., our affiliate, acts as the distributor of the Contracts and offers the Contracts on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We pay PSD for acting as distributor under a Distribution Agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by the Insurance Superintendent of the State of New York to solicit applications for the Contracts. Because the Contract was not offered before 2004, PSD was not paid any underwriting commissions with regard to this Contract.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Contracts. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Contracts. Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Contract, depending on the agreement between your registered representative and his or her firm. PL&A is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will personally be compensated for the transaction.

Under certain circumstances where PSD pays lower initial commissions, certain broker-dealers that solicit applications for Contracts may be paid an ongoing persistency trail commission (sometimes called a residual). The mix of Purchase Payment-based versus trail commissions varies depending upon our agreement with the selling broker-dealer and the commission option selected by your registered representative or broker-dealer.

In addition to the Purchase Payment-based and trail commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of applications for the Contracts by some, but not all, broker-dealers. The range of additional cash compensation based on Purchase Payments generally does not exceed 0.40% and trailing compensation based on Account Value generally does not exceed 0.10% on an annual basis. Such additional compensation may give PL&A greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford PL&A a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to registered representative lists, extra marketing assistance or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the registered representative market the Contracts.

We or our affiliate may also pay override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliate, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this Contract over other investment options. You may ask your registered representative about these conflicts of interest and how he/she and his/her broker-dealer are compensated for selling the Contract.

In addition, Pacific Select Fund has adopted a brokerage enhancement plan as described in the Pacific Select Fund prospectus. This plan was adopted by the Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940, and may be considered a distribution plan because it uses a fund asset — brokerage — to help promote distribution of the Fund’s shares indirectly through promotion of the Contracts. The credits or other compensation created under the brokerage enhancement plan may be used to pay for, among other things, all or part of the expenses related to: (i) disseminating prospectuses and/or literature about the Fund or the

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Contracts to prospective clients; (ii) broker/dealers conducting due diligence on the Fund or the variable contracts; (iii) PSD participating in or sponsoring seminars, sales meetings, conferences, and other events held by the broker-dealer; or (iv) placing the Fund or the Contracts on a list of eligible funds or variable annuity contracts that may be offered by that broker-dealer’s registered representatives. In 2003, principal types of activities for which payments were made under the Plan included items in (i), (ii) and (iii) above. For additional information, please see the Pacific Select Fund prospectus.

We directly or indirectly own interests in a number of broker-dealers that offer this Contract among others. These affiliated broker-dealers and their registered representatives are compensated as described above with Purchase Payment-based and trailing commissions. The affiliated broker-dealers also receive additional cash compensation of 0.10% based on Purchase Payments and 0.05% trailing compensation based on Account Value as described above. We receive “preferred” status at the affiliated broker-dealers along with other product vendors that provide similar support. PSD or its affiliates may also pay other amounts as described above to the affiliated broker-dealers or persons associated with the affiliated broker-dealers. Finally, within certain limits imposed by the NASD, registered representatives who are associated with broker/dealer firms affiliated with us may qualify for sales incentive programs sponsored by us.

Our affiliated broker-dealers, other than PSD, include Associated Securities Corp., Mutual Service Corporation, United Planners’ Financial Services of America, M.L. Stern & Co., LLC and Waterstone Financial Group.

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THE CONTRACTS AND THE SEPARATE ACCOUNT

Calculating Subaccount Unit Values

The Unit Value of the Subaccount Units in each Variable Investment Option is computed at the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time on each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where	(Y)	=	the Unit Value for that Subaccount as of the end of the preceding Business Day; and
	(Z)	=	the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) - C

where	(A)	=	the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

where	(a)	=	the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;
	(b)	=	the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and
	(c)	=	any per share charge (a negative number) or credit (a positive number) for any income taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(B)	=	the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and
(C)	=	a factor that assesses against the Subaccount net assets for each calendar day in the valuation period the basic Risk Charge plus any applicable increase in the Risk charge and the Administrative Fee (see CHARGES, FEES AND DEDUCTIONS section in the Prospectus).

Variable Annuity Payment Amounts

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes

When you convert your Net Contract Value into annuity payments, you must pay any applicable charge for premium taxes on your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing each Account Value proportionately, relative to your Account Value in each Subaccount and in the Fixed Option, in an amount equal to the aggregate amount of the charges. The remaining amount of your available Net Contract Value may be used to provide variable annuity payments. Alternatively, your remaining available Net Contract Value may be used to provide fixed annuity payments, or it may be divided to provide both fixed and variable annuity payments. You may also choose to withdraw some or all of your remaining Net Contract Value, less any applicable withdrawal charge, optional Rider Charge, and any charges for premium taxes without converting this amount into annuity payments.

Second: The First Variable Payment

We begin by referring to your Contract’s Option Table for your Annuity Option (the “Annuity Option Table”). The Annuity Option Table allows us to calculate the dollar amount of the first variable annuity payment under your Contract, based on the amount applied toward the variable annuity. The number that the

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Annuity Option Table yields will be based on the Annuitant’s age (and, in certain cases, sex) and assumes a 4% rate of return, as described in more detail below.

Example: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of $5.79 for every $1,000 of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be $579.00.

You may choose any other Annuity Option Table that assumes a different rate of return which we offer at the time your Annuity Option is effective.

Third: Subaccount Annuity Units

For each Subaccount, we use the amount of the first variable annuity payment under your Contract attributable to each Subaccount to determine the number of Subaccount Annuity Units that will form the basis of subsequent payment amounts. First, we use the Annuity Option Table to determine the amount of that first variable payment for each Subaccount. Then, for each Subaccount, we divide that amount of the first variable annuity payment by the value of one Subaccount Annuity Unit (the “Subaccount Annuity Unit Value”) as of the end of the Annuity Date to obtain the number of Subaccount Annuity Units for that particular Subaccount. The number of Subaccount Annuity Units used to calculate subsequent payments under your Contract will not change unless exchanges of Annuity Units are made (or if the Joint and Survivor Annuity Option is elected and the Primary Annuitant dies first), but the value of those Annuity Units will change daily, as described below.

Fourth: The Subsequent Variable Payments

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Subaccount. The amount payable based on each Subaccount is equal to the number of Subaccount Annuity Units for that Subaccount multiplied by their Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the Annuity Date.

Each Subaccount’s Subaccount Annuity Unit Value, like its Subaccount Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at an annual rate of 1.40% and the Administrative Fee at an annual rate of 0.25%. In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Values to correct for the Option Table’s implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits. Any increase in your Risk Charge for the optional Stepped-Up Death Benefit Rider is not charged on and after the Annuity Date.

Different Subaccounts may be selected for your Contract before and after your Annuity Date, subject to any restrictions we may establish. Currently, you may exchange Subaccount Annuity Units in any Subaccount for Subaccount Annuity Units in any other Subaccount(s) up to four times in any twelve month period after your Annuity Date. The number of Subaccount Annuity Units in any Subaccount may change due to such exchanges. Exchanges following your Annuity Date will be made by exchanging Subaccount Annuity Units of equivalent aggregate value, based on their relative Subaccount Annuity Unit Values.

Understanding the “Assumed Investment Return” Factor

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant’s age, and, in some cases, the Annuitant’s sex. In addition, these numbers assume that the amount of your Contract Value that you convert to a variable annuity will have a

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positive net investment return of 4% (or such other rate of return you may elect) each year during the payout of your annuity; thus 4% is referred to as an “assumed investment return.”

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds the Risk Charge, the Administrative Fee, and the assumed investment return. The Subaccount Annuity Unit Value for any Subaccount will generally be less than the Subaccount Unit Value for that same Subaccount, and the difference will be the amount of the assumed investment return factor.

Example: Assume the net investment performance of a Subaccount is at a rate of 4.00% per year (after deduction of the 1.40% Risk Charge and the 0.25% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 4.00% per year, but the Subaccount Annuity Unit Value would not increase (or decrease) at all. The net investment factor for that 4% return [1.04] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

1.04 1.04	= 1; 1 - 1 = 0; 0 × 100% = 0%.

If the net investment performance of a Subaccount’s assets is at a rate less than 4.00% per year, the Subaccount Annuity Unit Value will decrease, even if the Subaccount Unit Value is increasing.

Example: Assume the net investment performance of a Subaccount is at a rate of 2.60% per year (after deduction of the 1.40% Risk Charge and the 0.25% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 2.60% per year, but the Subaccount Annuity Unit Value would decrease at a rate of 1.35% per year. The net investment factor for that 2.6% return [1.026] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

1.026 1.04	= 0.9865; 0.9865 - 1 = -0.0135; -0.0135 × 100% = -1.35%.

The assumed investment return will always cause increases in Subaccount Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Subaccount Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Subaccount Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If we had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in subaccount annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

Redemptions of Remaining Guaranteed Variable Payments Under Options 2 and 4

Additionally, if variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. The amount available upon full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return, any applicable Withdrawal Charge will be deducted from the present value as if you made a full withdrawal, or if applicable, a partial withdrawal. For purposes of calculating the Withdrawal Charge and Free Withdrawal amount, it will be assumed that the Contract was never converted to provide annuity payments and any prior variable annuity payments in that Contract Year will be treated as if they were partial withdrawals from the Contract. (See the CHARGES, FEES AND DEDUCTIONS – Withdrawal Charge section in the Prospectus). For example, assume that a Contract was issued with a single investment of $10,000 and in Contract Year 4 the Owner elects to receive variable annuity payments under Annuity Option 4. In Contract Year 5, variable annuity payments totaling $700 have already been made and the Owner elects to make a partial redemption of $5,000. The Free Withdrawal amount for Contract Year 5 is $1,000. The

9

Withdrawal Charge as a percentage of the Purchase Payments with an age of 5 years is 5%. The Withdrawal Charge for the partial redemption will be $235 (($5,000 — $300) * 5%). No Withdrawal Charge will be imposed on a redemption if:

•	the Annuity Option is elected as the form of payments of death benefit proceeds, or

•	the Annuitant dies before the period certain has ended and the beneficiary requests a redemption of the variable annuity payments.”

The variable payment amount we use in calculating the present value is determined by summing an amount for each Subaccount, which we calculate by multiplying your Subaccount Annuity Units by the Annuity Unit Value next computed after we receive your redemption request. This variable payment amount is then discounted at the assumed investment return from each future Annuity Payment date that falls within the payment guaranteed period. The sum of these discounted remaining variable payment amounts is the present value of remaining guaranteed variable payments.

If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the remaining guaranteed period after the redemption. Any annuity payments that are to be made after the payment guaranteed period will not change.

If you elect to redeem a portion of the remaining guaranteed variable payments in a single sum, we will reduce the number of Annuity Units for each Subaccount by the same percentage as the partial redemption value bears to the amount available upon a full redemption.

Redemption of remaining guaranteed variable payments will not affect the amount of any fixed annuity payments.

Corresponding Dates

If any transaction or event under your Contract is scheduled to occur on a “corresponding date” that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

Example: If your Annuity Date is July 31 and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

Age and Sex of Annuitant

As mentioned in the Prospectus, the Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Contracts issued in connection with Qualified Plans are required to use unisex factors.

We may require proof of your Annuitant’s age and sex before or after starting annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable based on your Annuitant’s correct Age or sex, if applicable. If we make the correction after annuity payments have started, and we have made overpayments, we will deduct the amount of the overpayment, with interest at 3% a year, from any payments due then or later; if we have made underpayments, we will add the amount, with interest at 3% a year, of the underpayments to the next payment we make after we receive proof of the correct Age and/or sex.

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Additionally, we may require proof of the Annuitant’s or Owner’s age before any payments associated with the Death Benefit provisions of your Contract are made. If the age or sex of the Annuitant is incorrectly stated in your Contract, we will base any payment associated with the Death Benefit provisions on your Contract on the Annuitant’s or Owner’s correct age or sex.

Systematic Transfer Programs

You may not use dollar cost averaging and the earnings sweep at the same time.

Dollar Cost Averaging

When you request dollar cost averaging, you are authorizing us to make periodic reallocations of your Contract Value without waiting for any further instruction from you. You may request to begin or stop dollar cost averaging at any time prior to your Annuity Date; the effective date of your request will be the day we receive written notice from you in proper form. Your request may specify the date on which you want your first transfer to be made. If you do not specify a date for your first transfer, we will treat your request as if you had specified the effective date of your request. Your first transfer may not be made until 30 days after your Contract Date, and if you specify an earlier date, your first transfer will be delayed until one calendar month after the date you specify. If you request dollar cost averaging on your application for your Contract and you fail to specify a date for your first transfer, your first transfer will be made one period after your Contract Date (that is, if you specify monthly transfers, the first transfer will occur 30 days after your Contract Date; quarterly transfers, 90 days after your Contract Date; semiannual transfers, 180 days after your Contract Date; and if you specify annual transfers, the first transfer will occur on your Contract Anniversary). If you stop dollar cost averaging, you must wait 30 days before you may begin this option again.

Your request to begin dollar cost averaging must specify the Investment Option you wish to transfer money from (your “source account”). You may choose any one Investment Option as your source account. The Account Value of your source account must be at least $5,000 for you to begin dollar cost averaging.

Your request to begin dollar cost averaging must also specify the amount and frequency of your transfers. You may choose monthly, quarterly, semiannual or annual transfers. The amount of your transfers may be specified as a dollar amount or a percentage of your source Account Value; however, each transfer must be at least $250. Dollar cost averaging transfers are not subject to the same requirements and limitations as other transfers.

Finally, your request must specify the Fixed or Variable Investment Option(s) you wish to transfer amounts to (your “target account(s)”). If you select more than one target account, your dollar cost averaging request must specify how transferred amounts should be allocated among the target accounts. Your source account may not also be a target account.

Your dollar cost averaging transfers will continue until the earlier of (i) your request to stop dollar cost averaging is effective, or (ii) your source Account Value is zero, or (iii) your Annuity Date. If, as a result of a dollar cost averaging transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the dollar cost averaging option at any time.

Portfolio Rebalancing

Portfolio rebalancing allows you to maintain the percentage of your Contract Value allocated to each Variable Investment Option at a pre-set level prior to annuitization. For example, you could specify that 30% of your Contract Value should be in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount. Over time, the variations in each Subaccount’s investment results will shift this balance of these Subaccount Value allocations. If you elect the portfolio rebalancing feature, we will automatically transfer your Subaccount Value back to the percentages you specify.

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You may choose to have rebalances made quarterly, semiannually or annually until your Annuity Date; portfolio rebalancing is not available after you annuitize.

Procedures for selecting portfolio rebalancing are generally the same as those discussed in detail above for selecting dollar cost averaging: You may make your request at any time prior to your Annuity Date and it will be effective when we receive it in proper form. If you stop portfolio rebalancing, you must wait 30 days to begin again. You may specify a date for your first rebalance, or we will treat your request as if you selected the request’s effective date. If you specify a date fewer than 30 days after your Contract Date, your first rebalance will be delayed one month, and if you request rebalancing on your application but do not specify a date for the first rebalance, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging. We may change, terminate or suspend the portfolio rebalancing feature at any time.

Earnings Sweep

An earnings sweep automatically transfers the earnings from the Money Market Subaccount (the “sweep option”) to one or more other Investment Options (your “target option(s)”). The Account Value of your sweep option will be required to be at least $5,000 when you elect the earnings sweep. You may select one or more Variable Investment Options (but not the Money Market Subaccount) as your target option(s).

You may choose to have earnings sweeps occur monthly, quarterly, semiannually or annually until you annuitize. At each earnings sweep, we will automatically transfer your accumulated earnings attributable to your sweep option for the previous period proportionately to your target option(s). That is, if you select a monthly earnings sweep, we will transfer the sweep option earnings from the preceding month; if you select a semiannual earnings sweep, we will transfer the sweep option earnings accumulated over the preceding six months. Earnings sweep transfers are not subject to the same requirements and limitations as other transfers.

To determine the earnings, we take the change in the sweep option’s Account Value during the sweep period, add any withdrawals or transfers out of the sweep option Account that occurred during the sweep period, and subtract any allocations, including Credit Enhancements, to the sweep option Account during the sweep period. The result of this calculation represents the “total earnings” for the sweep period.

If, during the sweep period, you withdraw or transfer amounts from the sweep option Account, we assume that earnings are withdrawn or transferred before any other Account Value. Therefore, your “total earnings” for the sweep period will be reduced by any amounts withdrawn or transferred during the sweep option period. The remaining earnings are eligible for the sweep transfer.

Procedures for selecting the earnings sweep are generally the same as those discussed in detail above for selecting dollar cost averaging and portfolio rebalancing: You may make your request at any time and it will be effective when we receive it in a form satisfactory to us. If you stop the earnings sweep, you must wait 30 days to begin again. You may specify a date for your first sweep, or we will treat your request as if you selected the request’s effective date. If you specify a date fewer than 30 days after your Contract Date, your first earnings sweep will be delayed one month, and if you request the earnings sweep on your application but do not specify a date for the first sweep, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging.

If, as a result of an earnings sweep transfer, your source Account Value falls below $500, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the earnings sweep option at any time.

Pre-Authorized Withdrawals

You may specify a dollar amount for your pre-authorized withdrawals, or you may specify a percentage of your Contract Value or an Account Value. You may direct us to make your pre-authorized withdrawals from one or more specific Investment Options; if you do not give us these specific instructions, amounts will be deducted proportionately from your Account Value in each Variable Investment Option.

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Procedures for selecting pre-authorized withdrawals are generally the same as those discussed in detail above for selecting dollar cost averaging, portfolio rebalancing, and earnings sweeps: You may make your request at any time and it will be effective when we receive it in proper form. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. You may specify a date for the first withdrawal, or we will treat your request as if you selected the request’s effective date. If you specify a date fewer than 30 days after your Contract Date, your first pre-authorized withdrawal will be delayed one month, and if you request the pre-authorized withdrawals on your application but do not specify a date for the first withdrawal, it will occur one period after your Contract Date.

If your pre-authorized withdrawals cause your Account Value in any Investment Option to fall below $500, we have the right, at our option, to transfer that remaining Account Value to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your pre-authorized withdrawals cause your Contract Value to fall below $1,000, we may, at our option, terminate your Contract and send you the remaining withdrawal proceeds.

Pre-authorized withdrawals are subject to the same withdrawal charges as are other withdrawals, and each withdrawal is subject to any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59 1/2, a federal tax penalty of at least 10%.

Death Benefit

Any death benefit payable will be calculated as of the date we receive proof (in proper form) of the Annuitant’s death (or, if applicable, the Contract Owner’s death) and instructions regarding payment; any claim of a death benefit must be made in proper form. A recipient of death benefit proceeds may elect to have this benefit paid in one lump sum, in periodic payments, in the form of a lifetime annuity or in some combination of these. Annuity payments will begin within 30 days once we receive all information necessary to process the claim.

If your Contract names Joint or Contingent Annuitants, no death benefit proceeds will be payable unless and until the last Annuitant dies prior to the Annuity Date or a Contract Owner dies prior to the Annuity Date. If yours is a Qualified Contract, your Contingent Annuitant or Contingent Owner must be your spouse.

Joint Annuitants on Qualified Contracts

If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), and you change your marital status after your Contract Date, you may be permitted to add a Joint Annuitant on your Annuity Date and to change your Joint Annuitant. Generally speaking, you may be permitted to add a new spouse as a Joint Annuitant, and you may be permitted to remove a Joint Annuitant who is no longer your spouse. You may call us for more information.

1035 Exchanges

You may make your initial or an additional Investment through an exchange of an existing annuity contract (a 1035 exchange). The exchange can be effected by completing the Transfer/ Exchange form, indicating in the appropriate section that you are making a 1035 exchange. The form is available by calling your representative or by calling us at 1-800-748-6907. Once completed, the form should be mailed to us, along with the annuity contract you are exchanging. If you are making an initial Investment, a completed contract application should also be attached.

In general terms, Section 1035 of the Code provides that no gain or loss is recognized when you exchange one annuity contract for another annuity contract. Under Revenue Ruling 2002-75, a 1035 exchange is now valid whether the exchange is made into a new or pre-existing annuity contract. Transactions under Section 1035, however, may be subject to special rules and may require special procedures and record keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax adviser prior to effecting a 1035 exchange.

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Safekeeping of Assets

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

FINANCIAL STATEMENTS

Separate Account A commenced operations on April 1, 2002. The statements of assets and liabilities of Separate Account A as of December 31, 2003 and the related statements of operations for the year then ended, the statements of changes in net assets, and financial highlights for the period from commencement of operations to December 31, 2002, and the year ended December 31, 2003, are incorporated by reference in this Statement of Additional Information from the Annual Report of Separate Account A dated December 31, 2003. PL&A’s financial statements as of December 31, 2003, and 2002 and for each of the three years in the period ended December 31, 2003 are set forth beginning on the next page. These financial statements should be considered only as bearing on the ability of PL&A to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of PL&A as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been audited by Deloitte & Touche LLP, 695 Town Center Drive, Costa Mesa, CA 92626, independent registered public accounting firm, as stated in their report appearing herein.

14

INDEPENDENT AUDITORS’ REPORT

Pacific Life & Annuity Company:

We have audited the accompanying statements of financial condition of Pacific Life & Annuity Company (the Company) as of December 31, 2003 and 2002, and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Life & Annuity Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, on November 29, 2004, the Company signed a definitive agreement to sell their group insurance business to PacifiCare Health Systems, Inc. (PacifiCare). The proposed transaction is structured as a coinsurance arrangement, with the Company ceding to PacifiCare future premiums received for their existing group insurance business and with PacifiCare assuming future claim liabilities. PacifiCare will also obtain renewal rights for the existing business as of the closing date.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
February 23, 2004, except for Note 13, as to which the date is December 6, 2004.

PLA - 1

Pacific Life & Annuity Company

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2003	2002
	(In Thousands)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$721,691	$532,209
Equity securities available for sale, at estimated fair value	3,487	7,132
Trading securities, at estimated fair value	13,159	55,999
Mortgage loans	55,042	14,013
Policy loans	1,348	908
Other investments	69,744	62,661

TOTAL INVESTMENTS	864,471	672,922
Cash and cash equivalents	125,051	140,957
Deferred policy acquisition costs	21,023	6,795
Premiums receivable	16,003	24,160
Accrued investment income	8,444	7,445
Other assets	17,867	13,519
Separate account assets	166,677	25,966

TOTAL ASSETS	$1,219,536	$891,764

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Future policy benefits	$486,580	$415,113
Policyholder account balances	166,391	66,753
Accounts payable	23,508	26,899
Other liabilities	37,487	41,546
Separate account liabilities	166,677	25,966

TOTAL LIABILITIES	880,643	576,277

Commitments and contingencies (Note 12)
Stockholder’s Equity:
Common stock - $1 par value; 5 million shares authorized; 2.9 million shares issued and outstanding	2,900	2,900
Paid-in capital	134,552	134,716
Retained earnings	174,620	160,150
Accumulated other comprehensive income	26,821	17,721

TOTAL STOCKHOLDER’S EQUITY	338,893	315,487

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,219,536	$891,764

See Notes to Financial Statements

PLA - 2

Pacific Life & Annuity Company

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
REVENUES
Insurance premiums	$1,011,295	$1,013,011	$689,247
Policy fees	4,795	2,391	1,415
Net investment income	59,192	31,619	27,901
Net realized investment gain (loss)	(18,135)	(3,263)	4,477
Other income	1,710	1,473	1,876

TOTAL REVENUES	1,058,857	1,045,231	724,916

BENEFITS AND EXPENSES
Policy benefits paid or provided	825,175	818,566	542,423
Interest credited to policyholder account balances	5,477	3,655	3,398
Commission expenses	68,577	64,209	44,657
Operating expenses	140,295	127,657	104,189

TOTAL BENEFITS AND EXPENSES	1,039,524	1,014,087	694,667

INCOME BEFORE PROVISION FOR INCOME TAXES	19,333	31,144	30,249
Provision for income taxes	4,863	9,775	7,679

INCOME BEFORE CUMULATIVE ADJUSTMENTS DUE TO CHANGES IN ACCOUNTING PRINCIPLES	14,470	21,369	22,570
Cumulative adjustments due to changes in accounting principles, net of taxes			717

NET INCOME	$14,470	$21,369	$23,287

See Notes to Financial Statements

PLA - 3

Pacific Life & Annuity Company

STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total
	(In Thousands)
BALANCES, JANUARY 1, 2001	$2,900	$134,607	$115,494	$2,472	$255,473
Comprehensive income:
Net income			23,287		23,287
Unrealized gain on derivatives and securities available for sale, net				2,044	2,044

Total comprehensive income					25,331
Other equity adjustments		109			109

BALANCES, DECEMBER 31, 2001	2,900	134,716	138,781	4,516	280,913
Comprehensive income:
Net income			21,369		21,369
Unrealized gain on derivatives and securities available for sale, net				13,205	13,205

Total comprehensive income					34,574

BALANCES, DECEMBER 31, 2002	2,900	134,716	160,150	17,721	315,487
Comprehensive income:
Net income			14,470		14,470
Unrealized gain on derivatives and securities available for sale, net				9,100	9,100

Total comprehensive income					23,570
Other equity adjustments		(164)			(164)

BALANCES, DECEMBER 31, 2003	$2,900	$134,552	$174,620	$26,821	$338,893

See Notes to Financial Statements

PLA - 4

Pacific Life & Annuity Company

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,470	$21,369	$23,287
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization on fixed maturity securities	(3,675)	(4,160)	(3,229)
Depreciation and other amortization	1,413	1,941	1,771
Deferred income taxes	(6,623)	703	355
Net realized investment (gain) loss	18,135	3,263	(4,477)
Net change in deferred policy acquisition costs	(14,228)	(5,429)	(909)
Interest credited to policyholder account balances	5,477	3,655	3,398
Change in trading securities	42,840	6,687	(3,416)
Change in premiums receivable	8,157	(2,403)	(791)
Change in accrued investment income	(999)	(1,109)	(2,607)
Change in future policy benefits	71,467	155,389	85,100
Change in accounts payable	(3,391)	4,525	10,431
Change in other assets and liabilities	(7,689)	(7,209)	22,890

NET CASH PROVIDED BY OPERATING ACTIVITIES	125,354	177,222	131,803

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(313,916)	(188,357)	(196,908)
Sales	39,713	2,320	10,670
Maturities and repayments	82,575	37,771	34,127
Repayments of mortgage loans	1,400	369	583
Purchases of mortgage loans	(43,175)
Change in policy loans	(440)	(863)	(45)
Other investing activity, net	(1,578)	5,311	(3,395)

NET CASH USED IN INVESTING ACTIVITIES	(235,421)	(143,449)	(154,968)

(Continued)

See Notes to Financial Statements

PLA - 5

Pacific Life & Annuity Company

STATEMENTS OF CASH FLOWS

(Continued)

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$114,162	$19,690	$44,053
Withdrawals	(20,001)	(20,900)	(3,457)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	94,161	(1,210)	40,596

Net change in cash and cash equivalents	(15,906)	32,563	17,431
Cash and cash equivalents, beginning of year	140,957	108,394	90,963

CASH AND CASH EQUIVALENTS, END OF YEAR	$125,051	$140,957	$108,394

SUPPLEMENTAL SCHEDULE OF NON CASH OPERATING AND INVESTING ACTIVITIES
Changes due to securities reclassified as a result of the adoption of SFAS
No. 138 (Note 1)
Increase in trading securities			$59,270
Decrease in fixed maturity securities			$59,270

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (received)	$18,424	$15,297	($10,157)

See Notes to Financial Statements

PLA - 6

Pacific Life & Annuity Company

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Life & Annuity Company (PL&A) is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PL&A provides benefit programs to employers and other benefit plan sponsors throughout the United States and offers medical, dental, life, and other ancillary coverage to small and mid-size employers, as well as flexible funding arrangements for labor management and union trusts. In addition, stop loss products are sold through Pacific Life and companion group life insurance is sold through PL&A to self-funded plan sponsors. PL&A also markets and distributes variable universal life insurance, structured settlement annuities, guaranteed interest contracts (GICs), and variable annuities.

PL&A is licensed to sell certain of its products in the state of New York. In 2000, PL&A began selling variable universal life insurance and institutional products and services. Variable annuity products and term insurance were sold beginning in 2002 and 2003, respectively.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). PL&A prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (AZ DOI). These financial statements materially differ from those filed with regulatory authorities (Note 2).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining liabilities for future policy benefits, investment valuation, including other than temporary impairments, derivative valuation and deferred policy acquisition costs (DAC). Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During the year ended December 31, 2001, PL&A adopted Financial Accounting Standard Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of SFAS No. 133, and Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. As a result, during the year ended December 31, 2001, PL&A recorded an increase to net income of $0.7 million, net of taxes, as a cumulative adjustment due to changes in accounting principles. Additionally, upon adoption, PL&A recorded a decrease to accumulated other comprehensive income (OCI) of $0.8 million, net of taxes, and transferred $59.3 million of fixed maturity securities available for sale into the trading category, which resulted in a reclassification of unrealized losses of $0.3 million, net of taxes, from accumulated OCI into net realized investment gain (loss) during the year ended December 31, 2001.

Effective January 1, 2003, PL&A adopted FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires certain guarantees that are issued or modified after

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December 31, 2002, to be initially recorded on the statement of financial condition at fair value. Adoption of FIN 45 did not have a material impact on PL&A’s financial statements (Note 12).

Effective January 1, 2003, PL&A adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, after January 1, 2003, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. Adoption of SFAS No. 146 did not have a material impact on PL&A’s financial statements.

Effective June 1, 2003, PL&A adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not have a material impact on PL&A’s financial statements.

Effective July 1, 2003, PL&A adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on PL&A’s financial statements.

Effective October 1, 2003, PL&A adopted the FASB Derivatives Implementation Group (DIG) SFAS No. 133 Implementation Issue No. B36 (DIG B36), Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments. DIG B36 establishes the criteria for the bifurcation of an instrument into a debt host contract and an embedded credit derivative such as a debt instrument that incorporates credit exposure of an entity unrelated to the issuer. DIG B36 requires that the third party credit exposure be separated from the host contract and separately accounted for as a derivative. Adoption of DIG B36 did not have a material impact on PL&A’s financial statements.

Effective February 1, 2003, PL&A adopted FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARE No. 51. FIN 46 requires that Variable Interest Entities (VIE) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Adoption of FIN 46 did not have a material impact on PL&A’s financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued FIN 46 (revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARE No. 51 (FIN 46R). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The consolidation requirements for PL&A’s VIEs created or acquired prior to December 31, 2003, will apply in the first fiscal year or interim period beginning December 15, 2004.

PL&A is currently assessing application of FIN 46R as it relates to PL&A’s investments and activities in VIEs, which were created or acquired prior to December 31, 2003. The total assets and liabilities for PL&A’s asset and mortgage-backed securities that may be subject to FIN 46R are currently not available. The carrying amount is $82.7 million as of December 31, 2003.

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As part of PL&A’s investment strategy, PL&A purchases primarily investment grade beneficial interests in asset and mortgage-backed investments. These beneficial interests are issued from a bankruptcy-remote special purpose entity (SPE), which is collateralized by financial assets including corporate debt, equipment, and real estate mortgages. PL&A has not guaranteed the performance, liquidity or obligations of the SPEs and PL&A’s exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. These investments represent debt investments accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and certain investments are also accounted for under the prospective method in accordance with EITF Issue No. 99-20.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, which is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts, including accounting for contracts that contain death or other insurance benefit features, and for separate accounts. For contracts classified as insurance contracts that have amounts assessed against contract holders for the insurance benefit feature that are assessed in a manner that is expected to result in profits in earlier years and subsequent losses from that insurance benefit, including guaranteed minimum death benefits and guaranteed minimum income benefits, a liability is required to be established in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. For contracts where sales inducements are offered, the costs of such inducements that meet specified criteria must be separately reported, capitalized and amortized over the life of the contracts using the same methodology as used for amortizing DAC. PL&A is currently evaluating the impact of adopting SOP 03-1 on its financial statements.

During 2003, the EITF discussed EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Under EITF No. 03-01, the EITF is developing an impairment model for certain investments classified as either available for sale or held to maturity under SFAS No. 115, and investments accounted for under the cost method or the equity method. The EITF has not reached a consensus on a final impairment model. In November 2003, the EITF stated that certain quantitative and qualitative disclosures are required for all debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 where the estimated fair value exceeds the carrying value at the statement of financial condition date, but for which an other than temporary impairment has not been recognized. The disclosure requirements are effective for fiscal years ending after December 15, 2003, which PL&A has adopted as of December 31, 2003.

INVESTMENTS

Fixed maturity and equity securities available for sale are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to DAC, recorded as a component of OCI. For mortgage-backed securities and asset-backed securities included in fixed maturity securities available for sale, PL&A recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. For fixed rate securities, the net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. For variable rate and impaired securities, the investment is adjusted over the remaining life of the security. These adjustments are reflected in net investment income. Trading securities are reported at estimated fair value with changes in estimated fair value included in net realized investment gain (loss).

Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date. Accrual of income is suspended for fixed maturity securities when receipt of interest payments is in doubt.

The estimated fair value of fixed maturity and equity securities is generally obtained from independent pricing services. For fixed maturity securities not able to be priced by independent services (generally private placement and low volume traded securities), an internally developed matrix is used. The matrix utilizes the fair market yield curves provided by a major independent data service which determines the discount yield based upon the security’s

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weighted average life, rating, and liquidity spread. The estimated fair value of the security is calculated as the present value of the estimated cash flows discounted at the yield determined above. For those securities not priced externally or by the matrix, estimated fair value is internally determined, utilizing various techniques in valuing complex investments with variable cash flows. As of December 31, 2003, 83% of the estimated fair values of fixed maturity securities were obtained from independent pricing services, 13% from the above described matrix and 4% from other sources.

PL&A assesses whether other than temporary impairments have occurred based upon PL&A’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value. All securities with a gross unrealized loss at the statement of financial condition date are subjected to PL&A’s process for identifying other than temporary impairments with additional focus on securities with unrealized losses greater than 20% of net carrying amount. PL&A considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in PL&A’s evaluation of each security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by PL&A in the impairment evaluation process include, but are not limited to, the following:

•	The duration and extent that the estimated fair value has been below net carrying amount

•	Industry factors or conditions related to a geographic area that are negatively affecting the security

•	Underlying valuation of assets specifically pledged to support the credit

•	Past due interest or principal payments or other violation of covenants

•	Deterioration of the overall financial condition of the specific issuer

•	Downgrades by a rating agency

•	Ability and intent to hold the investment for a period of time to allow for a recovery of value

•	Fundamental analysis of the liquidity and financial condition of the specific issuer

Also, PL&A estimates the cash flows over the life of certain purchased beneficial interests in securitized financial assets. Based upon current information and events, if the estimated fair value of its beneficial interests is less than or equal to its net carrying amount and if there has been an adverse change in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment is recognized.

Securities and purchased beneficial interests that are deemed to be other than temporarily impaired are written down to estimated fair value in the period the securities or purchased beneficial interest are deemed to be impaired.

Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment gain (loss). PL&A includes other than temporary impairment write-downs in net realized investment gain (loss).

Mortgage loans, net of valuation allowances and write-downs, and policy loans are stated at unpaid principal balances.

Other investments primarily consist of partnership and joint venture interests and derivative instruments. Partnership and joint venture interests where PL&A does not have a controlling interest or a majority ownership are recorded under the cost or equity method of accounting depending on the equity ownership position.

All derivatives, whether designated in hedging relationships or not, are required to be recorded at estimated fair value. If the derivative is designated as a cash flow hedge, changes in the estimated fair value of the derivative is recorded in OCI and is recognized in earnings when the hedged item affects earnings. For derivative instruments not designated as hedges, the change in estimated fair value of the derivative is recorded in net realized investment gain (loss). Estimated fair value exposure is calculated based on the aggregate estimated fair value of all derivative instruments with each counterparty, net of cash collateral received, in accordance with legally enforceable counterparty master netting agreements. If the estimated fair value exposure to the counterparty is positive, the amount is reflected in other assets whereas, if the estimated fair value exposure to the counterparty is negative, the estimated fair value is included in other liabilities.

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The periodic cash flows for all hedging derivatives are recorded consistent with the hedged item on an accrual basis. For derivatives hedging securities, these amounts are included in net investment income. For derivatives not designated as hedging instruments, the periodic cash flows are reflected in net realized investment gain (loss) on an accrual basis. Upon termination of a cash flow hedging relationship, the accumulated amount in OCI is amortized into net investment income over the remaining life of the hedged item. For all hedging relationships, if the hedged item is disposed, the gains and losses on the related derivatives are recognized immediately in net realized investment gain (loss).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily associated with the production of new business, are deferred and recorded as an asset commonly referred to as DAC. As of December 31, 2003 and 2002, the carrying value of DAC was $21.0 million and $6.8 million, respectively.

For variable universal life and investment-type contracts, acquisition costs are amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins and surrender charges over the estimated lives of the contracts. DAC related to term insurance policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves. DAC related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is amortized directly to equity through OCI.

Regular evaluations of EGPs are made to determine if actual experience or other evidence suggests that modeling assumptions should be revised. Significant assumptions in the development of EGPs include investment returns, surrender and lapse rates, interest spreads and mortality margins. Of these assumptions, PL&A anticipates that investment returns are most likely to impact the rate of DAC amortization for variable annuities. For life insurance, deviations in any of the significant assumptions may impact DAC amortization. In general, favorable experience variances result in increased expected future profitability and may lower the rate of DAC amortization, whereas unfavorable experience variances result in decreased expected future profitability and may increase the rate of DAC amortization.

A change in the assumptions utilized to develop EGPs, commonly referred to as unlocking, results in a change to amounts expensed in the reporting period in which the change was made by adjusting the DAC balance to the level DAC would have been had the EGPs been calculated using the new assumptions over the entire amortization period. Revisions to the assumptions could also result in an impairment of DAC and a charge to expense if the present value of EGPs is less than the outstanding DAC balance as of the valuation date. All critical assumptions utilized to develop EGPs are routinely evaluated and necessary revisions are made to future EGPs to the extent that actual or anticipated experience indicates such a prospective change.

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Components of DAC are as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Balance, January 1	$6,795	$1,366	$457

Additions:
Capitalized during the year	15,110	5,488	1,921

Amortization:
Allocated to commission expenses	(817)	(44)	(587)
Allocated to operating expenses	(423)	(15)	(425)
Allocated to OCI, net unrealized gains	358

Total amortization	(882)	(59)	(1,012)

Balance, December 31	$21,023	$6,795	$1,366

POLICYHOLDER ACCOUNT BALANCES

Policyholder account balances on variable universal life and investment-type contracts are valued using the retrospective deposit method and are equal to accumulated account values, which consist of deposits received plus interest credited, less withdrawals and assessments. Interest credited to these contracts primarily ranged from 3.00% to 6.95% during 2003, 2002 and 2001.

FUTURE POLICY BENEFITS

Structured settlement annuity reserves are based on the present value of benefits and expenses using pricing assumptions. Interest rate assumptions ranged from 3.01% to 7.74% for 2003, 2002 and 2001.

Reserves for group health contracts are based on actual experience and morbidity assumptions. Liabilities for unpaid claims and claim expenses for group health contracts include estimates of claims that have been reported but not settled and estimates of claims incurred but not reported, based on PL&A’s historical claims development patterns and other actuarial assumptions.

Group life insurance reserves, including premium waivers, are based on various tabular methods and actual loss experience. Disabled life reserves are determined using various tabular reserve methods. Interest rate assumptions ranged from 2.75% to 6.00% for 2003, 2002 and 2001.

Estimates of future policy benefit reserves and liabilities are continually reviewed and, as experience develops, are adjusted as necessary. Such changes in estimates are included in earnings for the period in which such changes occur.

REVENUES, BENEFITS AND EXPENSES

Insurance premiums, primarily on group health contracts, annuity contracts with life contingencies and term insurance contracts, are recognized as revenue when due. Benefits and expenses are matched against such revenues to recognize profits over the lives of the contracts. This matching is accomplished by providing for liabilities for future policy benefits, expenses of contract administration and the amortization of DAC.

Receipts for variable universal life and investment-type contracts are reported as deposits to either policyholder account balances or separate account liabilities, and are not included in revenue. Policy fees consist of mortality charges, surrender charges and expense charges that have been earned and assessed against related account values during the period. The timing of policy fee revenue recognition is determined based on the nature of the fees. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in revenue over the periods benefited. Benefits and expenses include policy

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benefits and claims incurred in the period that are in excess of related policyholder account balances, interest credited to policyholder account balances, expenses of contract administration and the amortization of DAC.

REINSURANCE

PL&A has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger mortality and morbidity risks. To the extent that the assuming companies become unable to meet their obligations under these agreements, PL&A remains contingently liable. Amounts receivable from reinsurers for reinsurance of future policy benefits and unpaid losses are included in other assets. All assets associated with business reinsured on a yearly renewable term and modified coinsurance basis remain with and under the control of PL&A.

DEPRECIATION AND AMORTIZATION

Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 10 years. Depreciation and amortization of certain other assets are included in operating expenses.

INCOME TAXES

PL&A is taxed as an insurance company for Federal income tax purposes. PL&A is included in the consolidated Federal income tax return of Pacific Mutual Holding Company, PL&A’s ultimate parent, and is allocated an expense or benefit based principally on the effect of including its operations in the consolidated return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

SEPARATE ACCOUNTS

Separate accounts include variable annuity and life contracts. Separate account assets and liabilities are recorded at estimated fair value and represent legally segregated contract holder funds. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the separate account assets accrue directly to contract holders and, accordingly, are not reflected in the statements of operations or cash flows. Amounts charged to the separate account for mortality, surrender and expense charges are included in revenues as policy fees.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments, disclosed in Notes 3, 4 and 5, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts PL&A could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

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2.	STATUTORY RESULTS

PL&A prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the AZ DOI, which is a comprehensive basis of accounting other than U.S. GAAP. The following are reconciliations of statutory capital and surplus, and statutory net income for PL&A as compared to the amounts reported as stockholder’s equity and net income included on the accompanying financial statements:

	December 31,
	2003	2002
	(In Thousands)
Statutory capital and surplus	$271,882	$266,998
Accumulated other comprehensive income	26,821	17,721
Deferred policy acquisition costs	20,665	6,795
Non-admitted assets	18,853	15,462
Interest maintenance reserve	7,438	1,142
Statutory net unrealized losses	1,544	1,689
Asset valuation reserve	81	3,889
Deferred income taxes	(3,432)	(2,107)
Insurance and annuity reserves	(3,666)	2,115
Other	(1,293)	1,783

Stockholder’s equity as reported herein	$338,893	$315,487

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Statutory net income	$1,165	$22,477	$23,598
Deferred policy acquisition costs	13,870	5,429	909
Deferred income taxes	6,623	(703)	(355)
Interest maintenance reserve	1,114	(69)	(17)
Change in fair value of derivatives	242	8	(1,124)
Change in fair value of trading securities	62	470	(345)
Change in net unrealized losses on joint ventures and partnerships	(2,899)	(5,208)	(3,567)
Insurance and annuity reserves	(5,782)	(283)	939
Other	75	(752)	3,249

Net income as reported herein	$14,470	$21,369	$23,287

RISK-BASED CAPITAL

Risk-based capital is a method developed by the National Association of Insurance Commissioners to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within

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certain levels, each of which requires specified corrective action. As of December 31, 2003 and 2002, PL&A exceeded the minimum risk-based capital requirements.

DIVIDEND RESTRICTIONS

The maximum amount of ordinary dividends that can be paid by PL&A to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2003 statutory results, PL&A could pay $21.9 million in dividends in 2004 without prior approval. No dividends were paid during 2003, 2002 and 2001.

3.	INVESTMENTS

The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. PL&A also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

	Net Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value
	(In Thousands)
As of December 31, 2003:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$17,705	$263	$5	$17,963
Obligations of states and political subdivisions	51,951	606	2,006	50,551
Foreign governments	3,179	261		3,440
Corporate securities	528,076	41,067	4,933	564,210
Mortgage-backed and asset-backed securities	85,437	1,007	1,017	85,427
Redeemable preferred stock	100			100

Total fixed maturity securities	$686,448	$43,204	$7,961	$721,691

Total equity securities	$3,043	$499	$55	$3,487

As of December 31, 2002:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$16,511	$792		$17,303
Obligations of states and political subdivisions	20,326	1,061		21,387
Foreign governments	3,135	309		3,444
Corporate securities	441,893	26,346	$5,313	462,926
Mortgage-backed and asset-backed securities	26,089	1,318	358	27,049
Redeemable preferred stock	100			100

Total fixed maturity securities	$508,054	$29,826	$5,671	$532,209

Total equity securities	$6,749	$657	$274	$7,132

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The net carrying amount and estimated fair value of fixed maturity securities available for sale as of December 31, 2003, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value
	(In Thousands)
Due in one year or less	$24,484	$840		$25,324
Due after one year through five years	250,787	10,551	$1,499	259,839
Due after five years through ten years	48,779	3,802	185	52,396
Due after ten years	276,961	27,004	5,260	298,705

	601,011	42,197	6,944	636,264
Mortgage and asset backed securities	85,437	1,007	1,017	85,427

Total	$686,448	$43,204	$7,961	$721,691

The following tables present the number of investments, and the estimated fair value and gross unrealized losses for fixed maturities and equity securities, excluding securities accounted for under EITF Issue No. 99-20, where the estimated fair value had declined and remained below the net carrying amount as of December 31, 2003.

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	2	$685	($4)
Obligations of states and political subdivisions	6	32,289	(2,006)
Corporate securities	92	115,766	(4,933)

Total fixed maturity securities	100	148,740	(6,943)
Total equity securities	4	113	(56)

Total	104	$148,853	($6,999)

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	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	2	$685	($4)
Obligations of states and political subdivisions	6	32,289	(2,006)
Corporate securities	91	110,966	(4,741)	1	$4,800	($192)

Total fixed maturity securities	99	143,940	(6,751)	1	4,800	(192)
Total equity securities	2	13	(15)	2	100	(41)

Total	101	$143,953	($6,766)	3	$4,900	($233)

PL&A has evaluated the temporarily impaired securities determining that PL&A has the ability and intent to hold the securities until recovery.

Major categories of investment income and related investment expenses are summarized as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Fixed maturity securities	$52,828	$28,089	$21,842
Equity securities	102	107	318
Trading securities	1,880	2,954	2,907
Mortgage loans	1,673	532	939
Cash equivalents	1,117	2,483	3,971
Other	2,847	(1,685)	(1,446)

Gross investment income	60,447	32,480	28,531
Investment expense	1,255	861	630

Net investment income	$59,192	$31,619	$27,901

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The components of net realized investment gain (loss) are as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Fixed maturity securities
Gross gains on sales	$678	$19	$1,208
Gross losses on sales	(16)
Other than temporary impairments	(18,668)	(2,216)	(30)
Other	232	(51)	597

Subtotal	(17,774)	(2,248)	1,775

Equity securities
Gross gains on sales	983		2,772
Gross losses on sales
Other than temporary impairments	(1,360)	(1,854)	(1,394)
Other	61

Subtotal	(316)	(1,854)	1,378

Mortgage loans	(851)	(45)
Other investments	806	884	1,324

Total	($18,135)	($3,263)	$4,477

The change in unrealized gain (loss) on investments in available for sale and trading securities is as follows:

	December 31,
	2003	2002	2001
	(In Thousands)
Available for sale securities:
Fixed maturity	$11,088	$17,577	$4,455
Equity	61	176	(492)

Total	$11,149	$17,753	$3,963

Trading securities	$62	$815	($345)

Realized gains on trading securities held as of December 31, 2003 and 2002 were $0.5 million.

As of December 31, 2003 and 2002, investments in fixed maturity securities of $6.8 million and $6.3 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements. Two securities exceed 10% of stockholder’s equity as of December 31, 2003, which include one senior secured investment in the utilities industry and one investment in a senior tranche of a commercial mortgage backed security. The senior secured investment exceeded 10% of stockholder’s equity as of December 31, 2002.

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. As of December 31, 2003, approximately 57% and 27% of the collateral properties were located in Texas and California, respectively.

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4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of PL&A’s financial instruments are as follows:

	December 31, 2003		December 31, 2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In Thousands)
Assets:
Fixed maturity and equity securities (Note 3)	$725,178	$725,178	$539,341	$539,341
Trading securities	13,159	13,159	55,999	55,999
Mortgage loans	55,042	55,153	14,013	14,078
Policy loans	1,348	1,348	908	908
Derivative instruments (Note 5)	475	475	292	292
Cash and cash equivalents	125,051	125,051	140,957	140,957
Liabilities:
Fixed account liabilities	117,998	117,998	15,479	15,479
Guaranteed interest contracts	45,353	45,353	49,541	49,541
Derivative instruments (Note 5)			258	258

The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2003 and 2002:

TRADING SECURITIES

The estimated fair value of trading securities is based on quoted market prices.

MORTGAGE LOANS

The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a market rate that is applicable to the yield, credit quality and average maturity of the composite portfolio.

POLICY LOANS

The carrying amounts of policy loans are a reasonable estimate of their fair values because interest rates are generally variable and based on current market rates.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at estimated fair value based on market quotations or internally established valuations consistent with external valuation models.

CASH AND CASH EQUIVALENTS

The carrying values approximate fair values due to the short-term maturities of these instruments.

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FIXED ACCOUNT LIABILITIES

The estimated fair value of fixed account liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

GUARANTEED INTEREST CONTRACTS

The fair value of GICs is estimated using the rates currently offered for deposits with similar remaining maturities.

5.	DERIVATIVES AND HEDGING ACTIVITIES

PL&A utilizes derivative instruments to reduce its exposure to interest rate risk, foreign currency risk, and credit risk. The derivative financial instruments utilized by PL&A include swaps, foreign exchange forward contracts, and exchange traded futures contracts.

PL&A applies hedge accounting by designating derivative instruments as cash flow hedges on the date it enters into a derivative contract. PL&A formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, PL&A specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. PL&A formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. In certain circumstances, hedge effectiveness is assumed because the derivative instruments were constructed such that all critical terms of the derivative exactly match the hedged risk in the hedged item.

The notional or contract amounts and estimated fair value of outstanding derivative instruments as of December 31, 2003 and 2002 are as follows:

	Net Assets (Liabilities)
	Notional or	Notional or
	Contract	Contract	Estimated	Estimated
	Amounts	Amounts	Fair Value	Fair Value
	2003	2002	2003	2002
		(In Thousands)
Interest rate swaps	$3,000	$3,000	$181	$270
Credit default swaps	22,000	13,000	294	(93)
Foreign currency forwards	27	6,423		(143)
Interest rate floors, caps, options, and swaptions	89,700
Financial futures contracts	37,500

Total	$152,227	$22,423	$475	$34

CASH FLOW HEDGES

PL&A primarily uses interest rate swaps and interest rate futures contracts to manage its exposure to variability in cash flows due to changes in the benchmark interest rate. These cash flows include those associated with existing assets as well as the forecasted interest cash flows related to anticipated investment purchases. Such anticipated investment purchases are considered probable to occur and are generally completed within 180 days of the inception of the hedge.

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Interest rate swap agreements involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or by delivery of the financial instrument. Price changes on futures are settled daily through the required margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as PL&A intends to close out open positions prior to expiration.

PL&A has not discontinued any cash flow hedges of anticipated transactions. PL&A did not record any ineffectiveness for cash flow hedges during the years ended December 31, 2003, 2002, and 2001. Over the next 12 months, PL&A anticipates that $0.2 million of deferred gains on derivative instruments in accumulated OCI will be reclassified to earnings. For the year ended December 31, 2003, none of PL&A ‘s hedged forecasted transactions were determined to be probable of not occurring. No component of the hedging instrument’s estimated fair value is excluded from the determination of effectiveness.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

PL&A enters into credit default swap agreements and foreign currency forward contracts without designating the derivatives as hedging instruments. Credit default swaps involve the receipt or payment of fixed amounts in exchange for the assumption of or protection from potential credit exposure of an underlying security. Foreign exchange forward contracts are commitments to exchange foreign currency denominated payments for U.S. dollar denominated payments at a specific date. Derivatives that are not designated as hedging instruments are entered into primarily to manage exposure to credit risk of fixed maturity securities and foreign currency exposure to investments accounted for under the equity method of accounting.

Net realized investment gain (loss) for the years ended December 31, 2003, 2002, and 2001 include ($0.4) million, ($0.7) million, and $1.7 million, respectively, related to realized gains and losses, changes in estimated fair value, and periodic net settlements on derivative instruments not designated as hedges.

EMBEDDED DERIVATIVES

PL&A also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative. Such derivatives are recorded on the statement of financial condition at estimated fair value, with changes in their estimated fair value recorded in net realized investment gain (loss).

In 2003, PL&A began offering a rider available on certain variable annuity contracts that guarantees net principal over a ten year holding period. The estimated fair value of the liability for the rider as of December 31, 2003 is zero. The notional amount is included in the interest rate floors, caps, options and swaptions category in the table above.

CREDIT EXPOSURE

In accordance with legally enforceable counterparty master agreements, credit exposure is measured on a counterparty basis as the net positive aggregate estimated fair value net of collateral received, if any. PL&A attempts to limit its credit exposure by dealing with creditworthy counterparties, establishing risk control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate. In addition, each counterparty is extensively reviewed to evaluate its financial stability before entering into each agreement and throughout the period that the financial instrument is owned. All of the credit exposure for PL&A from derivative contracts is with investment grade counterparties. PL&A has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

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Because exchange traded futures and options are transacted through a regulated exchange and positions are marked to market and settled on a daily basis, PL&A has little exposure to credit related losses in the event of nonperformance by counterparties to such financial instruments. PL&A is required to pledge collateral for any futures contracts that are entered into. The amount of collateral that is required is determined by the exchange on which it is traded. PL&A currently pledges cash and U.S. Treasury Bills to satisfy this collateral requirement.

The following table summarizes the notional amount and credit exposure for all derivatives for which PL&A has credit exposure to a counterparty as of December 31, 2003:

	Notional	Credit
	Amount	Exposure
	(In Thousands)
AA	$27
A	25,000	$475

Total	$25,027	$475

6.	POLICYHOLDER LIABILITIES

POLICYHOLDER ACCOUNT BALANCES

The detail of the liability of policyholder account balances is as follows:

	December 31,
	2003	2002
	(In Thousands)
Fixed account liabilities	$117,998	$15,479
Guaranteed interest contracts	45,353	49,541
Variable universal life	3,040	1,733

Total	$166,391	$66,753

FUTURE POLICY BENEFITS

The detail of the liability for future policy benefits is as follows:

	December 31,
	2003	2002
	(In Thousands)
Structured settlement annuity reserves	$293,922	$202,934
Group health and life reserves	102,946	112,571
Policy benefits payable	86,335	93,793
Other	3,377	5,815

Total	$486,580	$415,113

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UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

The following table provides a reconciliation for the activity in the group health unpaid claims and claim adjustment expenses, which is included in the liability for future policy benefits:

	Years Ended December 31 ,
	2003	2002
	(In Thousands)
Balance at January 1	$159,796	$137,916
Less reinsurance recoverables	1,552	473

Net balance at January 1	158,244	137,443

Incurred related to:
Current year	749,676	701,565
Prior years	(14,301)	(14,995)

Total incurred	735,375	686,570

Paid related to:
Current year	627,824	572,899
Prior years	119,700	92,870

Total paid	747,524	665,769

Net balance at December 31	146,095	158,244
Plus reinsurance recoverables	1,255	1,552

Balance at December 31	$147,350	$159,796

As a result of favorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses decreased by $14.3 million and $15.0 million for the years ended December 31, 2003 and 2002, respectively.

7.	INCOME TAXES

The provision for income taxes is as follows:

	Years Ended December 31,
	2003	2002	2001
		(In Thousands)
Current	$11,486	$9,072	$7,710
Deferred	(6,623)	703	(31)

Provision for income taxes on income before cumulative adjustments due to changes in accounting principles	4,863	9,775	7,679
Deferred income tax provision on cumulative adjustments due to changes in accounting principles			386

Total	$4,863	$9,775	$8,065

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The sources of PL&A’s provision for deferred taxes are as follows:

	Years Ended December 31,
	2003	2002	2001
		(In Thousands)
Deferred policy acquisition costs	$4,170	$1,616	$266
Partnership income	2,144	284	(1,250)
Duration hedging	25	(984)	(1,071)
Deferred compensation	(106)	(102)	(476)
Investment valuation	(6,491)	622	2,158
Policyholder reserves	(6,801)	(239)	356
Other	436	(494)	372

Provision for deferred taxes	($6,623)	$703	$355

A reconciliation of the provision for income taxes based on the prevailing corporate statutory tax rate to the provision reflected in the statements of operations is as follows:

	Years Ended December 31,
	2003	2002	2001
		(In Thousands)
Provision for income taxes at the statutory rate	$6,766	$10,900	$10,587
Nontaxable investment income	(59)	(4)	(60)
Prior year taxes	(1,844)	(1,124)	(2,833)
Other		3	(15)

Provision for income taxes on income before cumulative adjustments due to changes in accounting principles	4,863	9,775	7,679
Deferred income tax provision on cumulative adjustments due to changes in accounting principles			386

Total	$4,863	$9,775	$8,065

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The deferred tax asset, net, included in other assets as of December 31, 2003 and 2002, is comprised of the following tax effected temporary differences:

	December 31,
	2003	2002
	(In Thousands)
Deferred tax assets
Policyholder reserves	$10,123	$3,322
Investment valuation	7,917	1,426
Deferred compensation	2,799	2,693
Duration hedging	2,185	2,210
Retirement benefits	1,078	1,067
Partnership income		937
Other		123

Total deferred tax assets	24,102	11,778

Deferred tax liabilities
Deferred policy acquisition costs	(4,756)	(586)
Partnership income	(1,207)
Other	(324)

Total deferred tax liabilities	(6,287)	(586)

Deferred tax asset from operations, net	17,815	11,192
Deferred taxes on other comprehensive income and other	(14,353)	(9,603)

Deferred tax asset, net	$3,462	$1,589

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8.	COMPREHENSIVE INCOME

PL&A displays comprehensive income and its components on the statements of stockholder’s equity and as follows. OCI is shown net of reclassification adjustments and net of deferred income taxes.

	Years Ended December 31,
	2003	2002	2001
	(In Thousands)
Gross holding gain (loss):
Holding gain (loss) on securities available for sale	$(6,933)	$12,498	$7,117
Holding gain (loss) on derivatives	1,421	3,873	(860)
Income tax (expense) benefit	1,913	(5,783)	(2,137)
Reclassification adjustment:
Realized (gain) loss on sale of securities available for sale	19,243	4,102	(3,153)
Realized gain on derivatives	(151)	(55)
Provision for income tax (benefit)	(6,626)	(1,430)	1,077
Allocation of holding loss to deferred policy acquisition costs	358
Provision for income tax benefit	(125)

Total	$9,100	$13,205	$2,044

9.	SEGMENT INFORMATION

PL&A has three operating segments: Group Insurance, Institutional Products and Annuities. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

The Group Insurance segment primarily offers group life, health and dental insurance, and stop loss insurance products to corporate, government and labor-management-negotiated plans. The group life, health and dental insurance is primarily distributed through a network of sales offices and the stop loss insurance is distributed through a network of third-party administrators.

The Institutional Products segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries. The Institutional Products segment also offers structured settlement annuities through a nationwide network of brokers.

The Annuities segment offers variable annuities to individuals and small businesses through National Association Securities Dealers firms, regional and national wirehouses, and financial institutions.

Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets and the operations supporting the sale of the variable universal life and term insurance products.

PL&A uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes (benefit) is allocated based on each segment’s actual tax provision.

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The operating segments are allocated equity based on formulas determined by management and receive a fixed interest rate (debenture) return on their allocated equity. The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as investment income in the operating segments.

PL&A generates substantially all of its revenues and net income from customers located in the United States. Additionally, substantially all of PL&A’s assets are located in the United States.

Depreciation expense and capital expenditures are substantially all attributable to the Group Insurance segment. Depreciation expense during the years ended December 31, 2003, 2002 and 2001 were $1.4 million, $1.9 million and $1.8 million, respectively. Capital expenditures during the years ended December 31, 2003, 2002 and 2001 were $1.9 million, $4.1 million and $2.5 million, respectively.

The following is segment information as of and for the year ended December 31, 2003:

	Group	Institutional		Corporate
	Insurance	Products	Annuities	and Other	Total
	(In Thousands)
REVENUES
Insurance premiums	$918,664	$92,945		$(314)	$1,011,295
Policy fees		1,155	$1,294	2,346	4,795
Net investment income	21,305	36,417	2,338	(868)	59,192
Net realized investment loss	(5,140)	(12,801)		(194)	(18,135)
Other income	1,074	8	567	61	1,710

Total revenues	935,903	117,724	4,199	1,031	1,058,857

BENEFITS AND EXPENSES
Policy benefits	718,307	106,676	1	191	825,175
Interest credited		2,611	2,752	114	5,477
Commission expenses	63,949	3,440	375	813	68,577
Operating expenses	123,380	1,839	13,471	1,605	140,295

Total benefits and expenses	905,636	114,566	16,599	2,723	1,039,524

Income (loss) before provision for income taxes (benefit)	30,267	3,158	(12,400)	(1,692)	19,333
Provision for income taxes (benefit)	10,263	1,105	(4,367)	(2,138)	4,863

Net income (loss)	$20,004	$2,053	$(8,033)	$446	$14,470

Total assets	$432,574	$395,402	$269,791	$121,769	$1,219,536
Deferred policy acquisition costs		1,379	15,368	4,276	21,023
Separate account assets			153,265	13,412	166,677
Policyholder and contract liabilities	192,001	339,767	118,000	3,203	652,971
Separate account liabilities			153,265	13,412	166,677

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The following is segment information as of and for the year ended December 31, 2002:

	Group	Institutional		Corporate
	Insurance	Products	Annuities	and Other	Total
			(In Thousands)
REVENUES
Insurance premiums	$880,354	$132,733		($76)	$1,013,011
Policy fees		1,571	$71	749	2,391
Net investment income	20,850	13,931	35	(3,197)	31,619
Net realized investment gain (loss)	(524)	28		(2,767)	(3,263)
Other income	1,409		33	31	1,473

Total revenues	902,089	148,263	139	(5,260)	1,045,231

BENEFITS AND EXPENSES
Policy benefits	679,543	139,023	2	(2)	818,566
Interest credited		3,549	84	22	3,655
Commission expenses	60,644	5,337	54	(1,826)	64,209
Operating expenses	117,752	1,381	5,489	3,035	127,657

Total benefits and expenses	857,939	149,290	5,629	1,229	1,014,087

Income (loss) before provision for income taxes (benefit)	44,150	(1,027)	(5,490)	(6,489)	31,144
Provision for income taxes (benefit)	15,473	(359)	(1,922)	(3,417)	9,775

Net income (loss)	$28,677	($668)	($3,568)	($3,072)	$21,369

Total assets	$435,676	$282,516	$32,044	$141,528	$891,764
Deferred policy acquisition costs		1,029	2,146	3,620	6,795
Separate account assets			20,181	5,785	25,966
Policyholder and contract liabilities	211,993	252,701	15,481	1,691	481,866
Separate account liabilities			20,181	5,785	25,966

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The following is segment information for the year ended December 31, 2001:

	Group	Institutional	Corporate
	Insurance	Products	and Other	Total
		(In Thousands)
REVENUES
Insurance premiums	$636,685	$52,580	($18)	$689,247
Policy fees			1,415	1,415
Net investment income	13,552	7,308	7,041	27,901
Net realized investment gain (loss)	2,164	2,695	(382)	4,477
Other income	1,876			1,876

Total revenues	654,277	62,583	8,056	724,916

BENEFITS AND EXPENSES
Policy benefits	487,998	54,422	3	542,423
Interest credited		3,398		3,398
Commission expenses	41,735	2,181	741	44,657
Operating expenses	101,238	2,203	748	104,189

Total benefits and expenses	630,971	62,204	1,492	694,667

Income before provision for income taxes	23,306	379	6,564	30,249
Provision for income taxes	6,510	133	1,036	7,679

Income before cumulative adjustments due to changes in accounting principles	16,796	246	5,528	22,570
Cumulative adjustments due to changes in accounting principles, net of taxes	717			717

Net income	$17,513	$246	$5,528	$23,287

10.	EMPLOYEE BENEFIT PLANS

PL&A permits eligible employees to participate in a defined benefit pension plan provided by Pacific Life. Pacific Life allocates amounts to PL&A based on a percentage of salaries. PL&A’s share of net expense was $2.0 million, $1.6 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

PL&A permits certain employees to defer a portion of cash compensation under a deferred compensation plan provided by Pacific Life. PL&A’s expense for this plan amounted to $0.3 million, $0.5 million and $0.6 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

PL&A participates in a defined benefit health care plan and a defined benefit life insurance plan (the Plans) provided by Pacific Life. The Plans provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life’s policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions, which can be adjusted annually. Pacific Life’s commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

PL&A permits eligible employees to participate in a defined contribution plan provided by Pacific Life. Pacific Life provides a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal

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Revenue Code covering all eligible employees. Pacific Life’s RISP matches 75% of each employee’s contribution, up to a maximum of 6.0% of eligible employee compensation, to an Employee Stock Ownership Plan (ESOP). The ESOP provides shares of Pacific LifeCorp common stock, Pacific Life’s immediate parent, to eligible employees. PL&A’s share of net expense was $1.7 million, $2.1 million and $1.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

11.	TRANSACTIONS WITH AFFILIATES

PL&A provides underwriting and administrative services for Pacific Life’s group life and health insurance under an administrative services agreement. Fees earned under this agreement were $8.2 million, $8.7 million and $9.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Pacific Life also provides investment and administrative services for PL&A under a separate administrative services agreement. Charges for these services were $38.8 million, $18.4 million and $18.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net amounts due to Pacific Life as of December 31, 2003 and 2002 were $4.9 million and $2.4 million, respectively.

In June 2003, PL&A entered into an agreement with Pacific Life to borrow up to $20 million at variable interest rates. PL&A did not utilize this borrowing facility during 2003.

12.	COMMITMENTS AND CONTINGENCIES

PL&A has outstanding commitments to make investments primarily in fixed maturity securities, limited partnerships and other investments as follows (In Thousands):

Years Ending December 31:
2004	$11,476
2005 through 2008	18,721
2009 and thereafter	2,989

Total	$33,186

PL&A leases office facilities under various noncancelable operating leases. Rent expense, which is included in operating expenses, in connection with these leases was $4.5 million, $3.5 million and $3.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Aggregate minimum future commitments are as follows (In Thousands)’.

Years Ending December 31 :
2004	$5,760
2005 through 2008	20,161
2009 and thereafter	18,420

Total	$44,341

PL&A provides routine indemnifications relating to lease agreements with various expiration dates. Based on historical experience and evaluation of the specific indemnities, management believes that judgments, if any, against PL&A related to such matters is not likely to have a material adverse effect on the financial position or results of operations of PL&A.

PL&A is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the financial position or results of operations of PL&A.

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PL&A operates in a business environment, which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk and legal and regulatory changes.

Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments, the liabilities for future policy benefits and the carrying amount of DAC. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, PL&A may have to sell assets prior to their maturity and realize losses. PL&A controls its exposure to this risk by utilizing, among other things, asset/liability matching techniques that attempt to match the duration of assets and liabilities and utilization of derivative instruments. Additionally, certain of PL&A’s products include contractual provisions limiting withdrawal rights. PL&A’s GIC liabilities are not generally subject to surrender and can only be surrendered after a market value adjustment.

PL&A’s investments in equity related securities and results from its variable products, including the carrying amount of DAC, are subject to changes in equity prices and the capital markets.

Credit risk is the risk that issuers of investments owned by PL&A may default or that other parties may not be able to pay amounts due to PL&A. PL&A manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approval procedures, limits and ongoing monitoring. Real estate and mortgage loan investment risks are limited by diversification of geographic location and property type. Management does not believe that significant concentrations of credit risk exist.

PL&A is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. PL&A manages this risk through credit approvals and limits on exposure to any specific counterparty and obtaining collateral. However, PL&A does not anticipate nonperformance by the counterparties. PL&A determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, by internal analysis.

PL&A’s group health insurance is subject to varying levels of regulation. The United States Congress has, from time to time, considered various health care proposals and several states have enacted health care reform legislation. Although it is not possible to predict what changes may be adopted at the state or Federal level, certain changes could have a negative impact upon the group health business of PL&A.

PL&A is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to PL&A. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or if decided or enacted, whether such cases or legislation would contain provisions with possible negative effects on PL&A’s life insurance or annuity products.

13.	SUBSEQUENT EVENT

On November 29, 2004, PL&A and Pacific Life signed a definitive agreement (Agreement) to sell their group insurance businesses to PacifiCare Health Systems, Inc. (PacifiCare). The proposed transaction is structured as a coinsurance arrangement that is expected to close in early 2005, contingent upon certain closing conditions, including required regulatory approvals. After the transaction closes, PL&A and Pacific Life will cede to PacifiCare future premiums received for their existing group insurance businesses and PacifiCare will assume future claim liabilities. PacifiCare will also obtain renewal rights for the existing business as of the closing date.

PL&A’s group insurance business (Group Business) is identified as an operating segment in Note 9. The Group Business had revenues of $935.9 million, $902.1 million and $654.3 million, benefits and expenses of $905.6 million, $857.9 million and $631.0 million and net income of $20.0 million, $28.7 million and $17.5 million during the years ended December 31, 2003, 2002 and 2001, respectively. The Group Business had total assets of

PLA - 31

$432.6 million and $435.7 million and policyholder and contract liabilities of $192.0 million and $212.0 million as of December 31, 2003 and 2002, respectively.

Although the purchase price is contingent upon certain factors, as defined in the Agreement, PL&A and Pacific Life do not anticipate incurring a net loss as a result of this transaction. Following the transaction, PL&A will continue to operate and develop its other businesses, which are described in Note 9.

PLA - 32

PART II

Part C: OTHER INFORMATION

     Item 24. Financial Statements and Exhibits

(a)	Financial Statements

Part A: None

Part B:

(1)	Registrant’s Financial Statements

Audited Financial Statements dated as of December 31, 2003 which are incorporated by reference from the 2003 Annual Report include the following for Separate Account A:

Statements of Assets and Liabilities Statements of Operations Statements of Changes in Net Assets Notes to Financial Statements

(2)	Depositor’s Financial Statements

Audited Financial Statements dated as of December 31, 2003 and 2002, and for the years then ended included in Part B include the following for Pacific Life & Annuity Company:

Independent Auditors’ Report Statements of Financial Condition Statements of Operations Statements of Stockholder’s Equity Statements of Cash Flows Notes to Financial Statements

(b)	Exhibits

1.	(a)	Minutes of Action of Board of Directors of PM Group Life Insurance Company (PM Group) (PL&A) dated July 1, 1998.[1]

2.	Not applicable

3.	(a)	Distribution Agreement between Pacific Life & Annuity Company (PL&A) and Pacific Select Distributors, Inc. (PSD)[1]

	(b)	Form of Selling Agreement between Pacific Life & Annuity Company (PL&A), PSD and Various Broker-Dealers[1]

4.	(a)	Pacific Value—Form of Individual Flexible Premium Deferred Variable Annuity Contract (Form No. 10-2100NY)[1]

	(b)	Form of Qualified Pension Plan Rider (Form No. 20-24200)[1]

	(c)	Form of 403(b) Tax-Sheltered Annuity Rider (Form No. 20-25200)[1]

	(d)	Individual Retirement Annuity Rider (Form No. 20-28900)[1]

	(e)	Roth Individual Retirement Annuity Rider (Form No. 20-29000)[1]

	(f)	SIMPLE Individual Retirement Annuity Rider (Form No. 20-29100)[1]

	(g)	Form of Stepped-Up Death Benefit Rider (Form No. 20-23500)[1]

	(h)	Form of Guaranteed Protection Advantage (GPA) Rider (Form No. 20-27000)[1]

5.	(a)	Form of Pacific Value Variable Annuity Application (Form No. 25-2100)[1]

	(b)	Form of Guaranteed Protection Advantage Rider Request (Form No. N2066-2A)[1]

6.	(a)	Articles of Incorporation of PM Group Life[1]

	(b)	Amended and Restated Articles of Incorporation of PL&A1

	(c)	By-laws of Pacific Life & Annuity Company[1]

7.	Not applicable

8.	(a)	Fund Participation Agreement[1]

	(b)	Addendum to the Fund Participation Agreement (to add the Strategic Value and Focused 30 Portfolios)[1]

	(c)	Addendum to the Fund Participation Agreement (to add nine new Portfolios)[1]

	(d)	Addendum to the Fund Participation Agreement (to add the Equity Income and Research Portfolios)[1]

	(e)	Administrative Agreement Between Pacific Life & Annuity Company (PL&A) and Pacific Life Insurance Company (“Pacific Life”)[1]

9.	Opinion and Consent of legal officer of Pacific Life & Annuity Company as to the legality of Contracts being registered.[1]

	10.	Consent of Independent Registered Public Accounting Firm

	11.	Not applicable

	12.	Not applicable

	13.	Pacific Value—Performance Calculations[1]

	14.	Not applicable

	15.	Powers of Attorney[1]

	16.	Not applicable

[1]	Included in Registration Statement on Form N-4, File No. 333-107571, Accession No. 0001017062-03-001534, filed on August 1, 2003, and incorporated by reference herein.

Item 25. Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life
Thomas C. Sutton	Director, Chairman of the Board, and Chief Executive Officer
Glenn S. Schafer	Director and President
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Secretary
Brian D. Klemens	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 26.	Persons Controlled by or Under Common Control with Pacific Life & Annuity Company or Separate Account A

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED
ENTERPRISES LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a California Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware StockHolding Company) which is, in turn, 98% owned by Pacific Mutual Holding Company (a California Mutual Holding Company).

Item 27. Number of Contractholders

Pacific Value	0 Qualified 0 Non Qualified

Item 28. Indemnification

(a)	The Distribution Agreement between Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD), formerly called Pacific Mutual Distributors, Inc. (PMD) provides substantially as follows:

Pacific Life & Annuity Company hereby agrees to indemnify and hold harmless PMD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life & Annuity Company or the Separate Account. Pacific Life & Annuity Company shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life & Annuity Company be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PMD.

PMD hereby agrees to indemnify and hold harmless Pacific Life & Annuity Company, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life & Annuity Company or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PMD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PMD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, Inc. (PSD), formerly called Pacific Mutual Distributors, Inc. (PMD) and Various Broker-Dealers provides substantially as follows:

Pacific Life & Annuity Company and PMD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PMD pursuant to Section IV.E. of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life & Annuity Company, the Fund and PMD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker-Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PMD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life & Annuity Company or PMD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life & Annuity Company, PMD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

Item 29. Principal Underwriters

(a)	PSD, formerly called PMD, also acts as principal underwriter for the Pacific Select Exec Separate Account of Pacific Life and Annuity Company, Pacific Select Fund, and the following Separate Accounts of Pacific Life Insurance Company: Pacific Select Separate Account, Pacific Select Exec Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account B, COLI Separate Account, COLI II Separate Account, COLI III Separate Account, and Pacific Select Fund.

(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.

(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life Insurance Company at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31. Management Services

Not applicable

Item 32. Undertakings

The registrant hereby undertakes:

(a)	to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

(b)	to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

(c)	to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations

     (a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

     (b) REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and the sponsoring insurance company of the Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract (“Contract”) described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment on Form N-4/A to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 16th day of December, 2004.

SEPARATE ACCOUNT A
(Registrant)

By:	PACIFIC LIFE & ANNUITY COMPANY

By:

Thomas C. Sutton*
Chairman and Chief Executive Officer

By:	PACIFIC LIFE & ANNUITY COMPANY
(Depositor)

By:

Thomas C. Sutton*
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

	Thomas C. Sutton*	Director, Chairman of the Board and Chief Executive Officer	December 16, 2004

	Glenn S. Schafer*	Director and President	December 16, 2004

	Khanh T. Tran*	Director, Executive Vice President and Chief Financial Officer	December 16, 2004

	David R. Carmichael*	Director, Senior Vice President and General Counsel	December 16, 2004

	Audrey L. Milfs*	Director, Vice President and Secretary	December 16, 2004

	Brian D. Klemens*	Vice President and Treasurer	December 16, 2004

*By:	/s/ DAVID R. CARMICHAEL		December 16, 2004

David R. Carmichael
as attorney-in-fact

(Powers of Attorney are contained in this Registration Statement on Form N-4 for Separate Account A, File No. 333-107571, Accession No. 0001017062-03-001534 filed on August 1, 2003 and incorporated by reference herein, as Exhibit 15.)